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Filed Pursuant To Rule 424(B)(3)
Registration Statement No. 333-148856

PROSPECTUS

OFFER TO EXCHANGE

$150,000,000 principal amount of its
7 1/4% Series B Senior Subordinated Notes due 2012
which have been registered under the Securities Act,
for any and all of its outstanding 7 1/4% Senior Subordinated Notes due 2012

•
The exchange offer expires at 12:00 a.m., New York City time, on March 11, 2008, unless extended.

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We will exchange all outstanding notes that are validly tendered and not validly withdrawn for an equal principal amount of a new series of notes which are registered under the Securities Act.

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The exchange offer is not subject to any conditions other than that it not violate applicable law or any applicable interpretation of the staff of the Securities and Exchange Commission.

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You may withdraw tenders of outstanding notes at any time before the exchange offer expires.

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The exchange of notes will not be a taxable event for U.S. federal income tax purposes.

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We will not receive any proceeds from the exchange offer.

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The terms of the new series of notes are substantially identical to the outstanding notes, except for transfer restrictions and registration rights relating to the outstanding notes.

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You may tender outstanding notes only in denominations of $1,000 and multiples of $1,000.

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Our affiliates may not participate in the exchange offer.

        Please refer to "Risk Factors" beginning on page 9 of this prospectus for a description of the risks you should consider before buying the notes.

        We are not making this exchange offer in any state where it is not permitted.

        Neither the Securities and Exchange Commission nor any state securities commission has approved of the notes or determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is February 11, 2008

        We have not authorized any dealer, salesperson or other people to give any information or make any representations to you other than the information contained in this prospectus. You must not rely on any information or representations not contained in this prospectus as if we had authorized it. This prospectus does not offer to sell or solicit an offer to buy any securities other than the registered notes to which it relates, nor does it offer to buy any of these notes in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

        The information contained in this prospectus is current only as of the date on the cover page of this prospectus, and may change after that date.

        This prospectus incorporates important business and financial information about us that is not included in or delivered with this prospectus. This information is available without charge to you upon written or oral request. If you would like a copy of any of this information, please submit your request to Alliance Imaging, Inc., 1900 S. State College Blvd., Suite 600, Anaheim, California 92806, Attention: Investor Relations, tel: (714) 688-7100. In addition, to obtain timely delivery of any information you request, you must submit your request no later than March 4, 2008, which is five business days before the date the exchange offer expires.

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CAUTIONARY DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

        We have made statements under the captions "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus and in the documents incorporated by reference herein that are forward-looking statements. In some cases you can identify these statements by forward-looking words such as "may", "will", "should", "expect", "plans", "anticipate", "believe", "estimate", "predict", "seek", "intend" and "continue" or similar words. Forward-looking statements may also use different phrases. Forward-looking statements address, among other things, our future expectations, projections of our future results of operations or of our financial condition and other forward-looking information.

        We believe it is important to communicate our expectations to our investors. However, there may be events in the future that we are not able to accurately predict or that we do not fully control that could cause actual results to differ materially from those expressed or implied by our forward-looking statements, including:

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  our high degree of leverage and our ability to service our debt;

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  factors affecting our leverage, including interest rates;

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  the risk that the counter-parties to our interest rate swap agreements fail to satisfy their obligations under these agreements;

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  the effect of operating and financial restrictions in our debt agreements;

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  our estimates regarding our capital requirements;

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  changes in the rates or methods of third-party reimbursements for diagnostic imaging services;

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  fluctuations or unpredictability of our revenues, including as a result of seasonality;

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  intense levels of competition in the diagnostic imaging services and imaging systems industry;

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  changes in the healthcare regulatory environment;

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  our ability to keep pace with technological developments within our industry;

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  the growth in the market for MRI and other services;

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  the disruptive effect of hurricanes and other natural disasters;

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  our ability to successfully integrate any past or future acquisitions; and

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  other factors discussed under "Risk Factors."

MARKET AND INDUSTRY DATA

        This prospectus contains statistical data that we obtained from public industry publications. These publications generally indicate that they have obtained their information from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information. Although we believe that the publications are reliable, we have not independently verified market industry data provided by third parties, and we take no further responsibility for this data. Similarly, while we believe our management's estimates with respect to our industry are reliable, our estimates have not been verified by any independent sources, and we cannot assure you that they are accurate.

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PROSPECTUS SUMMARY

        In this prospectus, the words "we," "us," "our," "Alliance" and "the Company" refer to Alliance Imaging, Inc., the issuer of the notes, and its subsidiaries. The following summary contains basic information about the Company and this offering. You should read this entire prospectus, including our financial statements, the notes to those financial statements and the other financial information included and incorporated by reference in this prospectus, carefully before making an investment decision. It likely does not contain all the information that is important to you. For a more complete understanding of this offering, we encourage you to read this entire document and the documents we have referred you to. Our fiscal year ends on December 31 of each year.

        We will refer to the offering of the private notes as the "private offering." Unless indicated otherwise, the term "notes" refers to both the private notes and the exchange notes.

Our Company

        We are a leading national provider of shared-service and fixed-site diagnostic imaging services, based upon annual revenue and number of diagnostic imaging systems deployed. Our principal sources of revenue are derived from magnetic resonance imaging (MRI) and positron emission tomography and positron emission tomography/computed tomography (PET and PET/CT). We provide imaging and therapeutic services primarily to hospitals and other healthcare providers on a shared and full-time service basis. We also provide services through a growing number of fixed-sites, primarily to hospitals or health systems. Our services normally include the use of our imaging systems, technologists to operate the systems, equipment maintenance and upgrades and management of day-to-day shared-service and fixed-site diagnostic imaging operations. We also provide non-scan-based services, which include only the use of our imaging systems under a short-term contract.

        We have also leveraged our leadership in MRI, PET and PET/CT to expand into radiation oncology. Our radiation oncology business is operated through our affiliate, Alliance Oncology, LLC ("AO"), and includes a wide range of services for cancer patients covering initial consultation, preparation for treatment, simulation of treatment, actual radiation therapy delivery, therapy management and follow-up care. Our services include the use of our linear accelerators, therapists to operate such systems, administrative staff, equipment maintenance and upgrades, and management of day-to-day operations.

        For the nine months ended September 30, 2007, MRI services and PET and PET/CT services generated 60% and 31% of our revenue, respectively. The remaining revenue was comprised of other modality diagnostic imaging services revenue, primarily computed tomography (CT), and management contract revenue. We had 470 diagnostic imaging systems, including 310 MRI systems and 76 PET or PET/CT systems and served over 1,000 clients in 43 states at September 30, 2007. Of these 470 diagnostic imaging systems, 74 were located in fixed-sites, which constitutes systems installed in hospitals or other buildings on hospital campuses, including modular buildings, systems installed inside medical groups' offices, or medical buildings, and free-standing fixed-sites, which includes systems installed in a medical office building, ambulatory surgical center, or other retail space. We also operated three radiation centers as of September 30, 2007. In November 2007, we acquired a fixed-site provider of MRI and CT, which operates seven fixed-sites and one mobile MRI system. Also in November 2007, AO purchased eight radiation therapy centers.

        Approximately 90% of our revenues for the nine months ended September 30, 2007 were generated by providing services to hospitals and other healthcare providers, which we refer to as wholesale revenues. Our wholesale revenues are due to us independently of our clients' receipt of reimbursement from third-party payors. For shared-service customers, we typically deliver our services for a set number of days per week through exclusive, long-term contracts with hospitals and other healthcare providers. The initial terms of these contracts average approximately three years in length.

The initial terms of our contracts for our fixed-sites average approximately five to 10 years. Our contracts for radiation therapy services average approximately 10 to 20 years in length.

        Our clients, primarily small-to-mid-sized hospitals, contract with us to provide diagnostic imaging systems and services in order to:

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  take advantage of our extensive diagnostic imaging and project management experience;

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  avoid capital investment and financial risk associated with the purchase of their own systems;

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  provide access to MRI, PET and PET/CT, and other services for their patients when the demand for these services does not justify the purchase of dedicated, full-time systems;

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  benefit from upgraded systems without direct capital expenditures;

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  eliminate the need to recruit, train and manage qualified technologists;

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  make use of our ancillary services; and

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  gain access to services under our regulatory and licensing approvals when they do not have these approvals.

Our Competitive Strengths

        We believe we benefit from the following competitive strengths:

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  Our position as a leading national provider of shared-service and fixed-site MRI and PET and PET/CT services, based on annual revenue and number of diagnostic imaging systems deployed;

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  Our ability to provide comprehensive diagnostic and treatment solutions;

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  Exclusive, long-term contracts with a diverse client base;

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  Reduced reimbursement risk because we generate approximately 90% of our revenues by billing hospitals and other healthcare providers rather than patients or other third-party payors;

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  Our generation of stable and significant cash flows and maintenance of attractive margins over a sustained period of time;

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  Our experienced management team, including our executive officers who collectively have over 50 years of industry experience; and

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  Our advanced MRI, PET and PET/CT, and radiation therapy systems.

        Despite the competitive strengths discussed above, we face a number of challenges in growing our business. We currently have a substantial amount of indebtedness, which places financial and other limitations on our business. Our business is also subject to a number of other risks described in "Risk Factors."

Our Services

        As of September 30, 2007, we provided our outsourcing services on the following bases:

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  Shared service;

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  Full-time service; and

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  Interim and rental services.

Our Strategy

        Key components of our strategy include:

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  Focus on continued diversification through growth products, including PET/CT, fixed-sites and radiation therapy;

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  Improvement of our sales management and sales support infrastructure to improve the pace of new business;

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  Improved operating efficiency, including reducing our cost structure and improving asset allocation;

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  Focus on patient care and customer service;

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  Focus on a unified culture, based upon a shared set of core values; and

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  Maintenance of our market positions by selectively pursuing strategic acquisitions.

Acquisitions

        On November 2, 2007, Alliance Oncology, LLC, an affiliate of ours, purchased eight radiation therapy centers in Alabama, Arkansas, Mississippi and Missouri from Bethesda Resources, Inc., a wholly owned subsidiary of Sonix, Inc. (the "Sonix Acquisition"). Many of these centers are sole community providers and are located near hospital campuses. Several of them operate under certificates of need. The total purchase price consisted of approximately $36 million in cash and assumed debt. Revenue from the Sonix Acquisition is expected to total approximately $14 million in 2007, on an annualized basis. On November 5, 2007, we purchased all of the outstanding shares of the New England Health Enterprises Business Trust ("NEHE") and all of the outstanding membership interests of New England Imaging Management, LLC, a fixed-site provider of MRI and CT (the "NEHE Acquisition"). NEHE operates seven fixed-sites and one mobile MRI system in Maine and Massachusetts. The total purchase price, which includes amounts paid for the purchase of certain minority interests in addition to the shares of NEHE and membership interests of New England Imaging Management, LLC, consisted of approximately $49 million in cash and assumed liabilities. Revenue from the NEHE Acquisition is expected to total approximately $20 million in 2007, on an annualized basis. We financed these acquisitions through internally generated funds, capital leases and the Acquisition Credit Facility described elsewhere in this prospectus. We used the proceeds from the private offering to repay and terminate the Acquisition Credit Facility.

Our Sponsors

        On April 16, 2007, OCM Principal Opportunities Fund IV, L.P., MTS Health Investors II, L.P., and affiliated funds (together, the "Oaktree Parties"), acquired approximately 49.7% of our outstanding shares of common stock from a fund controlled by an affiliate of Kohlberg Kravis Roberts & Co., L.P. ("KKR"). KKR no longer owns any shares of the Company. OCM Principal Opportunities Fund IV, L.P. is a commingled investment fund managed by Oaktree Capital Management, L.P. ("Oaktree"), a leading alternative asset manager that manages in excess of $51 billion in capital on behalf of institutional and high net worth investors in non-mainstream and alternative investment strategies, including high yield bonds, convertible securities, distressed debt, private equity, mezzanine, real estate, emerging market equities and Japanese equities. Oaktree is headquartered in Los Angeles, California and maintains other offices in Beijing, Frankfurt, Hong Kong, London, New York, Seoul, Shanghai, Singapore, Stamford (Connecticut), Tokyo and, through fund affiliates, Luxembourg.

        MTS Health Investors, LLC ("MTS"), located in New York, New York, is a healthcare private equity firm that makes equity investments in the buyout, recapitalization or growth financing of healthcare operating companies. MTS focuses on businesses that operate in services sectors of the healthcare industry-managed care/health insurance, providers of healthcare services, distributors of medical products and pharmaceuticals, manufacturers of medical products and low-technology devices and providers of outsourced services to the healthcare industry.

        We are a Delaware corporation with our principal executive offices located at 1900 S. State College Blvd., Suite 600, Anaheim, California 92806. Our telephone number at that location is (714) 688-7100. Our website is located at www.allianceimaging.com. The information contained on our website is not a part of this prospectus.

The Exchange Offer

The Exchange Offer
We are offering to exchange the exchange notes for the outstanding private notes that are properly tendered and accepted. You may tender outstanding private notes only in denominations of $1,000 and multiples of $1,000. We will issue the exchange notes on or promptly after the exchange offer expires. As of the date of this prospectus, $150,000,000 aggregate principal amount of private notes is outstanding.
Expiration Date
The exchange offer will expire at 12:00 a.m., New York City time, on March 11, 2008, unless extended, in which case the expiration date will mean the latest date and time to which we extend the exchange offer.
Conditions to the Exchange Offer
The exchange offer is not subject to any condition other than that it not violate applicable law or any applicable interpretation of the staff of the Securities and Exchange Commission (the "SEC"). The exchange offer is not conditioned upon any minimum principal amount of private notes being tendered for exchange.
Procedures for Tendering Private Notes	If you wish to tender your private notes for exchange notes pursuant to the exchange offer:
• You must comply with the Automated Tender Offer Program procedures of The Depository Trust Company ("DTC"); and
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The Bank of New York Trust Company, N.A., the exchange agent, must receive timely confirmation of a book-entry transfer of the private notes into its account at DTC through DTC's Automated Tender Offer Program pursuant to the procedure for book-entry transfer described herein, along with a properly transmitted agent's message, before the expiration date.
By tendering the private notes pursuant to the exchange offer, you will make the representations to us described under "The Exchange Offer—Procedures for Tendering."

Acceptance of the Private Notes and Delivery of the Exchange Notes
Subject to the satisfaction or waiver of the conditions to the exchange offer, we will accept for exchange any and all private notes which are validly tendered in the exchange offer and not withdrawn before 12:00 a.m., New York City time, on the expiration date.
Withdrawal Rights
You may withdraw the tender of your private notes at any time before 12:00 a.m., New York City time, on the expiration date, by complying with the procedures for withdrawal described in this prospectus under the heading "The Exchange Offer—Withdrawal of Tenders."
Certain Federal Tax Consequences
The exchange of notes will not be a taxable event for U.S. federal income tax purposes. For a discussion of certain federal tax considerations relating to the exchange of notes, see "Material U.S. Federal Income Tax Considerations."
Exchange Agent	The Bank of New York Trust Company, N.A., the trustee under the indenture governing the notes, is serving as the exchange agent.
Consequences of Failure to Exchange
If you do not exchange your private notes for exchange notes, you will continue to be subject to the restrictions on transfer provided in the private notes and in the indenture governing the private notes. In general, the private notes may not be offered or sold, unless registered under the Securities Act of 1933, as amended (the "Securities Act"), except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws.
Registration Rights Agreement
You are entitled to exchange your private notes for exchange notes with substantially identical terms. This exchange offer satisfies this right. After the exchange offer is completed, you will no longer be entitled to any exchange or registration rights with respect to your private notes.

We explain the exchange offer in greater detail beginning on page 23.

The Exchange Notes

        The summary below describes the principal terms of the exchange notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. The "Description of the Notes" section of this prospectus contains a more detailed description of the terms and conditions of the exchange notes.

        The form and terms of the exchange notes are the same as the form and terms of the private notes, except that the exchange notes will be registered under the Securities Act and, therefore, the exchange notes will not be subject to the transfer restrictions, registration rights and provisions providing for an increase in the interest rate applicable to the private notes. The exchange notes will evidence the same debt as the private notes and are governed by the same indenture as the private notes.

Issuer	Alliance Imaging, Inc.
Securities Offered
$150,000,000 aggregate principal amount of 7 1/4% series B senior subordinated notes due 2012. The notes have terms that are substantially identical to our $150,000,000 aggregate principal amount of 7 1/4% senior subordinated notes due 2012 issued in December 2004, but were issued under a new indenture and are therefore a separate series of notes and are not fungible and do not vote as a class with our outstanding 7 1/4% senior subordinated notes due 2012.
Maturity	December 15, 2012.
Interest Rate	7 1/4% per year (calculated using a 360-day year).
Interest Payment Dates	June 15 and December 15 of each year.
Ranking
The notes are unsecured senior subordinated obligations of the Company, rank junior in right of payment to all of our existing and future senior debt, and rank pari passu in right of payment to all of our existing and future senior subordinated debt, including our outstanding 7 1/4% senior subordinated notes due 2012. The notes are effectively subordinated in right of payment to all obligations of our subsidiaries. As of September 30, 2007, after giving effect to the use of proceeds from the private offering, we had approximately $376.8 million of indebtedness senior in right of payment to the notes and approximately $64.1 million available for borrowing as additional senior debt under the amended credit facility. Our subsidiaries had total liabilities, together with guarantees of indebtedness, of approximately $377.1 million (of which $366.6 million represents guarantees of the amended credit facility) which are structurally senior to the notes. See "Selected Consolidated Financial Data," "Risk Factors—Risks Related to Our Indebtedness" and "Description of the Notes—Subordination."
Optional Redemption	We may redeem some or all of the notes at the redemption prices listed under "Description of the Notes—Optional Redemption," plus accrued and unpaid interest.

Change of Control	If a change in control of the Company occurs, we must give holders of the notes the opportunity to sell us their notes at 101% of their face amount, plus accrued interest.
We might not be able to pay you the required price for notes you present to us at the time of a change of control because:
	•	we might not have enough funds at that time; and
	•	the terms of our senior debt may prevent us from paying.
See "Risk Factors—Risks Related to the Notes—We may not be able to repurchase notes upon a change of control, which would be an event of default under the indenture."
Asset Sale Proceeds
If we or our subsidiaries engage in asset sales, we generally must either invest the net cash proceeds from such sales in our business within a period of time, prepay senior debt or make an offer to purchase a principal amount of the notes equal to the excess net cash proceeds. The purchase price of the notes will be 100% of their principal amount, plus accrued interest.
Certain Indenture Provisions	The indenture governing the notes contains covenants limiting our (and most or all of our subsidiaries') ability to:
	•	pay dividends or make certain other restricted payments or investments;
	•	incur additional indebtedness and issue disqualified stock;
	•	create liens on assets;
	•	merge, consolidate, or sell all or substantially all of our and our restricted subsidiaries' assets;
	•	enter into certain transactions with affiliates;
	•	create restrictions on dividends or other payments by our restricted subsidiaries;
	•	create guarantees of indebtedness by restricted subsidiaries; and
	•	incur subordinated indebtedness that is senior in right of payment to the notes.
These covenants are subject to a number of important limitations and exceptions. See "Description of the Notes—Certain Covenants."
Use of Proceeds	We will not receive any cash proceeds from the exchange offer.

        We explain the exchange notes in greater detail beginning on page 72.

Summary Consolidated Financial Information

        We derived the following summary historical consolidated financial information presented below from our financial statements. The following summary historical consolidated financial information with respect to each year in the three-year period ended December 31, 2006 are derived from our audited consolidated financial statements. We derived the summary historical consolidated financial information as of and for each of the nine months ended September 30, 2006 and 2007 from our unaudited consolidated financial information. Our unaudited consolidated financial information for each of the nine months ended September 30, 2006 and 2007 include, in the opinion of management, all adjustments consisting of normal recurring adjustments, necessary for a fair presentation of the results for the period. The results of interim periods are not indicative of our results for the full year. The summary historical consolidated financial information provided below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and notes thereto included and incorporated by reference in this prospectus.

	Year Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
	(dollars in thousands)
Consolidated Statements of Operations Data:
Revenues	$432,080	$430,788	$455,775	$344,116	$331,324
Costs and expenses:
Cost of revenues, excluding depreciation and amortization	217,605	226,294	244,254	182,621	173,158
Selling, general and administrative expenses	48,142	48,077	53,955	41,037	42,710
Employment agreement costs	2,064	366	—	—	—
Severances and related costs	1,223	826	745	536	522
Loss on early retirement of debt	44,393	—	—	—	—
Depreciation expense	80,488	82,505	83,397	62,738	62,039
Amortization expense	3,522	3,954	4,933	3,703	3,543
Interest expense, net	44,502	34,203	41,078	30,835	30,415
Other (income) and expense, net	(484)	(399)	45	298	(523)

Total costs and expenses	441,455	395,826	428,407	321,768	311,864

Income (loss) before income taxes, minority interest expense and earnings from unconsolidated investees	(9,375)	34,962	27,368	22,348	19,460
Income tax (benefit) expense	(6,955)	14,758	12,032	10,204	10,199
Minority interest expense	2,373	1,718	2,075	1,586	1,315
Earnings from unconsolidated investees	(4,029)	(3,343)	(5,371)	(4,145)	(6,450)

Net (loss) income	$(764)	$21,829	$18,632	$14,703	$14,396

Consolidated Balance Sheet Data (at end of period):
Cash and cash equivalents	$20,721	$13,421	$16,440	$12,914	$34,326
Total assets	622,198	675,342	664,526	674,268	693,133
Long-term debt, including current maturities	575,664	579,582	529,425	543,758	530,343
Stockholders' (deficit) equity	(67,528)	(40,256)	(16,974)	(22,208)	1,020
Other Data:
Cash flows provided by (used in):
Operating activities	120,898	127,074	115,838	77,167	80,355
Investing activities	(75,558)	(134,437)	(63,520)	(43,909)	(61,241)
Financing activities	(45,550)	63	(49,299)	(33,765)	(1,228)
Capital expenditures	85,676	76,460	75,007	56,516	45,166

RISK FACTORS

        You should carefully consider the risk factors set forth below as well as the other information contained and incorporated by reference in this prospectus before making a decision to tender your private notes in the exchange offer. The risk factors set forth below are generally applicable to the private notes as well as the exchange notes. The risks described below are not the only risks that we face.

Risks Related to Our Indebtedness

        We are highly leveraged. As of September 30, 2007, after giving effect to the use of proceeds from the private offering, we had $680.3 million of outstanding debt, excluding letters of credit, and approximately $64.1 million was available for borrowing under our amended credit facility.

Our substantial indebtedness could restrict our operations and make us more vulnerable to adverse economic conditions.

        Our substantial indebtedness could have important consequences to you. For example, it could:

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  require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and acquisitions and other general corporate purposes;

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  increase our vulnerability to economic downturns and competitive pressures in our industry;

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  place us at a competitive disadvantage compared to our competitors that have less debt in relation to cash flow; and

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  limit our flexibility in planning for, or reacting to, changes in our business and our industry.

If there is a default under the agreements governing our material indebtedness, the value of our assets may not be sufficient to repay our creditors.

        Our property and equipment, which make up a significant portion of our tangible assets, had a net book value of $328.5 million as of September 30, 2007. The book value of these assets should not be relied on as a measure of realizable value for such assets. The realizable value may be lower than such net book value. The value of our assets in the event of liquidation will depend upon market and economic conditions, the availability of buyers and similar factors. A sale of these assets in a bankruptcy or similar proceeding would likely be made under duress, which would reduce the amounts that could be recovered. Furthermore, such a sale could occur when other companies in our industry also are distressed, which might increase the supply of similar assets and therefore reduce the amounts that could be recovered. Our goodwill and other intangible assets had a net book value of $182.5 million as of September 30, 2007. These assets primarily consist of the excess of the acquisition cost over the fair market value of the net assets acquired in purchase transactions, customer contracts and costs to obtain certificates of need. The value of goodwill and other intangible assets will continue to depend significantly upon the success of our business as a going concern and the growth in future cash flows. As a result, in the event of a default under the agreements governing our material indebtedness or any bankruptcy or dissolution of our company, the realizable value of these assets will likely be substantially lower and may be insufficient to satisfy the claims of our creditors.

        The financial condition of our assets will likely deteriorate during any period of financial distress preceding a sale of our assets. In addition, much of our assets consist of illiquid assets that may have to be sold at a substantial discount in an insolvency situation. Accordingly, the proceeds of any such sale of our assets may not be sufficient to satisfy, and may be substantially less than, amounts due to our creditors.

Despite current indebtedness levels, we and our subsidiaries may still be able to incur substantially more indebtedness which could increase the risks described above.

        We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The terms of the indentures that govern our existing 7 1/4% senior subordinated notes due 2012 and the notes permit us or our subsidiaries to incur additional indebtedness, subject to certain restrictions. Further, the indentures allow for the incurrence of indebtedness by our subsidiaries, all of which would be structurally senior to the notes. In addition, as of September 30, 2007, after giving effect to the use of proceeds from the private offering, our amended credit facility permitted additional borrowings of up to approximately $64.1 million subject to the covenants contained in the amended credit facility, and all of those borrowings were senior to the notes. If new debt is added to our and our subsidiaries' current debt levels, the risks discussed above could intensify.

If we are unable to generate or borrow sufficient cash to make payments on our indebtedness or to refinance our indebtedness on acceptable terms, our financial condition would be materially harmed, our business may fail and you may lose all of your investment.

        Our ability to make scheduled payments on or to refinance our obligations with respect to our debt will depend on our financial and operating performance, which will be affected by general economic, financial, competitive, business and other factors beyond our control. We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us in an amount sufficient to enable us to service our debt or to fund our other liquidity needs. If we are unable to meet our debt obligations or fund our other liquidity needs, we may need to restructure or refinance all or a portion of our debt on or before maturity or sell certain of our assets. We cannot assure you that we will be able to restructure or refinance any of our debt on commercially reasonable terms, if at all, which could cause us to default on our debt obligations and impair our liquidity. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations.

We may not be able to finance future needs or adapt our business plan to changes because of restrictions placed on us by our amended credit facility, the indentures governing our existing 7 1/4% senior subordinated notes and the notes, and instruments governing our other indebtedness.

        The indenture for our existing 7 1/4% senior subordinated notes, our amended credit facility, and the indenture for the notes, contain affirmative and negative covenants which restrict, among other things, our ability to:

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  incur additional debt;

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  sell assets;

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  create liens or other encumbrances;

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  make certain payments and dividends; and

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  merge or consolidate.

        All of these restrictions could affect our ability to operate our business and may limit our ability to take advantage of potential business opportunities as they arise. A failure to comply with these covenants and restrictions would permit the relevant creditors to declare all amounts borrowed under the relevant facility, together with accrued interest and fees, to be immediately due and payable. If the indebtedness under the amended credit facility, our existing 7 1/4% senior subordinated notes or the notes is accelerated, we may not have sufficient assets to repay amounts due under the amended credit facility, the notes or any other indebtedness then outstanding. If we are not able to refinance our debt, we could become subject to bankruptcy proceedings, and you may lose all or a portion of your investment because the claims of certain of our creditors on our assets are prior to the claims of holders of the notes.

Rises in interest rates could adversely affect our financial condition.

        An increase in prevailing interest rates would have an immediate effect on the interest rates charged on our variable rate debt, which rise and fall upon changes in interest rates. At September 30, 2007, $366.6 million of our debt was at variable interest rates. However, during 2005, we entered into multiple interest rate collar agreements which have a total notional amount of $178.0 million, which reduces our exposure on our total variable rate to the terms of these agreements. Under the terms of these agreements, we have purchased a cap on the interest rate of 4.00% and have sold a floor of 2.25%. As of September 30, 2007, we had a total notional amount of $138.0 million in collar agreements outstanding, which mature in January 2008. Increases in interest rates would also impact the refinancing of our fixed rate debt. If interest rates are higher when our fixed debt becomes due, we may be forced to borrow at the higher rates. If prevailing interest rates or other factors result in higher interest rates, the increased interest expense would adversely affect our cash flow and our ability to service our debt. As a protection against rising interest rates, we may enter into agreements such as interest rate swaps, caps, floors and other interest rate exchange contracts. These agreements carry the risks that the other parties to the agreements may not perform or that the agreements could be unenforceable.

Risks Related to Our Business

Changes in the rates or methods of third-party reimbursements for diagnostic imaging services could result in reduced demand for our services or create downward pricing pressure, which would result in a decline in our revenues and harm to our financial position.

        We derive approximately 10% of our revenues from direct billings to patients and third-party payors such as Medicare, Medicaid or private health insurance companies, and changes in the rates or methods of reimbursement for the services we provide could have a significant negative impact on those revenues. Moreover, our healthcare provider clients on whom we depend for the majority of our revenues generally rely on reimbursement from third-party payors. If our clients receive decreased reimbursement, this could result in a reduced demand for our services or downward pricing pressures, which could have a material impact on our financial position.

        From time to time, changes designed to contain healthcare costs have been proposed, some of which have resulted in decreased reimbursement rates for diagnostic imaging services. For example, on February 8, 2006, the Deficit Reduction Act of 2005, or DRA, was signed into law by President George W. Bush. The DRA imposes caps on Medicare payment rates for certain imaging services, including MRI, PET and CT, furnished in physician's offices and other non-hospital based settings. Under the caps, payments for specified imaging services cannot exceed the hospital outpatient payment rates for those services. This change applies to services furnished on or after January 1, 2007. The caps are applicable to the technical component of the services only (which is the payment we receive for the services for which we bill directly under the Medicare Physician Fee Schedule). If the technical component of the service established under the Physician Fee Schedule (without including geographic adjustments) exceeds the hospital outpatient payment amount for the service (also without including geographic adjustments), then the payment is to be reduced. In other words, in those instances where the technical component for the particular service is greater for the non-hospital site, the DRA directs that the hospital outpatient payment rate be substituted for the otherwise applicable Physician Fee Schedule payment rate. The implementation of this reimbursement reduction contained in the DRA has had and will continue to have a significant effect on our financial condition and results of operations in 2007.

        In addition, on November 1, 2006, the Centers for Medicare and Medicaid Services ("CMS") issued a final rule for the Medicare Part B hospital outpatient prospective payment system, or HOPPS reimbursement rates for PET and PET/CT imaging procedures, effective January 1, 2007. For 2007, the national rate for PET scans was reduced from the rate of $1,150 per scan in 2006 to $855 per scan. In addition, for 2007, the national rate for PET/CT scans was reduced from the rate of $1,250 per scan in 2006 to $950 per scan.

        For full year 2006, we estimate that approximately 5.6% of our revenue was billed directly to the Medicare program. If the DRA had been in effect for full year 2006, we estimate the reduction in Medicare revenue due to the DRA reimbursement rate decrease would have been approximately $9.7 million. Additionally, the 2007 PET and PET/CT Medicare HOPPS reductions described above would have reduced revenue by approximately $2.8 million. Combined, the DRA and PET and PET/CT Medicare HOPPS rate reductions would have negatively impacted our 2006 revenue and will negatively impact our 2007 revenue by a total of $12.5 million and $14.0 million, respectively. We expect that the entire 2007 revenue decrease will have a direct negative effect on revenue and earnings.

        On November 1, 2007, CMS issued a final determination related to Medicare Part B HOPPS reimbursement rates for imaging procedures, effective January 1, 2008. In this final ruling, CMS bundled the PET and PET/CT payment for the radiopharmaceutical with the payment for the PET and PET/CT scan. As a result, the 2008 national Medicare payment rate for PET and PET/CT scans was reduced by approximately 13% and 20%, respectively. In addition, CMS reduced the 2008 national Medicare HOPPS rate for MRI scans by approximately 3%. If these rates had been in effect for full year 2007, we estimate that our retail revenue related to these Medicare HOPPS reductions would have been impacted by approximately $2 million.

        As a result of the 2007 and 2008 reductions in Medicare reimbursement rates resulting from the implementation of the DRA and revised PET and PET/CT reimbursements under HOPPS, the Company may face increased PET and PET/CT wholesale pricing pressure.

        In addition, the DRA also codifies the reduction in reimbursement for multiple images on contiguous body parts, which was previously announced by CMS. The DRA mandates payment at 100% of the technical component of the higher priced imaging procedure and 50% for the technical component of each additional imaging procedure for multiple images of contiguous body parts within a family of codes performed in the same session. Initially, CMS announced that it would phase in this reimbursement reduction over a two-year period, resulting in a 25% reduction for each additional imaging procedure on contiguous body parts in 2006 and an additional 25% reduction in 2007. On November 1, 2006, however, CMS announced that it would not implement the additional 25% reduction in 2007. The agency did not address this issue in the 2008 final rule updating the Medicare Physician Fee Schedule. The implementation of this reimbursement reduction did not have a material impact on our consolidated financial position or results of operations for the year ended December 31, 2006 or the nine months ended September 30, 2007. We continue to believe that the implementation of this reimbursement reduction will not have a material impact on our consolidated financial position or results of operations in the future; however, no assurances can be given.

Our revenues may fluctuate or be unpredictable and this may impact our financial results.

        The amount and timing of revenues that we may derive from our business will fluctuate based on:

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  variations in the rate at which clients renew their contracts;

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  the extent to which our mobile shared-service clients become full-time clients;

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  changes in the number of days of service we can offer with respect to a given diagnostic imaging system due to equipment malfunctions or the seasonal factors discussed below; and

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  the mix of wholesale and retail billing for our services.

        In addition, we experience seasonality in the sale of our services. For example, our revenues typically decline from our third fiscal quarter to our fourth fiscal quarter. First and fourth quarter revenues are typically lower than those from the second and third quarters. First quarter revenue can be affected primarily by inclement weather, the results of which are fewer patient scans during the period. Fourth quarter revenue is affected primarily by holiday and client and patient vacation schedules and inclement weather, the results of which are fewer patient scans during the period. As a result, our revenues may significantly vary from quarter to quarter, and our quarterly results may be below market expectations. We may not be able to reduce our expenses, including our debt service obligations, quickly enough to respond to these declines in revenue, which would make our business difficult to operate and would harm our financial results.

We may experience competition from other medical diagnostic companies and equipment manufacturers and this competition could adversely affect our revenues and our business.

        The market for diagnostic imaging services and systems is competitive. Our major diagnostic imaging competitors include InSight Health Services Corp., RadNet, Inc., Medquest, Inc., Medical Resources, Inc., Shared Medical Services, Kings Medical Company Inc. and DMS Health Group. In addition to direct competition from other imaging providers, we compete with independent imaging centers and referring physicians with diagnostic imaging systems in their own offices, as well as with original equipment manufacturers, or OEMs, that aggressively sell or lease imaging systems to healthcare providers for full-time installation. In recent years we have seen an increase in activity by OEMs' sale of systems directly to a certain number of our clients. Typically, OEMs target our higher scan volume clients. This increase in activity by OEMs has resulted in overcapacity of systems in the marketplace, especially related to medical groups adding imaging capacity within their practice settings. This has caused an increase in the number of our higher scan volume clients deciding not to renew their contracts. We replace these higher volume scan clients typically with lower volume clients. During the nine months ended September 30, 2007, our shared-services MRI revenues modestly declined compared to 2006 levels and we believe that our shared-services MRI revenues will continue to modestly decline in future years.

        There are many competitors in the imaging sector we find ourselves competing with to gain business. We have been successful in many of these competitive circumstances. However, if we are unable to successfully compete, our client base would decline and our business and financial condition would be harmed.

Managed care organizations may prevent healthcare providers from using our services which would cause us to lose current and prospective clients.

        Healthcare providers participating as providers under managed care plans may be required to refer diagnostic imaging tests to specific imaging service providers depending on the plan in which each covered patient is enrolled. These requirements currently inhibit healthcare providers from using our diagnostic imaging services in some cases. The proliferation of managed care may prevent an increasing number of healthcare providers from using our services in the future which would cause our revenues to decline.

We may be unable to effectively maintain our imaging systems or generate revenue when our systems are not working.

        Timely, effective service is essential to maintaining our reputation and high utilization rates on our imaging systems. Repairs to one of our systems can take up to two weeks and result in a loss of revenue. Our warranties and maintenance contracts do not fully compensate us for loss of revenue when our systems are not working. The principal components of our operating costs include depreciation, salaries paid to technologists and drivers, annual system maintenance costs, insurance and transportation costs. Because the majority of these expenses are fixed, a reduction in the number of scans performed due to out-of-service equipment will result in lower revenues and margins. Repairs of our equipment are performed for us by the equipment manufacturers. These manufacturers may not be able to perform repairs or supply needed parts in a timely manner. Thus, if we experience greater than anticipated system malfunctions or if we are unable to promptly obtain the service necessary to keep our systems functioning effectively, our revenues could decline and our ability to provide services would be harmed.

Our ability to maximize the utilization of our diagnostic imaging equipment may be adversely impacted by harsh weather conditions which may affect our ability to generate revenue.

        Harsh weather conditions can adversely impact our operations and financial condition. To the extent severe weather patterns affect the regions in which we operate, potential patients may find it difficult to travel to our centers and we may have difficulty moving our mobile systems along their scheduled routes. As a result, we would experience a decrease in scan volume during that period. Our equipment utilization, scan volume or revenues could be adversely affected by similar conditions in the future.

Natural disasters could adversely affect our business and operations.

        Our corporate headquarters is located in California and we currently operate in 43 states, located in various geographic regions across the country, subject to varying risks for natural disaster, including but not limited to, hurricanes, blizzards, floods, earthquakes and tornados. Depending upon their severity, these natural disasters could damage our facilities and imaging systems or prevent potential patients from traveling to our centers. Damage to our equipment or any interruption in our business would adversely affect our financial condition and could result in the loss of the capital invested in the damaged facilities or imaging systems or anticipated future cash flows from those facilities or imaging systems.

Technological change in our industry could reduce the demand for our services and require us to incur significant costs to upgrade our equipment.

        We operate in a competitive, capital intensive, and high fixed-cost industry. The development of new technologies or refinements of existing ones might make our existing systems technologically or economically obsolete, or reduce the need for our systems. MRI, PET and PET/CT, radiation therapy and other diagnostic imaging systems are currently manufactured by numerous companies. Competition among manufacturers for a greater share of the MRI, PET and PET/CT and other diagnostic imaging systems market has resulted in and likely will continue to result in technological advances in the speed and imaging capacity of these new systems. Consequently, the obsolescence of our systems may be accelerated. Should new technological advances occur, we may not be able to acquire the new or improved systems. In the future, to the extent we are unable to generate sufficient cash from our operations or obtain additional funds through bank financing or the issuance of equity or debt securities, we may be unable to maintain a competitive equipment base. In addition, advancing technology may enable hospitals, physicians or other diagnostic service providers to perform procedures without the assistance of diagnostic service providers such as ourselves. As a result, we may not be able to maintain our competitive position in our targeted regions or expand our business.

Continued high fuel costs would harm our operations.

        Fuel costs constitute a significant portion of our operating expenses. Historically, fuel costs have been subject to wide price fluctuations based on geopolitical issues and supply and demand. Fuel availability is also affected by demand for home heating oil, diesel, gasoline and other petroleum products. Because of the effect of these events on the price and availability of fuel, the cost and future availability of fuel cannot be predicted with any degree of certainty. In the event of a fuel supply shortage or further increases in fuel prices, a curtailment of scheduled service could result. There have been significant increases in fuel costs and continued high fuel costs or further increases will harm our financial condition and profitability.

We may be unable to renew or maintain our client contracts which would harm our business and financial results.

        Upon expiration of our clients' contracts, we are subject to the risk that clients will cease using our imaging services and purchase or lease their own imaging systems or use our competitors' imaging systems. During the nine months ended September 30, 2007, we continued to experience a high rate of contract terminations partially due to stepped up marketing, sales and attractive financing alternatives being offered by original equipment manufacturers to our clients. A portion of our clients can execute early termination clauses and discontinue service prior to maturity. As a result, during the nine months ended September 30, 2007, MRI revenues declined compared to 2006 levels and we believe that MRI revenues from our shared-service operations will continue to decline in future periods. If these contracts are not renewed, it could result in a significant negative impact on our business. It is not always possible to immediately obtain replacement clients, and historically many replacement clients have been smaller facilities which have a lower number of scans than lost clients.

Because a high percentage of our operating expenses are fixed, a relatively small decrease in revenues could have a significant negative impact on our financial results.

        A high percentage of our expenses are fixed, meaning they do not vary significantly with the increase or decrease in revenues. Such expenses include, but are not limited to, debt service and capital lease payments, rent and operating lease payments, salaries, maintenance, insurance and vehicle operation costs. As a result, a relatively small reduction in the prices we charge for our services or procedure volume could have a disproportionate negative effect on our financial results.

We may be subject to professional liability risks which could be costly and negatively impact our business and financial results.

        We may be subject to professional liability claims. Although there currently are no known hazards associated with MRI or our other scanning technologies when used properly, hazards may be discovered in the future. Furthermore, there is a risk of harm to a patient during an MRI if the patient has certain types of metal implants or cardiac pacemakers within his or her body. Patients are carefully screened to safeguard against this risk, but screening may nevertheless fail to identify the hazard. We maintain professional liability insurance with coverage that we believe is consistent with industry practice and appropriate in light of the risks attendant to our business. However, any claim made against us could be costly to defend against, result in a substantial damage award against us and divert the attention of our management from our operations, which could have an adverse effect on our financial performance.

Loss of key executives and failure to attract qualified managers and sales persons could limit our growth and negatively impact our operations.

        We depend upon our management team to a substantial extent. In particular, we depend upon Mr. Viviano, our Chief Executive Officer and Chairman of our Board of Directors for his skills, experience and knowledge of our company and industry contacts. Effective April 16, 2007, Mr. Viviano entered into an amendment to his employment agreement which extends its term to April 16, 2010, subject to automatic extensions on a quarterly basis after the initial term has been completed. Mr. Viviano can prevent a quarterly extension by giving notice of a desire to modify or terminate the agreement at least thirty days prior to the quarterly extension date. In addition, we do not have key employee insurance policies covering any of our management team. The loss of Mr. Viviano or other members of our management team could have a material adverse effect on our business, results of operations or financial condition.

        As we grow, we will increasingly require field managers and sales persons with experience in our industry to operate our diagnostic equipment. It is impossible to predict the availability of qualified field managers and sales persons or the compensation levels that will be required to hire them. The loss of the services of any member of our senior management or our inability to hire qualified field managers and sales persons at economically reasonable compensation levels could adversely affect our ability to operate and grow our business.

Loss of, and failure to attract, qualified employees and technologists could limit our growth and negatively impact our operations.

        Our future success depends on our continuing ability to identify, hire, develop, motivate and retain highly skilled personnel for all areas of our organization. Competition in our industry for qualified employees is intense. In particular, there is a very high demand for qualified technologists who are necessary to operate our systems, particularly PET and PET/CT technologists. We may not be able to hire and retain a sufficient number of technologists, physicists and dosimetrists and we expect that our costs for the salaries and benefits of these employees will continue to increase for the foreseeable future because of the industry's competitive demand for their services. Our continued ability to compete effectively depends on our ability to attract new employees and to retain and motivate our existing employees.

Our positron emission tomography and positron emission tomography/computed tomography, or PET and PET/CT services, and some of our other imaging services require the use of radioactive materials, which could subject us to regulation related costs and delays and potential liabilities for injuries or violations of environmental, health and safety laws.

        Our PET and PET/CT services and some of our other imaging services require radioactive materials. While this radioactive material has a short half-life, meaning it quickly breaks down into inert, or non-radioactive substances, storage, use and disposal of these materials presents the risk of accidental environmental contamination and physical injury. We are subject to federal, state and local regulations governing storage, handling and disposal of these materials and waste products. Although we believe that our safety procedures for storing, handling and disposing of these hazardous materials comply with the standards prescribed by law and regulation, we cannot completely eliminate the risk of accidental contamination or injury from those hazardous materials. We maintain professional liability insurance with coverage that we believe is consistent with industry practice and appropriate in light of the risks attendant to our business. However, in the event of an accident, we could be held liable for any damages that result, and any liability could exceed the limits or fall outside the coverage of our insurance. We may not be able to maintain insurance on acceptable terms, or at all. We could incur significant costs and the diversion of our management's attention in order to comply with current or future environmental, health and safety laws and regulations.

We may not be able to achieve the expected benefits from future acquisitions which would adversely affect our financial condition and results.

        We have historically relied on acquisitions as a method of expanding our business. In addition, we will consider future acquisitions as opportunities arise. If we do not successfully integrate acquisitions, we may not realize anticipated operating advantages and cost savings. The integration of companies that have previously operated separately involves a number of risks, including:

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  demands on management related to the increase in our size after an acquisition;

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  the diversion of our management's attention from the management of daily operations to the integration of operations;

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  difficulties in the assimilation and retention of employees;

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  potential adverse effects on operating results; and

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  challenges in retaining clients.

        We may not be able to maintain the levels of operating efficiency acquired companies have achieved or might achieve separately. Successful integration of each of their operations will depend upon our ability to manage those operations and to eliminate redundant and excess costs. Because of difficulties in combining operations, we may not be able to achieve the cost savings and other size related benefits that we hoped to achieve after these acquisitions which would harm our financial condition and operating results.

Two of our stockholders and their affiliates beneficially own almost half of our outstanding shares of common stock and have the contractual right to designate members of our board of directors and board committees, and will therefore be able to exert significant influence over us, including with respect to change of control transactions.

        On April 16, 2007, the Oaktree Parties acquired approximately 49.7% of our outstanding shares of common stock from a fund controlled by an affiliate of KKR. Following the acquisition, the Oaktree Parties beneficially own approximately 49.7% of our outstanding shares of common stock. In connection with the acquisition, the Oaktree Parties obtained the right to designate three of the seven members of our board of directors, two of the four members of our Compensation Committee (including the chairperson), two of the four members of our Nominating and Corporate Governance Committee, and one of the three members of our Finance Committee.

        As a result of the arrangements described above, the Oaktree Parties have the ability to exert significant influence on our management and operations, as well as matters requiring stockholder approval, including approving mergers, consolidations or sales of all or substantially all of our assets. The interests of the Oaktree Parties may conflict with your interests.

Recently enacted and proposed changes in securities laws and regulations are likely to increase our costs and may affect our ability to be in compliance with such new corporate governance provisions in the future.

        The existing federal securities laws and regulations impose complex and continually changing regulatory requirements on our operations and reporting. With the enactment of the Sarbanes-Oxley Act of 2002 in July 2002, a significant number of new corporate governance requirements have been adopted. These new requirements impose comprehensive reporting and disclosure requirements, set stricter independence and financial expertise standards for audit committee members, and impose increased civil and criminal penalties for companies, their chief executive officers, chief financial officers and directors for securities law violations. We expect these developments to increase our legal compliance costs, increase the difficulty and expense in obtaining director and officer liability insurance, and make it harder for us to attract and retain qualified members of our board of directors and/or qualified executive officers. Such developments could harm our results of operations and divert management's attention from business operations.

Provisions of the Delaware General Corporation Law and our organizational documents may discourage an acquisition of us.

        Our organizational documents and the General Corporation Law of the State of Delaware both contain provisions that will impede the removal of directors and may discourage a third-party from making a proposal to acquire us. For example, the provisions:

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  permit the board of directors to increase its own size and fill the resulting vacancies;

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  provide for a board composed of three classes of directors with each class serving a staggered three-year term;

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  authorize the issuance of additional shares of preferred stock in one or more series without a stockholder vote; and

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  establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors.

        Moreover, these provisions can only be amended by the vote of 66 2/3% or more of our outstanding shares entitled to vote. Furthermore, we are subject to Section 203 of the Delaware General Corporation Law, which could have the effect of delaying or preventing a change in control.

Risks Related to Government Regulation of Our Business

Complying with federal and state regulations is an expensive and time-consuming process, and any failure to comply could result in substantial penalties.

        We are directly or indirectly through our clients subject to extensive regulation by both the federal government and the states in which we conduct our business, including the federal Anti-Kickback Law and similar state anti-kickback laws, the Stark Law and similar state laws affecting physician referrals, the federal False Claims Act, the Health Insurance Portability and Accountability Act of 1996 and similar state laws addressing privacy and security, state unlawful practice of medicine and fee splitting laws, state certificate of need laws, the Medicare and Medicaid statutes and regulations, the Medicare Prescription Drug, Improvement and Modernization Act of 2003, and requirements for handling biohazardous and radioactive materials and wastes.

        If our operations are found to be in violation of any of the laws and regulations to which we or our clients are subject, we may be subject to the applicable penalty associated with the violation, including civil and criminal penalties, damages, fines and the curtailment of our operations. Any penalties, damages, fines or curtailment of our operations, individually or in the aggregate, could adversely affect our ability to operate our business and our financial results. The risk of our being found in violation of these laws and regulations is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations. Any action against us for violation of these laws or regulations, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management's attention from the operation of our business. For a more detailed discussion of the various state and federal regulations to which we are subject see "Business—Regulation," "Business—Reimbursement" and "Business—Environmental, Health and Safety Laws."

Federal and state anti-kickback and anti-self-referral laws may adversely affect our operations and income.

        Various federal and state laws govern financial arrangements among health care providers. The federal Anti-Kickback Law prohibits the knowing and willful offer, payment, solicitation or receipt of any form of remuneration in return for, or to induce, the referral of Medicare, Medicaid or other federal healthcare program patients, or in return for, or to induce, the purchase, lease or order of items or services that are covered by Medicare, Medicaid or other federal healthcare programs. Many state laws also prohibit the solicitation, payment or receipt of remuneration in return for, or to induce, the referral of patients in private as well as government programs. Violation of these laws may result in substantial civil or criminal penalties and/or exclusion from participation in federal or state healthcare programs. We believe that we are operating in compliance with applicable laws and believe that our arrangements with providers would not be found to violate the federal and state anti-kickback laws. However, these laws could be interpreted in a manner that could have an adverse effect on our operations.

        The Stark Law prohibits a physician from referring Medicare or Medicaid patients to any entity for certain designated health services (including MRI and other diagnostic imaging services) if the physician has a prohibited financial relationship with that entity, unless an exception applies. Although we believe that our operations do not violate the Stark Law, our activities may be challenged. If a challenge to our activities is successful, it could have an adverse effect on our operations. In addition, legislation may be enacted in the future that further addresses Medicare and Medicaid fraud and abuse or that imposes additional requirements or burdens on us.

        A number of states in which our diagnostic imaging centers are located have adopted a form of anti-kickback law and/or Stark Law. The scope of these laws and the interpretations of them vary from state to state and are enforced by state courts and regulatory authorities, each with broad discretion. A determination of liability under the laws described in this risk factor could result in fines and penalties and restrictions on our ability to operate in these jurisdictions.

        In addition, under the DRA, states are encouraged to adopt false claims acts, similar to the federal False Claims Act, which establish liability for submission of fraudulent claims to the State Medicaid program and contain qui tam or whistleblower provisions. States enacting such false claims statutes will receive an increased percentage of any recovery from a State Medicaid judgment or settlement. Adoption of new false claims statutes in states where we operate may impose additional requirements or burdens on us.

Healthcare reform legislation and regulations could impact our operations or limit the prices we can charge for our services, which would reduce our revenues and harm our operating results.

        In addition to extensive existing government healthcare regulation, there have been and continue to be numerous initiatives at the federal and state levels for reforms affecting the payment for and availability of healthcare services, including proposals that would significantly limit reimbursement under the Medicare and Medicaid programs. Limitations on reimbursement amounts and other cost containment pressures have in the past resulted in a decrease in the revenue we receive for each scan we perform. For example, the DRA, which was signed into law on February 8, 2006, contains provisions affecting Medicare payment for imaging services furnished in a number of settings.

        Regulations published in November 2006 by CMS identify 14 new supplier standards applicable to independent diagnostic testing facilities, or IDTFs, which include some of the Company's facilities. CMS designed these standards to ensure that minimum quality standards are met to protect Medicare beneficiaries. If an IDTF fails to meet one or more of the standards at the time of enrollment or re-enrollment, then its application will be denied or the agency will revoke an IDTF's billing privileges. These new standards went into effect on January 1, 2007, and IDTFs must meet these standards to obtain or retain enrollment in the Medicare program. CMS published additional regulatory provisions in November 2007 that revise the existing IDTF standards and also create several additional standards. These changes went into effect on January 1, 2008. We believe we meet the requirements of the existing and new standards in all material respects; however, to the extent that CMS publishes interpretations of these standards that are more restrictive than the standards described in the agency's published rules, our business could be adversely impacted. At this time, we cannot predict the impact that these new standards will have on our business.

        It is also not clear at this time what existing or future proposals, if any, will be made or adopted and, if adopted, what effect these proposals would have on our business. Aspects of certain of these healthcare proposals, such as payment reductions in the Medicare and Medicaid programs, containment of healthcare costs on an interim basis by means that could include a short-term freeze on prices charged by healthcare providers, and permitting greater state flexibility in the administration of Medicaid, could limit the demand for our services or affect the revenue per procedure that we can collect which would harm our business and results of operations.

The application or repeal of state certificate of need regulations could harm our business and financial results.

        Some states require a certificate of need or similar regulatory approval prior to the acquisition of high-cost capital items including diagnostic imaging systems or provision of diagnostic imaging services by us or our clients. Seventeen of the 43 states in which we operate require a certificate of need and more states may adopt similar licensure frameworks in the future. In many cases, a limited number of these certificates are available in a given state. If we are unable to obtain the applicable certificate or approval or additional certificates or approvals necessary to expand our operations, these regulations may limit or preclude our operations in the relevant jurisdictions.

        Conversely, states in which we have obtained a certificate of need may repeal existing certificate of need regulations or liberalize exemptions from the regulations. For example, Pennsylvania, Nebraska, New York, Ohio and Tennessee have liberalized exemptions from certificate of need programs. The repeal of certificate of need regulations in states in which we have obtained a certificate of need or a certificate of need exemption would lower barriers to entry for competition in those states and could adversely affect our business.

If we fail to comply with various licensure, certification and accreditation standards we may be subject to loss of licensure, certification or accreditation which would adversely affect our operations.

        All of the states in which we operate require that the imaging technologists that operate our computed tomography, single photon emission computed tomography, and positron emission tomography systems be licensed or certified. Also, each of our retail sites must continue to meet various requirements in order to receive payments from the Medicare program. In addition, we are currently accredited by the Joint Commission on Accreditation of Healthcare Organizations, an independent, non-profit organization that accredits various types of healthcare providers such as hospitals, nursing homes and providers of diagnostic imaging services. In the healthcare industry, various types of organizations are accredited to meet certain Medicare certification requirements, expedite third-party payments, and fulfill state licensure requirements. Some managed care providers prefer to contract with accredited organizations. Any lapse in our licenses, certifications or accreditations, or those of our technologists, or the failure of any of our retail sites to satisfy the necessary requirements under Medicare could adversely affect our operations and financial results.

Risks Related to the Notes

If you do not exchange your notes pursuant to this exchange offer, you may never be able to sell your notes.

        It may be difficult for you to sell notes that are not exchanged in the exchange offer. Those notes may not be offered or sold unless they are registered or there are exemptions from the registration requirements under the Securities Act and applicable state securities laws.

        If you do not tender your private notes or if we do not accept some of your private notes, those notes will continue to be subject to the transfer and exchange restrictions in:

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  the indenture;

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  the legend on the private notes; and

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  the offering memorandum relating to the private notes.

        The restrictions on transfer of your private notes arise because we issued the private notes pursuant to an exemption from the registration requirements of the Securities Act and applicable state securities laws. In general, you may only offer or sell the private notes if they are registered under the Securities Act and applicable state securities laws, or offered and sold pursuant to an exemption from such requirements. We do not intend to register the private notes under the Securities Act. To the extent private notes are tendered and accepted in the exchange offer, the trading market, if any, for untendered private notes would be adversely affected.

Holders of senior indebtedness will be paid before holders of the notes are paid.

        The notes rank junior in right of payment behind all of our existing senior indebtedness and all of our future indebtedness unless that indebtedness expressly provides that it ranks pari passu in right of payment with, or is subordinate in right of payment to, the notes. As a result, upon any distribution to our creditors in a bankruptcy, liquidation or reorganization or similar proceeding relating to us or our property, the holders of our senior debt will be entitled to be paid in full in cash before any payment may be made with respect to these notes. In addition, all payments on the notes will be blocked in the event of a payment default on senior debt and may be blocked for up to 179 of 365 consecutive days in the event of certain non-payment defaults on senior debt.

        In the event of a bankruptcy, liquidation or reorganization or similar proceeding relating to us, holders of the notes and all other holders of our subordinated indebtedness will participate in the assets remaining after we have paid all of our senior debt. However, because the indenture requires that amounts otherwise payable to holders of the notes in a bankruptcy or similar proceeding be paid to holders of senior debt first, holders of the notes may receive less, ratably, than holders of senior debt in any bankruptcy proceeding. In any of these cases, we may not have sufficient funds to pay all of our creditors. If no assets remain after payment to holders of senior debt, you will lose all of your investment in the notes.

        After giving effect to the use of proceeds from the private offering, at September 30, 2007, the notes were subordinated to $376.8 million of senior debt, and approximately $64.1 million was available for borrowing as additional senior debt under our amended credit facility. We will be permitted to borrow substantial additional indebtedness, including senior debt, in the future under the terms of the amended credit facility, the indenture governing the 7 1/4% senior subordinated notes due 2012 and the indenture governing the notes.

We have restricted access to the cash flows and assets of our subsidiaries which may prevent us from making principal and interest payments on the notes.

        Although a substantial portion of our business is conducted through our subsidiaries, none of our subsidiaries will have any obligation, contingent or otherwise, to make any funds available to us for payment of the principal of, and the interest on, the notes. Accordingly, our ability to pay the principal of, and the interest on, the notes is dependent upon the earnings of our subsidiaries and the distribution of funds from our subsidiaries. Furthermore, our subsidiaries will be permitted under the terms of the indenture to incur certain additional indebtedness that may require substantial interest payments. There can be no assurance that our operations, independent of our subsidiaries, will generate sufficient cash flow to support payment of principal of, and interest on, the notes, or that dividends, distributions or loans will be available from our subsidiaries to fund these payments.

The notes will be structurally subordinated to the liabilities of our subsidiaries.

        None of our subsidiaries has guaranteed our obligations to make payments on the notes. In the event of a bankruptcy, liquidation or reorganization of any of our subsidiaries, their creditors will generally be entitled to payment of their claims from their assets before any assets are made available for a distribution to us for any purpose, including payments on the notes. As a result, the notes are structurally subordinated to the liabilities and guarantees of indebtedness of our subsidiaries, which totaled $377.1 million (of which $366.6 million represents guarantees of the amended credit facility) outstanding as of September 30, 2007. Also in the event of a bankruptcy, liquidation or reorganization of any of our subsidiaries, we and our creditors, including the holders of the notes, will have no right to proceed against the assets of our subsidiaries or to cause the liquidation or bankruptcy of these subsidiaries under bankruptcy laws.

We may not be able to repurchase notes upon a change of control, which would be an event of default under the indenture.

        Upon the occurrence of specific kinds of change of control events, we will be required to offer to repurchase all of the outstanding notes. The terms of the notes may not protect you if we undergo a highly leveraged transaction, reorganization, restructuring, merger or similar transaction that may adversely affect you unless the transaction is included in the definition of a change of control. Our amended credit facility restricts us from repurchasing the notes without the approval of the lenders. In addition, it is possible that we will not have sufficient funds at the time of the change of control to make the required repurchase of notes or that other restrictions in our amended credit facility and the notes will not allow these repurchases. This could constitute an event of default under the amended credit facility, entitling the lenders to, among other things, cause all indebtedness under the amended credit facility to become due and payable, and proceed against their collateral. Our failure to repurchase the notes would constitute an event of default under the indenture which would in turn result in an event of default under our credit agreement, in which case the lenders under our amended credit facility could cause all indebtedness under the amended credit facility to become due and payable.

An active trading market may not develop for the notes.

        There is no existing trading market for the notes. Although each initial purchaser has informed us that it currently intends to make a market in the notes, they have no obligation to do so and may discontinue making a market at any time without notice.

        We do not intend to apply for listing of the notes, on any securities exchange or for quotation on the Nasdaq National Market.

        The liquidity of any market for the notes will depend on a number of factors, including:

  •
  the number of holders of the notes;

  •
  our performance;

  •
  the market for similar securities;

  •
  the interest of securities dealers in making a market in the notes; and

  •
  prevailing interest rates.

        An active market for the notes may not develop and, if it develops, it may not continue.

THE EXCHANGE OFFER

Purpose of the Exchange Offer

        We issued $150,000,000 of the private notes on December 4, 2007 to Deutsche Bank Securities Inc. and Piper Jaffray & Co., the initial purchasers, pursuant to a purchase agreement. The initial purchasers subsequently sold the private notes to "qualified institutional buyers," as defined in Rule 144A under the Securities Act, in reliance on Rule 144A, and outside the United States under Regulation S of the Securities Act. As a condition to the sale of the private notes, we entered into a registration rights agreement with the initial purchasers on December 4, 2007. Pursuant to the registration rights agreement, we agreed that we would:

  (1)
  file an exchange offer registration statement with the SEC on or prior to May 2, 2008;

  (2)
  use our commercially reasonable efforts to have the exchange offer registration statement declared effective by the SEC on or prior to July 31, 2008;

  (3)
  keep the exchange offer open for a period of not less than the minimum period required under applicable law, but in no event for less than 20 business days; and

  (4)
  use our commercially reasonable efforts to consummate the exchange offer on or prior to August 30, 2008.

        Upon the effectiveness of the exchange offer registration statement, we will offer the exchange notes in exchange for the private notes. A copy of the registration rights agreement is filed as an exhibit to the registration statement of which this prospectus forms a part.

Resale of the Exchange Notes

        Based upon an interpretation by the staff of the SEC contained in no-action letters issued to third parties, we believe that you may exchange private notes for exchange notes in the ordinary course of business. For further information on the SEC's position, see Exxon Capital Holdings Corporation, available May 13, 1988, Morgan Stanley & Co. Incorporated, available June 5, 1991 and Shearman & Sterling, available July 2, 1993, and other interpretive letters to similar effect. You will be allowed to resell exchange notes to the public without further registration under the Securities Act and without delivering to purchasers of the exchange notes a prospectus that satisfies the requirements of Section 10 of the Securities Act so long as you do not participate, do not intend to participate, and have no arrangement with any person to participate, in a distribution of the exchange notes. However, the foregoing does not apply to you if you are: a broker-dealer who purchased the exchange notes directly from us to resell pursuant to Rule 144A or any other available exemption under the Securities Act; or you are an "affiliate" of ours within the meaning of Rule 405 under the Securities Act.

        In addition, if you are a broker-dealer, or you acquire exchange notes in the exchange offer for the purpose of distributing or participating in the distribution of the exchange notes, you cannot rely on the position of the staff of the SEC contained in the no-action letters mentioned above and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction, unless an exemption from registration is otherwise available.

        Each broker-dealer that receives exchange notes for its own account in exchange for private notes, which the broker-dealer acquired as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. By delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. A broker-dealer may use this prospectus, as it may be amended or supplemented from time to time, in connection with resales of exchange notes received in exchange for private notes which the broker-dealer acquired as a result of market-making or other trading activities.

Terms of the Exchange Offer

        Upon the terms and subject to the conditions described in this prospectus, we will accept any and all private notes validly tendered and not withdrawn before the expiration date. We will issue $1,000 principal amount of exchange notes in exchange for each $1,000 principal amount of outstanding private notes surrendered pursuant to the exchange offer. You may tender private notes only in integral multiples of $1,000.

        The form and terms of the exchange notes are the same as the form and terms of the private notes except that:

  •
  we will register the exchange notes under the Securities Act and, therefore, the exchange notes will not bear legends restricting their transfer; and

  •
  holders of the exchange notes will not be entitled to any of the rights of holders of private notes under the registration rights agreement, which rights will terminate upon the completion of the exchange offer.

        The exchange notes will evidence the same debt as the private notes and will be issued under the same indenture, so the exchange notes and the private notes will be treated as a single class of debt securities under the indenture.

        As of the date of this prospectus, $150,000,000 in aggregate principal amount of the private notes are outstanding and registered in the name of Cede & Co., as nominee for The Depository Trust Company, or DTC. Only registered holders of the private notes, or their legal representative or attorney-in-fact, as reflected on the records of the trustee under the indenture, may participate in the exchange offer. We will not set a fixed record date for determining registered holders of the private notes entitled to participate in the exchange offer.

        You do not have any appraisal or dissenters' rights under the indenture in connection with the exchange offer. We intend to conduct the exchange offer in accordance with the provisions of the registration rights agreement and the applicable requirements of the Securities Act, the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations of the SEC.

        We will be deemed to have accepted validly tendered private notes when, as and if we had given oral or written notice of acceptance to the exchange agent. The exchange agent will act as your agent for the purposes of receiving the exchange notes from us.

        If you tender private notes in the exchange offer you will not be required to pay brokerage commissions or fees or transfer taxes with respect to the exchange of private notes pursuant to the exchange offer. We will pay all charges and expenses, other than the applicable taxes described below, in connection with the exchange offer.

Expiration Date; Extensions; Amendments

        The term expiration date will mean 12:00 a.m., New York City time on March 11, 2008, unless we, in our sole discretion, extend the exchange offer, in which case the term expiration date will mean the latest date and time to which we extend the exchange offer.

        To extend the exchange offer, we will:

  •
  notify the exchange agent of any extension orally or in writing; and

  •
  mail to each registered holder an announcement that will include disclosure of the approximate number of private notes deposited to date,

each before 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

        We reserve the right, in our reasonable discretion:

  •
  to delay accepting any private notes;

  •
  to extend the exchange offer; or

  •
  if any conditions listed below under "—Conditions" are not satisfied, to terminate the exchange offer by giving oral or written notice of the delay, extension or termination to the exchange agent.

        We will follow any delay in acceptance, extension or termination as promptly as practicable by oral or written notice to the registered holders. If we amend the exchange offer in a manner we determine constitutes a material change, we will promptly disclose the amendment in a prospectus supplement that we will distribute to the registered holders. We will also extend the exchange offer for a period of five to 10 business days, depending upon the significance of the amendment and the manner of disclosure, if the exchange offer would otherwise expire during the five to 10 business day period.

Interest on the Exchange Notes

        The exchange notes will bear interest at the same rate and on the same terms as the private notes. Consequently, the exchange notes will bear interest at a rate equal to 7 1/4% per annum (calculated using a 360-day year). Interest will be payable semi-annually on each June 15 and December 15.

        You will receive interest on June 15, 2008 from the date of initial issuance of the exchange notes, plus an amount equal to the accrued interest on the private notes from December 15, 2007 to the date of exchange. We will deem the right to receive any interest accrued on the private notes waived by you if we accept your private notes for exchange.

Procedures for Tendering

        If you are a DTC participant that has private notes which are credited to your DTC account by book-entry and which are held of record by DTC, you may tender your private notes by book-entry transfer as if you were the record holder. Because of this, references herein to registered or record holders include DTC participants with private notes credited to their accounts. If you are not a DTC participant, you may tender your private notes by book-entry transfer by contacting your broker, dealer or other nominee or by opening an account with a DTC participant.

        To tender private notes in the exchange offer, you must:

  •
  comply with DTC's Automated Tender Offer Program ("ATOP") procedures described below; and

  •
  the exchange agent must receive a timely confirmation of a book-entry transfer of the private notes into its account at DTC through ATOP pursuant to the procedure for book-entry transfer described below, along with a properly transmitted agent's message, before the expiration date.

        Participants in DTC's ATOP program must electronically transmit their acceptance of the exchange by causing DTC to transfer the private notes to the exchange agent in accordance with DTC's ATOP procedures for transfer. DTC will then send an agent's message to the exchange agent. The term "agent's message" means a message transmitted by DTC, received by the exchange agent and forming part of the book-entry confirmation, which states that:

  •
  DTC has received an express acknowledgment from a participant in its ATOP that is tendering private notes that are the subject of the book-entry confirmation;

  •
  the participant has received and agrees to be bound by the terms and subject to the conditions set forth in this prospectus; and

  •
  the Company may enforce the agreement against such participant.

        Your tender, if not withdrawn before the expiration date, will constitute an agreement between you and us in accordance with the terms and subject to the conditions described in this prospectus.

        We will determine in our sole discretion all questions as to the validity, form, eligibility, including time of receipt, acceptance and withdrawal of tendered private notes, which determination will be final and binding. We reserve the absolute right to reject any and all private notes not properly tendered or any private notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular private notes. Our interpretation of the terms and conditions of the exchange offer will be final and binding on all parties. Unless waived, you must cure any defects or irregularities in connection with tenders of private notes within the time we determine. Although we intend to notify you of defects or irregularities with respect to tenders of private notes, neither we, the exchange agent nor any other person will incur any liability for failure to give you that notification. Unless waived, we will not deem tenders of private notes to have been made until you cure the defects or irregularities.

        While we have no present plan to acquire any private notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any private notes that are not tendered in the exchange offer, we reserve the right in our sole discretion to purchase or make offers for any private notes that remain outstanding after the expiration date. We also reserve the right to terminate the exchange offer, as described below under "—Conditions," and, to the extent permitted by applicable law, purchase private notes in the open market, in privately negotiated transactions or otherwise. The terms of any of those purchases or offers could differ from the terms of the exchange offer.

        By tendering private notes in exchange for exchange notes in the exchange offer, you represent to us that, among other things:

  •
  you, or the person or entity acquiring exchange notes, are acquiring the exchange notes in the ordinary course of business;

  •
  neither you nor any person or entity receiving the related exchange notes is engaging in or intends to engage in a distribution of the exchange notes within the meaning of the federal securities laws;

  •
  you satisfy specific requirements of your state's securities regulations;

  •
  neither you nor any person or entity receiving the related exchange notes has an arrangement or understanding with any person or entity to participate in any distribution of the exchange notes;

  •
  neither you nor any person or entity receiving the related exchange notes is an "affiliate" of Alliance Imaging, Inc., as that term is defined under Rule 405 of the Securities Act; and

  •
  you are not acting on behalf of any person or entity who could not truthfully make these statements.

        You will be deemed to make such representations by tendering private notes in the exchange offer. In addition, in connection with the resale of exchange notes, any participating broker-dealer who acquired the private notes for its own account as a result of market-making or other trading activities must deliver a prospectus meeting the requirements of the Securities Act. The SEC has taken the position that participating broker-dealers may fulfill their prospectus delivery requirements with respect to the exchange notes, other than a resale of an unsold allotment from the original sale of the notes, with this prospectus.

Return of Notes

        If we do not accept any tendered private notes for any reason described in the terms and conditions of the exchange offer or if you withdraw or submit private notes for a greater principal amount than you desire to exchange, we will return the unaccepted, withdrawn or non-exchanged notes without expense to you as promptly as practicable by crediting the private notes to your account maintained with DTC as promptly as practicable.

Book Entry Transfer

        The exchange agent will make a request to establish an account with respect to the private notes at DTC for purposes of the exchange offer within two business days after the date of this prospectus, and any financial institution that is a participant in DTC's system may make book-entry delivery of private notes by causing DTC to transfer the private notes into the exchange agent's account at DTC in accordance with DTC's procedures for transfer.

        In all cases, we will issue exchange notes for private notes that we have accepted for exchange under the exchange offer only after the exchange agent timely receives:

  •
  a confirmation of book-entry transfer of your private notes into the exchange agent's account at DTC; and

  •
  a properly transmitted agent's message.

        If we do not accept any tendered private notes for any reason set forth in the terms of the exchange offer, we will credit the non-exchanged private notes to your account maintained at DTC.

Withdrawal of Tenders

        Except as otherwise provided in this prospectus, you may withdraw tenders of private notes at any time before 12:00 a.m., New York City time, on the expiration date.

        To withdraw a tender of private notes in the exchange offer, the holder must cause to be transmitted to the exchange agent an agent's message, on or before 12:00 a.m., New York City time, on the expiration date. In addition, the exchange agent must receive a timely confirmation of book-entry transfer of the private notes out of the exchange agent's account at DTC under the procedure for book-entry transfer described herein, on or before 12:00 a.m., New York City time, on the expiration date.

        We will determine in our sole discretion all questions as to the validity, form and eligibility of the notices, and our determination will be final and binding on all parties. We will not deem any properly withdrawn private notes to have been validly tendered for purposes of the exchange offer, and we will not issue exchange notes with respect to those private notes, unless you validly retender the withdrawn private notes. You may retender properly withdrawn private notes by following the procedures described above under "—Procedures for Tendering" at any time before 12:00 a.m., New York City time, on the expiration date.

Conditions

        Notwithstanding any other term of the exchange offer, we will not be required to accept for exchange, or exchange the exchange notes for, any private notes, and may terminate the exchange offer as provided in this prospectus before the acceptance of the private notes, if, in our reasonable judgment, the exchange offer violates applicable law, rules or regulations or an applicable interpretation of the staff of the SEC.

        If we determine in our reasonable discretion that any of these conditions are not satisfied, we may

  •
  refuse to accept any private notes and return all tendered private notes to you;

  •
  extend the exchange offer and retain all private notes tendered before the exchange offer expires, subject, however, to your rights to withdraw the private notes; or

  •
  waive the unsatisfied conditions with respect to the exchange offer and accept all properly tendered private notes that have not been withdrawn.

        If the waiver constitutes a material change to the exchange offer, we will promptly disclose the waiver by means of a prospectus supplement that we will distribute to the registered holders of the private notes, and we will extend the exchange offer for a period of five to 10 business days, depending upon the significance of the waiver and the manner of disclosure to the registered holders, if the exchange offer would otherwise expire during the five to 10 business day period.

Termination of Rights

        All of your rights under the registration rights agreement will terminate upon consummation of the exchange offer except with respect to our continuing obligations:

  •
  to indemnify you and parties related to you against liabilities, including liabilities under the Securities Act; and

  •
  to provide, upon your request, the information required by Rule 144A(d)(4) under the Securities Act to permit resales of the notes pursuant to Rule 144A.

Shelf Registration

        If:

  (1)
  we are not permitted to consummate the exchange offer because the exchange offer is not permitted by applicable law or SEC policy;

  (2)
  the exchange offer has not been consummated by August 30, 2008; or

  (3)
  the exchange offer is not available to any holder of transfer restricted securities,

we will file with the SEC a shelf registration statement to cover resales of the private notes by the holders thereof who satisfy certain conditions relating to the provision of information in connection with the shelf registration statement.

        For purposes of the preceding, "transfer restricted securities" means each private note until:

  (1)
  the date on which such note has been exchanged by a person other than a broker-dealer for an exchange note in the exchange offer;

  (2)
  following the exchange by a broker-dealer in the exchange offer of a private note for an exchange note, the date on which such exchange note is sold to a purchaser who receives from such broker-dealer on or prior to the date of such sale a copy of the prospectus contained in the exchange offer registration statement;

  (3)
  the date on which such private note has been effectively registered under the Securities Act and disposed of in accordance with the shelf registration statement; or

  (4)
  the date on which such private note is distributed to the public pursuant to Rule 144 under the Securities Act.

Liquidated Damages

        If:

  (1)
  we fail to file any of the registration statements required by the registration rights agreement on or before the date specified for such filing;

  (2)
  any of such registration statements is not declared effective by the SEC on or prior to the date specified for such effectiveness;

  (3)
  the exchange offer has not been consummated on or prior to the date specified for such consummation; or

  (4)
  the shelf registration statement or the exchange offer registration statement is declared effective but ceases to be effective or fails to be usable for its intended purpose without being succeeded within two (2) business days by a post-effective amendment to such registration statement that cures such failure and that is itself declared effective within two (2) business days of filing such post-effective amendment to such registration statement (each such event referred to in clauses (1) through (4) above, a "registration default");

then we will pay to each holder of the transfer restricted securities affected thereby liquidated damages. Liquidated damages shall accrue at an annual rate of 0.25% of the aggregate principal amount of transfer restricted securities on the date of such registration default, payable in cash semi-annually in arrears on each interest payment date, commencing on the date of such registration default. All accrued liquidated damages will be paid to the holders entitled thereto, in the manner provided for the payment of interest in the indenture, on each interest payment date, as more fully set forth in the indenture and the notes. Notwithstanding the fact that any securities for which liquidated damages are due cease to be transfer restricted securities, all obligations of the Company to pay liquidated damages with respect to securities shall survive until such time as such obligations with respect to such securities shall have been satisfied in full.

Exchange Agent

        We have appointed The Bank of New York Trust Company, N.A. as exchange agent for the exchange offer. You should direct questions and requests for assistance and requests for additional copies of this prospectus to the exchange agent addressed as follows:

Bank of New York Mellon Corporation
Corporate Trust Operations
Reorganization Unit
101 Barclay Street—7 East
New York, N.Y. 10286
Attn: Mrs. Carolle Montreuil

Telephone: (212)-815-5920
Fax: (212)-298-1915

        Delivery to an address other than the one stated above or transmission via a facsimile number other than the one stated above will not constitute a valid delivery.

Fees and Expenses

        We will bear the expenses of soliciting tenders. We are making the principal solicitation by mail; however, our officers and regular employees may make additional solicitations by facsimile, telephone or in person.

        We have not retained any dealer manager in connection with the exchange offer and will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses.

        We will pay the cash expenses incurred in connection with the exchange offer which we estimate to be approximately $300,000. These expenses include registration fees, fees and expenses of the exchange agent and the trustee, accounting and legal fees and printing costs, among others.

        We will pay all transfer taxes, if any, applicable to the exchange of notes pursuant to the exchange offer. If, however, a transfer tax is imposed for any reason other than the exchange of the private notes pursuant to the exchange offer, then you must pay the amount of the transfer taxes.

Consequence of Failures to Exchange

        Participation in the exchange offer is voluntary. We urge you to consult your financial and tax advisors in making your decisions on what action to take. Private notes that are not exchanged for exchange notes pursuant to the exchange offer will remain restricted securities. Accordingly, those private notes may be resold only:

  •
  to a person whom the seller reasonably believes is a qualified institutional buyer in a transaction meeting the requirements of Rule 144A;

  •
  in a transaction meeting the requirements of Rule 144 under the Securities Act;

  •
  outside the United States to a foreign person in a transaction meeting the requirements of Rule 903 or 904 of Regulation S under the Securities Act;

  •
  in accordance with another exemption from the registration requirements of the Securities Act and based upon an opinion of counsel if we so request;

  •
  to us; or

  •
  pursuant to an effective registration statement.

        In each case, the private notes may be resold only in accordance with any applicable securities laws of any state of the United States or any other applicable jurisdiction.

USE OF PROCEEDS

        The exchange offer is intended to satisfy an obligation under the registration rights agreement. We will not receive any cash proceeds from the exchange offer.

        A portion of the net proceeds from the private offering was used to repay and terminate the Acquisition Credit Facility. The remainder will be used for acquisitions and for general corporate purposes. The Acquisition Credit Facility was used to finance the NEHE Acquisition.

CAPITALIZATION

        The following table sets forth our cash and cash equivalents and capitalization on an actual basis as of September 30, 2007 and on an as adjusted basis to give effect to (a) borrowing under the Acquisition Credit Facility combined with available cash to finance the Sonix Acquisition and the NEHE Acquisition and (b) the use of proceeds from the private offering. You should read this table together with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Selected Consolidated Financial Data" and our financial statements and the related notes included elsewhere or incorporated by reference in this prospectus.

	As of September 30, 2007
	Actual	As Adjusted
	(in thousands)
Cash and cash equivalents	$34,326	$110,276	(3)

Long-term debt, including current portion:
Term loan facility under our amended credit facility	$366,600	$366,600
Revolving credit facility under our amended credit facility	—	—
Acquisition Credit Facility(1)	—	—
10 3/8% senior subordinated notes due 2011	3,541	3,541
7 1/4% senior subordinated notes due 2012	150,000	150,000
7 1/4% senior subordinated notes due 2012 offered in the private offering(2)	—	150,000
Equipment debt	10,202	10,202

Total long-term debt	530,343	680,343

Stockholders' deficit:
Preferred stock, $0.01 par value: 1,000,000 shares authorized and no shares issued and outstanding	—	—
Common stock, $0.01 par value: 100,000,000 shares authorized, 50,901,646 shares issued and outstanding, actual and as adjusted	503	503
Additional paid-in deficit	(2,633)	(2,633)
Accumulated comprehensive income	513	513
Accumulated equity	2,637	2,637

Total stockholders' equity (deficit)	1,020	1,020

Total capitalization	$531,363	$681,363

(1)
We entered into the Acquisition Credit Facility on November 5, 2007 to finance the NEHE Acquisition. Approximately $50 million of net proceeds from the private offering was used to repay and terminate the Acquisition Credit Facility.

(2)
Includes original issue discount of $12.75 million.

(3)
Includes cash proceeds from the sale of approximately $28.5 million in marketable securities subsequent to September 30, 2007.

SELECTED CONSOLIDATED FINANCIAL DATA

        The selected financial data shown below for, and as of the end of, each of the years in the five-year period ended December 31, 2006, have been derived from our financial statements. The income statement data for the years ended December 31, 2004, 2005 and 2006 and the balance sheet data at December 31, 2005 and 2006 have been derived from financial statements, which have been audited and which are incorporated by reference in this prospectus. The income statement data for each of the years ended December 31, 2002 and 2003 and the balance sheet data at December 31, 2002, 2003 and 2004 have been derived from our audited financial statements, which are not incorporated by reference in this prospectus. The income statement data for each of the nine months ended September 30, 2006 and 2007 have been derived from unaudited financial statements which are incorporated by reference in this prospectus. The summary financial data should be read in conjunction with "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere or incorporated by reference in this prospectus.

	Year Ended December 31,					Nine Months Ended September 30,
	2002	2003	2004	2005	2006	2006	2007
	(dollars in thousands)
Consolidated Statements of Operations Data:
Revenues	$408,530	$413,553	$432,080	$430,788	$455,775	$344,116	$331,324
Costs and expenses:
Cost of revenues, excluding depreciation and amortization	184,050	198,456	217,605	226,294	244,254	182,621	173,158
Selling, general and administrative expenses	45,822	47,472	48,142	48,077	53,955	41,037	42,710
Employment agreement costs	—	2,446	2,064	366	—	—	—
Severances and related costs	—	2,246	1,223	826	745	536	522
Loss on early retirement of debt	—	—	44,393	—	—	—	—
Impairment charges	—	73,225	—	—	—	—	—
Depreciation expense	69,384	77,675	80,488	82,505	83,397	62,738	62,039
Amortization expense	2,502	2,897	3,522	3,954	4,933	3,703	3,543
Interest expense, net	47,705	43,589	44,502	34,203	41,078	30,835	30,415
Other (income) and expense, net	(872)	(200)	(484)	(399)	45	298	(523)

Total costs and expenses	348,591	447,806	441,455	395,826	428,407	321,768	311,864

Income (loss) before income taxes, minority interest expense and earnings from unconsolidated investees	59,939	(34,253)	(9,375)	34,962	27,368	22,348	19,460
Income tax expense (benefit)	25,495	(1,680)	(6,955)	14,758	12,032	10,204	10,199
Minority interest expense	2,008	1,686	2,373	1,718	2,075	1,586	1,315
Earnings from unconsolidated investees	(3,503)	(2,649)	(4,029)	(3,343)	(5,371)	(4,145)	(6,450)

Net income (loss)	$35,939	$(31,610)	$(764)	$21,829	$18,632	$14,703	$14,396

Earnings (loss) per common share:
Basic	$0.76	$(0.66)	$(0.02)	$0.44	$0.37	$0.30	$0.29
Diluted	$0.72	$(0.66)	$(0.02)	$0.43	$0.37	$0.29	$0.28
Weighted average number of shares of common stock and common stock equivalents:
Basic	47,595	47,872	48,350	49,378	49,780	49,737	50,442
Diluted	49,793	47,872	48,350	50,262	50,335	50,239	51,502
Ratio of earnings to fixed charges(1)	2.2x	—	—	2.0x	1.8x	1.8x	1.8x
Consolidated Balance Sheet Data (at end of period):
Cash and cash equivalents	$31,413	$20,931	$20,721	$13,421	$16,440	$12,914	$34,326
Total assets	687,404	628,176	622,198	675,342	664,526	674,268	693,133
Long-term debt, including current maturities	608,862	581,247	575,664	579,582	529,425	543,758	530,343
Stockholders' (deficit) equity	(42,309)	(70,798)	(67,528)	(40,256)	(16,974)	(22,208)	1,020

(1)
The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. For purposes of calculating the ratio of earnings to fixed charges, earnings are defined as income (loss) before income taxes, plus minority interest expense, plus distributions from unconsolidated investees, plus fixed charges, less income from equity investments. Fixed charges are the sum of interest on all indebtedness, amortization of debt issuance costs, and estimated interest on rental expense. Earnings were inadequate to cover fixed charges by $31.7 million and $6.7 million for the years ended December 31, 2003 and 2004, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

        The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under the heading "Cautionary Disclosure Regarding Forward-Looking Statements" and "Risk Factors" and elsewhere in this prospectus. The following discussion should be read in conjunction with our consolidated financial statements and related notes thereto incorporated by reference in this prospectus.

Overview

        We are a leading national provider of shared-service and fixed-site diagnostic imaging services, based upon annual revenue and number of diagnostic imaging systems deployed. Our principal sources of revenue are derived from magnetic resonance imaging (MRI) and positron emission tomography and positron emission tomography/computed tomography (PET and PET/CT). We provide imaging and therapeutic services primarily to hospitals and other healthcare providers on a shared and full-time service basis. We also provide services through a growing number of fixed-sites primarily to hospitals or health systems. Our services normally include the use of our imaging systems, technologists to operate the systems, equipment maintenance and upgrades and management of day-to-day shared-service and fixed-site diagnostic imaging operations. We also provide non-scan based services, which include only the use of our imaging systems under a short-term contract. For the first nine months ended September 30, 2007, MRI services and PET and PET/CT services generated 60% and 31% of our revenue, respectively. The remaining revenue was comprised of other modality diagnostic imaging services revenue, primarily computed tomography (CT), and management contract revenue. We had 470 diagnostic imaging systems, including 310 MRI systems and 76 PET or PET/CT systems and served over 1,000 clients in 43 states at September 30, 2007. Of these 470 diagnostic imaging systems, 74 were located in fixed-sites, which constitutes systems installed in hospitals or other buildings on hospital campuses, including modular buildings, systems installed inside medical groups' offices, or medical buildings, and free-standing fixed-sites, which includes systems installed in a medical office building, ambulatory surgical center, or other retail space. Of these 74 fixed-sites, 63 were MRI fixed-sites, three were PET or PET/CT fixed-sites and eight were other modality fixed-sites. We also operated three radiation therapy centers at September 30, 2007.

        Approximately 90% of our revenues for the nine months ended September 30, 2007 were generated by providing services to hospitals and other healthcare providers, which we refer to as wholesale revenues. Our wholesale revenues are typically generated from contracts that require our clients to pay us based on the number of scans we perform on patients on our clients' behalf, although some pay us a flat fee for a period of time regardless of the number of scans we perform. These payments are due to us independent of our clients' receipt of reimbursement from third-party payors. We typically deliver our services for a set number of days per week through exclusive, long-term contracts with hospitals and other healthcare providers. The initial terms of these contracts average approximately three years in length for mobile services and approximately five to 10 years in length for fixed-site arrangements. These contracts often contain automatic renewal provisions and certain contracts have cancellation clauses if the hospital or other healthcare provider purchases their own system. We price our contracts based on the type of system used, the scan volume, and the number of ancillary services provided. Pricing is also affected by competitive pressures.

        Approximately 10% of our revenues for the nine months ended September 30, 2007 were generated by providing services directly to patients from our sites which are located at or near hospitals or other healthcare provider facilities, which we refer to as retail revenue. Our revenue from these sites is generated from direct billings to patients or their third-party payors, including Medicare, which are recorded net of contractual discounts and other arrangements for providing services at discounted prices. We typically charge a higher price per scan under retail billing than we do under wholesale billing.

        Fixed-sites and radiation therapy centers can be structured as either wholesale or retail arrangements. Revenues from these fixed-sites are included in both our wholesale or retail revenues, respectively.

        On February 8, 2006, the Deficit Reduction Act of 2005 ("DRA") was signed into law by President George W. Bush. The DRA imposes caps on Medicare payment rates for certain imaging services, including MRI and PET, furnished in physician's offices and other non-hospital based settings. Under the cap, payments for specified imaging services cannot exceed the hospital outpatient payment rates for those services. This change applies to services furnished on or after January 1, 2007. The limitation is applicable to the technical components of the services only, which is the payment we receive for the services for which we bill directly under the Medicare Physician Fee Schedule. The technical reimbursement under the Physician Fee Schedule generally allows for higher reimbursement than under the hospital outpatient prospective payment system, or HOPPS. The implementation of this reimbursement reduction contained in the DRA has had and will continue to have a significant effect on our financial condition and results of operations in 2007.

        On November 1, 2006, the Centers for Medicare and Medicaid Services, or CMS, issued a final determination of Medicare Part B HOPPS reimbursement rates for PET and PET/CT imaging procedures, effective January 1, 2007. For 2007, the national rate for PET scans was reduced from the rate of $1,150 per scan in 2006 to $855 per scan. In addition, for 2007, the national rate for PET/CT scans was reduced from the rate of $1,250 per scan in 2006 to $950 per scan.

        For full year 2006, we estimate that approximately 5.6% of our revenue was billed directly to the Medicare program. If the DRA had been in effect for full year 2006, we estimate the reduction in Medicare revenue due to the DRA reimbursement rate decrease would have reduced revenue by approximately $9.7 million. Additionally, the PET and PET/CT Medicare HOPPS reduction would have reduced revenue by approximately $2.8 million. Combined, the DRA and PET and PET/CT Medicare HOPPS rate reductions would have negatively impacted our 2006 revenue and will negatively impact our 2007 revenue by a total of $12.5 million and $14 million, respectively. We expect that the entire 2007 revenue decrease will directly negatively affect revenue and earnings. As a result of the 2007 reductions in Medicare reimbursement rates resulting from the implementation of the DRA and revised PET and PET/CT reimbursements under HOPPS, the Company may face increased PET and PET/CT wholesale pricing pressure.

        On November 1, 2007, CMS issued a final determination related to Medicare Part B HOPPS reimbursement rates for imaging procedures, effective January 1, 2008. In this final ruling, CMS bundled the PET and PET/CT payment for the radiopharmaceutical with the payment for the PET and PET/CT scan. As a result, the 2008 national Medicare payment rate for PET and PET/CT scans was reduced by approximately 13% and 20%, respectively. In addition, CMS reduced the 2008 national Medicare HOPPS rate for MRI scans by approximately 3%. If these rates had been in effect for full year 2007, we estimate that our retail revenue related to these Medicare HOPPS reductions would have been impacted by approximately $2 million.

        In addition, the DRA also codifies the reduction in reimbursement for multiple images on contiguous body parts. The DRA mandates payment at 100% of the technical component of the higher-priced imaging procedure and 50% for the technical component of each additional imaging procedure for multiple images of contiguous body parts within a family of codes performed in the same session. Initially, CMS announced that it would phase in this reimbursement reduction over a two-year period, resulting in a 25% reduction for each additional imaging procedure on contiguous body parts in 2006 and an additional 25% reduction in 2007. On November 1, 2006, however, CMS announced that it would not implement the additional 25% reduction in 2007. The implementation of this reimbursement reduction did not have a material impact on our consolidated financial position or results of operations for the year ended December 31, 2006 or the first nine months of 2007. We continue to believe that the implementation of this reimbursement reduction will not have a material impact on our consolidated financial position or results of operations in the future.

        The principal components of our cost of revenues are compensation paid to technologists and drivers, system maintenance costs, medical supplies, system transportation and technologists' travel costs. Because a majority of these expenses are fixed, increased revenues as a result of higher scan volumes per system significantly improves our margins while lower scan volumes result in lower margins.

        The principal components of selling, general and administrative expenses are sales and marketing costs, corporate overhead costs, provision for doubtful accounts, and non-cash share-based compensation.

        We record minority interest expense and earnings from unconsolidated investees related to our consolidated and unconsolidated subsidiaries, respectively. These subsidiaries primarily provide shared-service and fixed-site diagnostic imaging and therapeutic services.

        In 2006 and 2007, the growth rate of MRI industry-wide scan volumes has slowed in part due to weak hospital volumes as reported by several investor-owned hospital companies, a growing number of medical groups adding imaging capacity within their practice setting, the increasing trend of third-party payors intensifying their utilization management efforts to control MRI scan volume growth rate and additional patient-related cost-sharing programs. We expect that this trend will continue throughout 2007.

        We have experienced and continue to experience an increase in the competitive climate in the MRI industry, resulting in an increase in activity by original equipment manufacturers, or OEMs, selling systems directly to certain of our clients. Typically, OEMs target our higher scan volume clients. This increase in activity by OEMs has resulted in overcapacity of systems in the marketplace, especially related to medical groups adding imaging capacity within their practice setting. This has caused an increase in the number of our higher scan volume clients deciding not to renew their contracts. We replace these higher volume scan clients typically with lower volume clients. In the first nine months of 2007, our MRI revenues modestly declined compared to 2006 levels and we believe that MRI revenues will continue to modestly decline in future years.

Seasonality

        We experience seasonality in the revenues and margins generated for our services. In 2006 and 2007, the first and second quarters had more scanning days than the third and fourth quarters. Third and fourth quarter revenues are affected by holiday and client and patient vacation schedules resulting in fewer scans during the period. The variability in margins is higher than the variability in revenues due to the fixed nature of our costs.

Results of Operations

        The following table shows our consolidated statements of income as a percentage of revenues for the nine months ended September 30:

	Nine Months Ended September 30,
	2006	2007
Revenues	100.0%	100.0%
Costs and expenses:
Cost of revenues, excluding depreciation and amortization	53.1	52.3
Selling, general and administrative expenses	11.9	12.9
Severance and related costs	0.2	0.1
Depreciation expense	18.2	18.7
Amortization expense	1.1	1.1
Interest expense, net of interest income	8.9	9.2
Other (income) and expense, net	0.1	(0.2)

Total costs and expenses	93.5	94.1

Income before income taxes, minority interest expense and earnings from unconsolidated investees	6.5	5.9
Income tax expense	3.0	3.1
Minority interest expense	0.4	0.4
Earnings from unconsolidated investees	(1.2)	(1.9)

Net income	4.3%	4.3%

        The table below provides MRI statistical information for the nine months ended September 30:

	Nine Months Ended September 30,
	2006	2007
MRI statistics:
Average number of total systems	322.0	307.5
Average number of scan-based systems	273.2	253.8
Scans per system per day (scan-based systems)	9.37	9.29
Total number scan-based MRI scans	535,082	486,877
Price per scan	$360.38	$362.00

        The table below provides PET and PET/CT statistical information for the nine months ended September 30:

	Nine Months Ended September 30,
	2006	2007
PET and PET/CT statistics:
Average number of systems	68.1	72.3
Scans per system per day	5.91	6.32
Total number of PET and PET/CT scans	74,719	85,751
Price per scan	$1,312	$1,202

        Following are the components of revenue (in millions) for the nine months ended September 30:

	Nine Months Ended September 30,
	2006	2007
Total MRI revenue	$212.7	$198.2
PET and PET/CT revenue	99.2	103.9
Other modalities and other revenue	32.2	29.2

Total	$344.1	$331.3

	Nine Months Ended September 30,
	2006	2007
Total fixed-site revenue (in millions)	$55.5	$55.9

Nine Months Ended September 30, 2007 Compared to September 30, 2006

        Revenue for the first nine months of 2007 was negatively impacted by the Medicare reimbursement reductions related to the DRA and HOPPS reimbursement rate reduction for PET and PET/CT imaging procedures which came into effect for services furnished on or after January 1, 2007. The full year 2007 revenue impact of the DRA and PET and PET/CT HOPPS reimbursement rate reductions is expected to total approximately $14 million. Revenue was also negatively impacted by approximately $4.6 million in the first nine months of 2007 over the first nine months of 2006 due to our decision to close 11 unprofitable fixed-sites during 2006.

        Revenue decreased $12.8 million, or 3.7%, to $331.3 million in the first nine months of 2007 compared to $344.1 million in the first nine months of 2006 primarily due to a decrease in MRI revenue and other modalities and other revenue, partially offset by an increase in PET and PET/CT revenue. MRI revenue decreased $14.5 million in the first nine months of 2007, or 6.8%, compared to the first nine months of 2006. Scan-based MRI revenue decreased $16.6 million in the first nine months of 2007, or 8.6%, compared to the first nine months of 2006, from $192.9 million in the first nine months of 2006 to $176.2 million in the first nine months of 2007. Scan-based MRI scan volume decreased to 486,877 scans in the first nine months of 2007 from 535,082 scans in the first nine months of 2006, primarily due to a decrease in the average number of scan-based systems in service due to lower client demand. Scan-based systems in service decreased to 253.8 systems in the first nine months of 2007 from 273.2 systems in the first nine months of 2006 to adjust to a decline in MRI scan volumes and to maintain the efficiency of our mobile MRI systems. Average scans per system per day also decreased by 0.9% to 9.29 in the first nine months of 2007 from 9.37 in the first nine months of 2006. These decreases were partially offset by a 0.4% increase in the average price per MRI scan to $362.00 per scan in the first nine months of 2007 compared to $360.38 per scan in the first nine months of 2006 and an increase in non-scan based revenue of $2.1 million in the first nine months of 2007 over the same period in 2006. Other modalities and other revenue decreased $3.0 million, or 9.6%, to $29.2 million in the first nine months of 2007 compared to $32.2 million in the first nine months of 2006 primarily due to a decrease in management contract revenue for our management agreements and a decrease in CT revenue. PET and PET/CT revenue in the first nine months of 2007 increased $4.7 million, or 4.8%, compared to the first nine months of 2006. Total PET and PET/CT scan volumes increased 14.8% to 85,751 scans in the first nine months of 2007 from 74,719 scans in the first nine months of 2006, primarily as a result of growth in our core PET and PET/CT business. The average number of PET and PET/CT systems in service increased to 72.3 systems in the first nine months of 2007 from 68.1 systems in the first nine months of 2006. Scans per system per day increased 6.9%, to

6.32 scans per system per day in the first nine months of 2007 from 5.91 scans per system per day in the first nine months of 2006. These PET and PET/CT increases were partially offset by an 8.4% decline in the average price per PET and PET/CT scan, to $1,202 per scan in the first nine months of 2007 compared to $1,312 per scan in the first nine months of 2006. The decline in PET and PET/CT average price per scan is primarily due to the impact of the DRA and HOPPS reimbursement rate reductions which became effective January 1, 2007.

        We had 310 MRI systems at September 30, 2007 compared to 334 MRI systems at September 30, 2006. We had 76 PET and PET/CT systems at September 30, 2007 compared to 71 PET and PET/CT systems at September 30, 2006. We operated 74 fixed-sites at September 30, 2007 and September 30, 2006.

        Cost of revenues, excluding depreciation and amortization, decreased $9.4 million, or 5.2%, to $173.2 million in the first nine months of 2007 compared to $182.6 million in the first nine months of 2006. During the first nine months of 2006, we recorded a class action settlement of $2.5 million. Medical supplies decreased $1.9 million, or 11.7%, primarily as a result of a decrease in film costs related to lower MRI scan volume. Medical supplies also decreased due to a decrease in FDG costs, which are used as a component of PET and PET/CT scan as a result of sourcing discounts, partially offset by an increase in FDG costs due to an increase in the number of PET and PET/CT scans. Compensation and related employee expenses decreased $1.4 million, or 1.7%, primarily as a result of labor efficiencies and a lower average headcount of MRI technologists as a result of a decrease in the average number of MRI systems in use. Outside medical services decreased $1.2 million, or 17.4%, primarily as a result of a decrease in medical service costs and radiologist service costs associated with lower MRI scan volume, and a decrease in temporary staffing needs. Equipment rental expense decreased $0.9 million, or 22.2%, primarily due to a lower number of rental systems in use to support current clients as a result of improved system utilization. Site fee expenses decreased $0.6 million, or 17.0%, primarily due to a decrease in the average number of retail fixed-sites in operation. Fuel expenses decreased $0.6 million, or 12.2%, primarily due to improved mobile route efficiency and a reduction in the number of power units in service. Power units and transportation expenses decreased $0.3 million, or 17.0%, primarily due to a decrease in the number of power units on operating leases. Management contract expenses decreased $0.1 million, or 0.8%, primarily as a result of a decrease in expenses incurred on behalf of unconsolidated investees. These decreases were partially offset by a $1.9 million increase in maintenance and related costs, or 5.5%, primarily due to an increase per unit cost for service contracts. All other cost of revenues, excluding depreciation and amortization, decreased $1.8 million, or 14.3%. Cost of revenues, as a percentage of revenue, decreased to 52.3% in the first nine months of 2007 from 53.1% in the first nine months of 2006 primarily as a result of the decrease in revenue related to DRA and the HOPPS reimbursement reductions and as a result of the factors described above.

        Selling, general and administrative expenses increased $1.7 million, or 4.1%, to $42.7 million in the first nine months of 2007 compared to $41.0 million in the first nine months of 2006. Professional services increased $1.1 million, or 22.7%, due to an increase in legal costs and consulting services. Non-cash share-based compensation increased $0.7 million in the first nine months of 2007 from the first nine months of 2006 due to new equity awards granted during the first quarter of 2007. All other selling, general and administrative expenses decreased $0.1 million, or 0.3%. Selling, general and administrative expenses as a percentage of revenue were 12.9% and 11.9% in the first nine months of 2007 and 2006, respectively.

        We recorded severance and related costs of $0.5 million in the first nine months of 2007 and 2006.

        Depreciation expense decreased $0.7 million, or 1.1%, to $62.0 million in the first nine months of 2007 compared to $62.7 million in the first nine months of 2006.

        Amortization expense was $3.5 million in the first nine months of 2007 and $3.7 million in the first nine months of 2006.

        Interest expense, net, decreased $0.4 million, or 1.4%, to $30.4 million in the first nine months of 2007 compared to $30.8 million in the first nine months of 2006. The decrease in interest expense was due to lower average debt balances during the first nine months of 2007 as a result of the repayment of debt in the fourth quarter of 2006. The decrease in interest expense was partially offset by higher average interest rates in the third quarter of 2007 on our variable rate term loans, which was partially offset by existing interest rate swap and collar agreements. These decreases were also partially offset by an increase of $1.0 million in interest expense due to the variability in the fair value of our interest rate swaps executed in 2004.

        Income tax expense was $10.2 million in the first nine months of 2007 and 2006, resulting in effective tax rates of 41.5% and 41.0% in the first nine months of 2007 and 2006, respectively. Our effective tax rates were higher than statutory rates for the first nine months of 2007 and 2006 primarily as a result of state income taxes.

        Minority interest expense decreased $0.3 million, or 17.1%, to $1.3 million in the first nine months of 2007 compared to $1.6 million in the first nine months of 2006.

        Earnings from unconsolidated investees increased by $2.3 million, or 55.6%, to $6.4 million in the first nine months of 2007 compared to $4.1 million in the first nine months of 2006.

        Our net income was $14.4 million, or $0.28 per share on a diluted basis, in the first nine months of 2007 compared to $14.7 million, or $0.29 per share on a diluted basis, in the first nine months of 2006.

Liquidity and Capital Resources

        Our primary source of liquidity is cash provided by operating activities. We generated $80.4 million and $77.2 million of cash flow from operating activities in the first nine months of 2007 and 2006, respectively. Our ability to generate cash flow is affected by numerous factors, including demand for MRI, PET and other diagnostic imaging services. Our ability to generate cash flow from operating activities is also dependent upon the collections of our accounts receivable. The provision for doubtful accounts decreased by $0.1 million in the first nine months of 2007 compared to the first nine months of 2006. Our number of days of revenue outstanding for our accounts receivable was 50 days for September 30, 2007 and 2006, which we believe is among the more favorable in the healthcare service industry. In addition, as of September 30, 2007, we had $64.1 million available borrowings under our revolving line of credit.

        We used cash of $61.2 million and $43.9 million for investing activities in the first nine months of 2007 and 2006, respectively. Our primary use of capital resources is to fund capital expenditures. We incur capital expenditures for the purposes of:

  •
  purchasing new systems;

  •
  replacing less advanced systems with new systems; and

  •
  providing upgrades of our MRI and PET and PET/CT systems and upgrading our corporate infrastructure for future growth.

        Capital expenditures totaled $45.2 million and $56.5 million in the first nine months of 2007 and 2006, respectively. During the first nine months of 2007 we purchased 12 MRI systems, 10 PET/CT systems and four CT systems. We traded-in or sold a total of 61 total systems for the nine months ended September 30, 2007. Our decision to purchase a new system is typically predicated on obtaining new or extending existing client contracts, which serve as the basis of demand for the new system.

Based upon the client demand described above, which dictates the type of equipment purchased, we expect capital expenditures to total approximately $55 to $65 million in 2007.

        We believe that, based on current levels of operations, our cash flow from operating activities, together with other available sources of liquidity, including borrowings available under our credit facilities and the proceeds of the private offering, will be sufficient over the next one to two years to fund anticipated capital expenditures and potential acquisitions and make required payments of principal and interest on our debt.

Recent Accounting Pronouncements

        In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), an interpretation of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS 109. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect, if any, of applying FIN 48 is to be reported as an adjustment to the opening balance of retained earnings in the year of adoption. The impact of our reassessment of tax positions in accordance with FIN 48 did not have a material effect on our results of operations, financial condition or liquidity.

        In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"), which enhances the existing guidance for measuring assets and liabilities using fair value. This statement provides a single definition of fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 emphasizes fair value as a market-based measurement instead of an entity-specific measurement. The statement sets out a fair value hierarchy with the highest priority being quoted prices in active markets. SFAS 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The adoption of SFAS 157 did not have an impact on our consolidated financial position and results of operations.

        In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of SFAS Statement No. 115" ("SFAS 159"), which permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board's long-term measurement objectives for accounting for financial instruments. SFAS 159 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The adoption of SFAS 159 did not have an impact on our consolidated financial position and results of operations.

        In December 2007, the FASB issued SFAS No. 141 (Revised 2007), "Business Combinations" ("SFAS 141R"). SFAS 141R will significantly change the accounting for business combinations. Under SFAS 141R, an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. SFAS 141R will change the accounting treatment for certain specific items, including:

  •
  Acquisition costs will be generally expensed as incurred;

  •
  Noncontrolling interests (formerly known as "minority interests"—see SFAS 160 discussion below) will be valued at fair value at the acquisition date;

  •
  Acquired contingent liabilities will be recorded at fair value at the acquisition date and subsequently measured at either the higher of such amount or the amount determined under existing guidance for non-acquired contingencies;

  •
  In-process research and development will be recorded at fair value as an indefinite-lived intangible asset at the acquisition date;

  •
  Restructuring costs associated with a business combination will be generally expensed subsequent to the acquisition date; and

  •
  Changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense.

        SFAS 141R also includes a substantial number of new disclosure requirements. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Earlier adoption is prohibited. Accordingly, since we are a calendar year-end company we will continue to record and disclose business combinations following existing GAAP until January 1, 2009. We expect SFAS 141R will have an impact on accounting for business combinations once adopted but the effect is dependent upon acquisitions at that time.

        In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements—An Amendment of Accounting Research Bulletin No. 51" ("SFAS 160"). SFAS 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Specifically, this statement requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financial statements and separate from the parent's equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement. SFAS 160 clarifies that changes in a parent's ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, this statement requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss will be measured using the fair value of the noncontrolling equity investment on the deconsolidation date. SFAS 160 also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Like SFAS 141R discussed above, earlier adoption is prohibited. We have not completed our evaluation of the potential impact, if any, of the adoption of SFAS 160 on our consolidated financial position, results of operations and cash flows.

Cautionary Statement Pursuant to the Private Securities Litigation Reform Act of 1995

        Certain statements contained in Management's Discussion and Analysis of Financial Condition and Results of Operations, particularly in the section entitled "Liquidity and Capital Resources," and elsewhere in this prospectus, are "forward-looking statements," within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Statements which address activities, events or developments that we expect or anticipate will or may occur in the future, including such things as results of operations and financial condition, capital expenditures, the consummation of acquisitions and financing transactions and the effect of such transactions on our business and our plans and objectives for future operations and expansion are examples of forward-looking statements. In some cases you can identify these statements by forward-looking words like "may", "will", "should", "expect", "anticipate", "believe", "estimate", "predict", "continue" or similar words. These forward-looking statements are subject to risks and uncertainties which could cause actual outcomes and results to differ materially from our expectations, forecasts and assumptions. These risks and uncertainties include factors affecting our leverage, including fluctuations in interest rates, the risk that the counter-parties to our interest rate swap agreements fail to satisfy their obligations under these agreements, our ability to incur financing, the effect of operating and financial restrictions in our debt instruments, the accuracy of our estimates regarding our capital requirements, the effect of intense levels of competition in our industry, changes in the rates or methods of third party reimbursements for diagnostic imaging services, changes in the healthcare regulatory environment, our ability to keep pace with technological developments within our industry, difficulties we may face in connection with acquisitions, including unexpected costs or liabilities resulting from acquisitions and risks associated with integration of the acquisitions, and other risks and uncertainties, including those enumerated and described under "Risk Factors" elsewhere in this prospectus. The foregoing should not be construed as an exhaustive list of all factors which could cause actual results to differ materially from those expressed in forward-looking statements made by us.

Quantitative and Qualitative Disclosures About Market Risk

        We sell our services exclusively in the United States and receive payment for our services exclusively in United States dollars. As a result, our financial results are unlikely to be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets.

        Our interest expense is sensitive to changes in the general level of interest rates in the United States, particularly because the majority of our indebtedness has interest rates which are variable. The recorded carrying amount of our long-term debt under our existing credit agreement approximates fair value as these borrowings have variable rates that reflect currently available terms and conditions for similar debt. To decrease the risk associated with interest rate increases, we entered into multiple interest rate swap and collar agreements for a portion of our variable rate debt. The collars are designated as cash flow hedges of variable future cash flows associated with our long-term debt.

        During 2004 we entered into swap agreements which have notional amounts of $56.8 million, $46.8 million and $48.4 million at September 30, 2007. Under the terms of these agreements, we receive three-month LIBOR and pay a fixed rate of 3.15%, 3.89%, and 3.69%, respectively. The net effect is to record interest expense at fixed rates of 5.65%, 6.39% and 6.19% respectively, as the debt incurs interest based on three-month LIBOR plus 2.50%. For the nine months ended September 30, 2007, we received a net settlement amount of $1.0 million. We did not receive a net settlement for the quarter ended September 30, 2007. For the quarter ended and nine months ended September 30, 2006 we received a net settlement amount of $0.6 million and $1.4 million, respectively. Two of the swap agreements matured during the second quarter of 2007 and one of the swap agreements matured during the fourth quarter of 2007.

        During 2005 we entered into multiple interest rate collar agreements which have a notional amount of $178.0 million. Under the terms of these agreements, we have purchased a cap on the interest rate of 4.00% and have sold a floor of 2.25%. For the quarter and nine months ended September 30, 2007, we received a net settlement amount of $0.5 and $1.6 million, respectively, on these collar agreements. For the quarter and nine months ended September 30, 2006, we received a net settlement amount of $0.5 million and $0.9 million, respectively, on these collar agreements. The collar agreements mature at various dates between January 2007 and January 2008.

        The collar agreements have been designated as cash flow hedges of variable future cash flows associated with our long term debt. In accordance with SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," the collars are recorded at fair value. On a quarterly basis, the fair value of the collars will be determined based on quoted market prices and, assuming perfect effectiveness, the difference between the fair value and the book value of the collars will be recognized in comprehensive income, a component of shareholders' equity. Any ineffectiveness of the collars is required to be recognized in earnings.

        The outstanding interest rate swaps and collars expose us to credit risk in the event that the counterparties to the agreements do not or cannot meet their obligations. The notional amount is used to measure interest to be paid or received and does not represent the amount of exposure to credit loss. The loss would be limited to the amount that would have been received, if any, over the remaining life of the swap and collar agreements. The counterparties to the swaps and collars are major financial institutions and we expect the counterparties to be able to perform their obligations under the swaps and collars.

        Our interest income is sensitive to changes in the general level of interest rates in the United States, particularly because the majority of our investments are in cash equivalents and marketable securities. The Company maintains its cash equivalents in financial instruments with original maturities of 90 days or less. The Company also holds investments in marketable securities, which consist primarily of investment grade auction rate securities and debt securities, all classified as available-for-sale with original maturities greater than 90 days. The recorded carrying amounts of cash and cash equivalents and marketable securities approximate fair value due to their short-term maturities.

BUSINESS

General

        We are a leading national provider of shared-service and fixed-site diagnostic imaging services, based upon annual revenue and number of diagnostic imaging systems deployed. Our principal sources of revenue are derived from magnetic resonance imaging (MRI) and positron emission tomography and positron emission tomography/computed tomography (PET and PET/CT). We provide imaging and therapeutic services primarily to hospitals and other healthcare providers on a shared and full-time service basis. We also provide services through a growing number of fixed-sites primarily to hospitals or health systems. Our services normally include the use of our imaging systems, technologists to operate the systems, equipment maintenance and upgrades and management of day-to-day shared-service and fixed-site diagnostic imaging operations. We also provide non-scan based services, which include only the use of our imaging systems under a short-term contract.

        We have also leveraged our leadership in MRI, PET and PET/CT to expand into radiation oncology. Our radiation oncology business is operated through our affiliate, Alliance Oncology, LLC and includes a wide range of services for cancer patients covering initial consultation, preparation for treatment, simulation of treatment, actual radiation therapy delivery, therapy management and follow-up care. Our services include the use of our linear accelerators, therapists to operate such systems, administrative staff, equipment maintenance and upgrades, and management of day-to-day operations.

        For the nine months ended September 30, 2007, MRI services and PET and PET/CT services generated 60% and 31% of our revenue, respectively. The remaining revenue was comprised of other modality diagnostic imaging services revenue, primarily computed tomography (CT), and management contract revenue. We had 470 diagnostic imaging systems, including 310 MRI systems and 76 PET or PET/CT systems and served over 1,000 clients in 43 states at September 30, 2007. Of these 470 diagnostic imaging systems, 74 were located in fixed-sites, which constitutes systems installed in hospitals or other buildings on hospital campuses, including modular buildings, systems installed inside medical groups' offices, or medical buildings, and free-standing fixed-sites, which includes systems installed in a medical office building, ambulatory surgical center, or other retail space. Of these 74 fixed-sites, 63 were MRI fixed-sites, three were PET or PET/CT fixed-sites and eight were other modality fixed-sites. We also operated three radiation therapy centers at September 30, 2007. In November 2007, we completed two acquisitions, the NEHE Acquisition, adding seven fixed-sites and one mobile MRI system, and the Sonix Acquisition, adding eight radiation therapy centers and increasing our total radiation therapy operations to 11 centers in six states.

        Approximately 90% of our revenues for the nine months ended September 30, 2007 were generated by providing services to hospitals and other healthcare providers, which we refer to as wholesale revenues. Our wholesale revenues are typically generated from contracts that require our clients to pay us based on the number of scans we perform on patients on our clients' behalf, although some pay us a flat fee for a period of time regardless of the number of scans we perform. These payments are due to us independent of our clients' receipt of reimbursement from third-party payors. We typically deliver our services for a set number of days per week through exclusive, long-term contracts with hospitals and other healthcare providers. The initial terms of these contracts average approximately three years in length for mobile services and approximately five to 10 years in length for fixed-site arrangements. These contracts often contain automatic renewal provisions and certain contracts have cancellation clauses if the hospital or other healthcare provider purchases their own system. We price our contracts based on the type of system used, the scan volume, and the number of ancillary services provided. Pricing is also affected by competitive pressures.

        Approximately 10% of our revenues for the nine months ended September 30, 2007 were generated by providing services directly to patients from our sites which are located at or near hospitals or other healthcare provider facilities, which we refer to as retail revenue. Our revenue from these sites is generated from direct billings to patients or their third-party payors, including Medicare, which are recorded net of contractual discounts and other arrangements for providing services at discounted prices. We typically charge a higher price per scan under retail billing than we do under wholesale billing.

        Fixed-sites and radiation therapy centers can be structured as either wholesale or retail arrangements. Revenues from these fixed-sites are included in both our wholesale or retail revenues, respectively.

        Our clients, primarily small-to-mid-sized hospitals, contract with us to provide diagnostic imaging systems and services in order to:

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  take advantage of our extensive diagnostic imaging and project management experience;

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  avoid capital investment and financial risk associated with the purchase of their own systems;

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  provide access to MRI, PET and PET/CT and other services for their patients when the demand for these services does not justify the purchase of a dedicated, full-time system;

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  benefit from upgraded imaging systems without direct capital expenditures;

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  eliminate the need to recruit, train and manage qualified technologists;

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  make use of our ancillary services; and

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  gain access to services under our regulatory and licensing approvals when they do not have these approvals.

Industry Overview

        Diagnostic imaging services are noninvasive procedures that generate representations of the internal anatomy and convert them to film or digital media. Diagnostic imaging systems facilitate the early diagnosis of diseases and disorders, often minimizing the cost and amount of care required and reducing the need for costly and invasive diagnostic procedures. Radiation therapy ("RT") is the use of high-energy radiation to treat cancer. The market of RT providers is highly fragmented with approximately 70% of services still performed in hospitals.

MRI

        MRI technology involves the use of high-strength magnetic fields to produce computer-processed cross-sectional images of the body. Due to its superior image quality, MRI is the preferred imaging technology for evaluating soft tissue and organs, including the brain, spinal cord and other internal anatomy. With advances in MRI technology, MRI is increasingly being used for new applications such as imaging of the heart, chest and abdomen. Conditions that can be detected by MRI include multiple sclerosis, tumors, strokes, infections, and injuries to the spine, joints, ligaments, and tendons. Unlike x-rays and computed tomography, which are other diagnostic imaging technologies, MRI does not expose patients to potentially harmful radiation.

        MRI technology was first patented in 1974, and MRI systems first became commercially available in 1983. Since then, manufacturers have offered increasingly sophisticated MRI systems and related software to increase the speed of each scan and improve image quality. Magnet strengths are measured in tesla, and MRI systems typically use magnets with strengths ranging from 0.2 to 1.5 tesla. The 1.0 and 1.5 tesla strengths are generally considered optimal because they are strong enough to produce relatively fast scans but are not so strong as to create discomfort for most patients. Manufacturers have worked to gradually enhance other components of the machines to make them more versatile. Many of the hardware and software systems in recently manufactured machines are modular and can be upgraded for much lower costs than purchasing new systems.

        The MRI industry has experienced growth as a result of:

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  recognition of MRI as a cost-effective, noninvasive diagnostic tool;

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  superior soft-tissue image quality of MRI versus that of other diagnostic imaging technologies;

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  wider physician acceptance and availability of MRI technology;

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  growth in the number of MRI applications;

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  MRI's safety when compared to other diagnostic imaging technologies, because it does not use potentially harmful radiation; and

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  increased overall demand for healthcare services, including diagnostic services, for the aging population.

PET and PET/CT

        PET is a nuclear medicine procedure that produces images of the body's metabolic and biologic functions. PET can provide earlier detection of certain cancers, coronary diseases or neurologic problems than other diagnostic imaging systems. It is also useful for the monitoring of these conditions. PET can detect the presence of disease at an early stage. The ability of PET technology to measure metabolic activity assists in the identification of lesions and the assessment of organ health. A growing body of clinical research supports PET as a diagnostic tool for cancer diagnosis, staging, and treatment monitoring. Early detection of these conditions enables a broader range of treatments. The recent expansion of CMS coverage has driven the growth of PET. Since 1998, CMS has expanded reimbursement of PET procedures from two indications to 39 indications, which include the diagnosis, staging, and restaging of lung, esophageal, colorectal, breast, head and neck cancers, lymphoma, and melanoma. Additionally, PET reimbursement coverage includes PET scans for diagnosis and treatment of dementia and neurodegenerative diseases, as well as expanded national PET reimbursement coverage for brain, cervical, ovarian, pancreatic, small lung cell, and testicular cancer. Under this national coverage determination, PET is to be covered for detection of pre-treatment metastases in newly diagnosed cervical cancer, as well as for brain, ovarian, pancreatic, small cell lung, and testicular cancers, where provided as part of certain types of clinical trials.

        A PET/CT system fuses together the results of a PET and CT scan at the scanner level. The PET portion of the scan detects the metabolic signal of cancer cells and the CT portion of the scan provides a detailed image of the internal anatomy that reveals the location, size and shape of abnormal cancerous growths.

Other Diagnostic Imaging Services

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  Computed Tomography or CT.  In CT imaging, a computer analyzes the information received from an x-ray beam to produce multiple cross-sectional images of a particular organ or area of the body. CT imaging is used to detect tumors and other conditions affecting bones and internal organs.

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  Other Diagnostic Imaging Services.  Other diagnostic imaging technologies include: nuclear medicine or gamma camera, ultrasound, mammography, general fluoroscopy, bone densitometry and general x-ray.

Radiation Therapy

        Radiation therapy uses high-energy radiation to treat cancer. The radiation diminishes cancer cells' ability to reproduce, which causes the body to naturally dispose of these cells. Approximately 50% of new cancer patients are treated with radiation therapy each year. Radiation therapy is often used together with other oncology treatments such as chemotherapy and surgical oncology and covers a wide range of services for cancer patients including initial consultation, preparation for treatment, simulation of treatment, actual radiation therapy delivery, therapy management and follow-up care. Our radiation therapy business includes the following services:

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  Image guided radiation therapy (IGRT).  Enables radiation oncologists to utilize imaging at time of treatment to localize tumors and accurately mirror the contour of a tumor from any angle. Primarily used to treat cancer in the prostate and breast.

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  Intensity modulated radiation therapy (IMRT).  Enables radiation oncologists to adjust the intensity of radiation levels delivered to more effectively treat certain cancers. Primarily used to treat cancer in the prostate and breast.

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  Conventional beam therapy.  The current standard of care for radiation therapy. Primarily used to treat cancer in the prostate and breast.

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  3-D conformal treatment planning.  Enables radiation oncologists to utilize three dimensional images of tumors to more accurately and effectively plan radiation treatments. Commonly used in preparation for treatment of most solid tumors.

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  Low-dose rate brachytherapy.  Enables radiation oncologists to treat cancer by internally delivering a lower dose of radiation directly to the cancer over an extended period of time (i.e., prostate seed implants). Primarily used to treat cancer in the prostate.

Imaging and Radiation Therapy Settings

        MRI, PET and other diagnostic imaging services are typically provided in one of the following settings:

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  Hospitals and Clinics.  Imaging and/or radiation therapy systems are located in and owned and operated by a hospital or clinic. These systems are primarily used by patients of the hospital or clinic, and the hospital or clinic bills third-party payors, such as health insurers, including Medicare or Medicaid.

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  Independent Imaging Centers.  Imaging and/or radiation therapy systems are located in permanent facilities not generally owned by hospitals or clinics. These centers depend upon physician referrals for their patients and generally do not maintain dedicated, contractual relationships with hospitals or clinics. In fact, these centers may compete with hospitals or clinics that have their own systems to provide imaging and/or radiation therapy services to these patients. Like hospitals and clinics, these centers bill third-party payors for their services.

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  Outsourced.  Imaging systems, largely located in mobile trailers but also provided in fixed facilities, provide services to a hospital or clinic on a shared-service or full-time basis. Generally, the hospital or clinic contracts with the imaging service provider to perform scans of its patients, and the imaging service provider is paid directly by that hospital or clinic instead of by a third-party payor.

Our Competitive Strengths

A Leading National Provider of Shared-Service and Fixed-Site MRI and PET and PET/CT Services

        We are a leading national provider of shared-service and fixed-site MRI, PET and PET/CT services, based on annual revenue and number of diagnostic imaging systems deployed. As of September 30, 2007, we had 310 MRI systems, 76 PET or PET/CT systems, and 84 other diagnostic imaging systems in operation.

        We believe our size allows us to achieve operating, purchasing and administrative efficiencies, including:

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  the ability to maximize utilization through efficient deployment of our mobile systems;

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  equipment purchasing savings from equipment manufacturers; and

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  favorable service and maintenance contracts from equipment manufacturers.

        We also believe our size has enabled us to establish a well-recognized brand name and an experienced management team with a detailed knowledge of the competitive and regulatory environments within the diagnostic imaging services industry. This reputation and knowledge has enabled us to become one of the first companies to work with hospitals to develop and provide radiation oncology therapy services. PET and PET/CT, which is often used for early detection of cancer, provide us with a unique ability to leverage our hospital relationships and capitalize on this fast growing therapeutic sector.

Comprehensive Diagnostic and Treatment Solutions

        We offer our clients a comprehensive diagnostic imaging and therapy solution, which includes our imaging and radiation therapy services as well as ancillary services, such as marketing support, education, training and billing assistance. In some cases, we provide services under our regulatory and licensing approvals for clients who lack such approvals. We believe that a comprehensive diagnostic imaging solution is an important factor when potential clients select a diagnostic imaging or radiation therapy provider. We also believe that some clients recognize the benefits of our solution and will continue to contract for our diagnostic imaging services or enter into a joint venture with us even if volume may justify the purchase of their own systems.

Exclusive, Long-Term Contracts with a Diverse Client Base

        We primarily generate our revenues from exclusive, long-term contracts with hospitals and other healthcare providers. These contracts average approximately three years in length for mobile services, approximately five to 10 years in length for fixed-site arrangements and approximately 10 to 20 years in length for radiation therapy contracts. These contracts often contain automatic renewal provisions and certain contracts have cancellation clauses if the hospital or other healthcare provider purchases their own systems. At September 30, 2007, we served over 1,000 clients in 43 states and, during the nine months ended September 30, 2007, no single client accounted for more than 2% of our revenue.

Reduced Reimbursement Risk

        Generally, hospitals, clinics and independent centers bill patients or third-party payors, such as health insurers, for their imaging and radiation therapy services. In contrast, for the nine months ended September 30, 2007, approximately 90% of our revenues were generated by providing services to hospitals and other healthcare providers, which we refer to as wholesale revenues. Our wholesale revenues are typically generated from contracts that require hospitals and clinics to pay us based on the number of scans we perform on patients on our clients' behalf, although some pay us a flat fee for a period of time regardless of the number of scans we perform. These payments are due to us regardless of our clients' receipt of reimbursement from third-party payors. Accordingly, our exposure to uncollectible patient receivables is minimized, as evidenced by our bad debt expense of only 0.8% of revenues for the nine months ended September 30, 2007. Moreover, we believe that the number of days outstanding for our accounts receivable, which was 50 days as of September 30, 2007, is among the more favorable in the healthcare services industry.

Stable and Significant Cash Flow Generation

        We have produced strong cash flows and maintained attractive margins over a sustained period of time. We attribute this to: (1) our comprehensive imaging and treatment solutions, (2) the substantial value we offer our customers, (3) the strength of our customer relationships, (4) the largely wholesale nature of our revenues and (5) our economies of scale.

Experienced Management Team

        Our senior management team consists of professionals with significant experience within the hospital and healthcare services industry. Our executive officers have over 50 years of industry experience.

Advanced MRI, PET and PET/CT, and Radiation Therapy Systems

        Our technologically advanced imaging systems can perform high quality scans more rapidly and can be used for a wider variety of imaging applications than less advanced systems. Approximately 99% of our MRI systems, specifically 1.0 and 1.5 tesla, are equipped with high-strength magnets that allow high-speed imaging. Moreover, technological change in this field is gradual and most of our systems can be upgraded with software and hardware enhancements, which should allow us to continue to provide advanced technology without purchasing entire new systems.

        We have continued to make a significant investment in PET and PET/CT systems. In October 2005, we added nine PET and PET/CT systems to our fleet through the acquisition of PET Scans of America Corporation. We acquired our first PET system in 1999 and own 76 PET or PET/CT systems as of September 30, 2007.

        Our radiation therapy services utilize the most advanced radiation oncology technology, including image guided radiation therapy (IGRT) and intensity modulated radiation therapy (IMRT). Our radiation therapy centers also employ traditional beam therapy, 3-D conformal treatment planning and low-dose rate brachytherapy.

Our Services

        As of September 30, 2007, we provided our outsourcing services on the following bases:

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  Shared Service.  We offered 59% of our diagnostic imaging systems on a part-time basis. These systems are located in mobile trailers which are transported to our clients' locations. We schedule deployment of these mobile systems so that multiple clients can share use of the same system. The typical shared-service contract averages approximately three years in length. None of our radiation therapy services are offered on a part-time basis.

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  Full-Time Service.  We offered 24% of our diagnostic imaging systems on a full-time, long-term basis. These systems are located in either mobile units or buildings located at or near a hospital or clinic. Full-time service systems are provided for the exclusive use of a particular hospital or clinic. We typically offer full-time services under contracts that range from five to 10 years in length. Our relationships with our higher-volume shared-service clients have, from time to time, evolved into full-time arrangements. All of our radiation therapy services are offered on a full-time, long-term basis.

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  Interim and Rental Services.  We offered 17% of our diagnostic imaging systems to clients on an unstaffed basis. These systems are located in mobile trailers which are transported to our clients' locations. These clients may be unable to maintain the extra capacity to accommodate periods of peak demand for imaging services or may require temporary assistance until they can develop permanent imaging service centers at or near their facilities. Generally, we do not provide technologists to operate our systems in these arrangements. None of our radiation therapy services are offered on an unstaffed basis.

Our Strategy

        Key components of our strategy include:

        Focus on Continued Diversification Through Growth Products.    We will continue to operate our mobile, shared-service MRI business to maximize efficiency, clinical excellence and cash flow. However, we are also focused on diversifying and growing our business through the identification of additional services or new technologies which can be deployed on behalf of our hospital and healthcare clients, including:

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  PET/CT.  We are one of the largest national PET/CT providers in the United States. At September 30, 2007 we had 73 mobile PET or PET/CT systems and three fixed-site systems. Strong industry growth in the PET and PET/CT market provides a significant opportunity for our company. We see potential for growth through increases in Medicare-approved procedures and greater physician acceptance of PET procedures.

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  Fixed-Sites.  Our fixed-site contracts generally last for five to 10 years. From January 1, 2003 to September 30, 2007, we have opened 46 fixed-sites, acquired nine fixed-sites and increased fixed-site revenues by 130%. We plan to continue to profitably grow our fixed-site business line through an aggressive, but disciplined growth strategy focused on partnerships with hospitals and fact-based, analytical screening processes. On November 5, 2007, we completed the NEHE Acquisition, adding seven fixed-sites in Maine and Massachusetts.

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  Radiation Therapy.  Within oncology, radiation therapy is an established, growing form of treatment that exhibits strong operating margins and a high return on investment. RT represents a significant opportunity for us, as PET/CT technology is increasingly used for the early detection of cancer and approximately 50% of new cancer cases are treated with RT each year. Alliance Oncology, our affiliate, is currently developing radiation therapy centers in partnership with hospitals. As of September 30, 2007, we operate three of these centers and several more are in development. The growth in RT as part of our business mix is supported by strong demand from hospitals for assistance in upgrading to the latest RT technology (IGRT and IMRT), the increasing incidence of cancer, our PET/CT capabilities and the growing use of PET/CT scans. On November 2, 2007, we completed the Sonix Acquisition, adding eight radiation therapy centers in Alabama, Arkansas, Mississippi and Missouri.

        Improvement of our Sales Force.    We are focused on improving our sales management and sales support infrastructure to improve the pace of new business. We believe a strengthened sales force will enable us to further diversify our business, pursue growth in low market share territories and focus on converting mature mobile customers to fixed-sites. The ability of our sales force to effectively cross-sell mobile and fixed-site MRI, mobile and fixed-site PET/CT and radiation therapy will provide us with future growth and margin enhancement. Some of our sales force initiatives include new training programs, marketing campaigns and account coverage models. We also have improved commission and incentive programs for our sales managers to align them with our company's initiatives.

        Improve Operating Efficiency.    We are focused on reducing our cost structure and improving asset allocation. Since 2005, we have decreased the number of our business regions from 10 to four, while standardizing certain policies and procedures nationwide. In doing so, we believe we will continue to benefit from our regional managers' direct contact and knowledge of markets we serve, while ensuring quality, consistency and efficiency across all regions. Other initiatives include developing new vendor relationships and actively managing our mobile systems to increase their utilization through improved route efficiency.

        Focus on Patient Care and Customer Service.    We are dedicated to the highest level of patient care standards and clinical performance improvement. We strive to provide a variety of solutions designed to meet the needs of our customers by developing new surveying tools for both patients and customers. These surveying tools provide performance-driven data to improve levels of satisfaction for all of our products.

        As a result of our efforts, we have achieved the highest levels of accreditation. We were the first national provider of shared-imaging services to be awarded accreditation by the Joint Commission on Accreditation of Healthcare Organizations, or JCAHO, in 1998. All of our sites and centers are JCAHO accredited or American College of Radiology certified. We have also restructured our marketing function so that our marketing teams are regionally based, enabling us to better understand our patient and customer needs, and thereby improving our service to them.

        Focus on a Unified Culture.    Our business mix has significantly diversified over the past several years. Because of this, we have made it a priority to develop a cohesive culture based upon a shared set of core values, including (i) clinical quality and excellence, (ii) integrity and ethics, (iii) respect, (iv) teamwork and (v) accountability. Our values are stewarded by a management team with a history of clinical excellence combined with practical experience. Some of our specific actions have been to establish clear and consistent performance expectations and invest in key training for sales and operations management personnel.

        Selectively Pursue Acquisitions.    We intend to maintain our market positions by selectively pursuing strategic acquisitions. Changes in the rates or methods of third-party reimbursement for diagnostic imaging services could severely impact our smaller competitors and result in a unique buying opportunity for us. We are particularly focused on acquiring fixed-sites located in Certificate of Need, or CON, regulated states. In some states, a CON or similar regulatory approval is required prior to the acquisition of diagnostic imaging systems or service, resulting in a barrier to entry for competitors without a CON. In October 2005, we acquired PET Scans of America, a mobile provider of PET and PET/CT services exclusively serving hospitals, many of which are located in CON states. In November 2007, we completed the Sonix Acquisition, adding eight radiation therapy centers, and the NEHE Acquisition, adding seven fixed-site diagnostic imaging centers, many of which are in CON states.

Acquisitions

        On November 2, 2007, Alliance Oncology, LLC, an affiliate of ours, purchased eight radiation therapy centers in Alabama, Arkansas, Mississippi and Missouri from Bethesda Resources, Inc., a wholly owned subsidiary of Sonix, Inc. Many of these centers are sole community providers and are located near hospital campuses. Several of them operate under certificates of need. The total purchase price consisted of approximately $36 million in cash and assumed debt. Revenue from the Sonix Acquisition is expected to total approximately $14 million in 2007, on an annualized basis. On November 5, 2007, we purchased all of the outstanding shares of the New England Health Enterprises Business Trust and all of the outstanding membership interests of New England Imaging Management, LLC, a fixed-site provider of MRI and CT. NEHE operates seven fixed-sites and one mobile MRI system in Maine and Massachusetts. The total purchase price, which includes amounts paid for the purchase of certain minority interests in addition to the shares of NEHE and membership interests of New England Imaging Management, LLC, consisted of approximately $49 million in cash and assumed liabilities. Revenue from the NEHE Acquisition is expected to total approximately

$20 million in 2007, on an annualized basis. We financed these acquisitions through internally generated funds, capital leases and the Acquisition Credit Facility described elsewhere in this prospectus. We used the proceeds from the private offering to repay and terminate the Acquisition Credit Facility.

Contracts and Payment

        Our typical MRI, PET and PET/CT contract is exclusive, averages approximately three years in length for mobile services and five to 10 years in length for fixed-site arrangements, and often includes an automatic renewal provision. Most of our contracts require a fee for each scan we perform. With other contracts, clients are billed on a fixed-fee basis for a period of time, regardless of the number of scans performed. These fee levels are affected primarily by the type of imaging system provided, scan volume and the number of ancillary services provided. Our typical radiation therapy contract is exclusive, averages approximately 10 to 20 years in length and often includes an automatic renewal provision.

        Payments under our contracts are due to us independent of our clients' receipt of reimbursement from third-party payors. Approximately 90% of our revenues for the nine months ended September 30, 2007 were generated by providing these services to hospitals and other healthcare providers. To a lesser extent, our revenues are generated from direct billings to patients or their medical payors. Approximately 10% of our revenues for the nine months ended September 30, 2007 were generated by providing services directly to patients or their medical payors. We typically reserve the right to reduce a client's number of service days or terminate an unprofitable contract.

Imaging Systems

        As of September 30, 2007, we operated 470 diagnostic imaging systems, comprised of 310 MRI systems and 76 PET or PET/CT systems (excluding three systems owned by unconsolidated joint ventures), and 84 other diagnostic imaging systems, substantially all of which we own. Of these 470 diagnostic imaging systems, 74 were located at fixed-sites, which are classified into three categories. The first category is hospital-based fixed-sites, which includes systems installed in hospitals or other buildings on hospital campuses, including modular buildings. The second category is physician-based fixed-sites, which includes systems installed inside medical groups' offices, most of which are owned by hospitals. The third category is free-standing fixed-sites, which includes systems installed in a medical office building, ambulatory surgical center, or other retail space. Of these fixed-sites, 44 were hospital-based fixed-sites, 13 were physician-based fixed-sites, and 17 were free-standing fixed-sites of full-time systems under a long-term contract. Of the 74 fixed-sites at September 30, 2007, there were 63 MRI fixed-sites, three PET or PET/CT fixed-sites and eight other modality fixed-sites. We have made significant investments in our systems in an effort to ensure that we maintain the newest, most advanced imaging systems that meet our clients' needs. Moreover, because we can upgrade most of our current MRI and PET and PET/CT systems, we believe we have reduced the potential for technological obsolescence.

        We purchase our imaging systems from major medical equipment manufacturers, primarily General Electric Medical Systems and Siemens Medical Systems. Generally, we contract with clients for new or expanded services prior to ordering new imaging systems in order to reduce our system utilization risk. As one of the largest commercial purchasers of MRI and PET/CT systems in the United States, we believe we receive relatively attractive pricing for equipment and service contracts from these equipment manufacturers.

Regional Structure

        In 2005 we organized our operations into five geographic regions, and effective January 2006, we consolidated our five geographic regions into four geographic regions. We have a local presence in each region, none of which accounts for more than 29% of our revenues. We believe we will continue to benefit from our regional managers' direct contact with and knowledge of the markets we serve, which allows us to address the specific needs of each local operating environment. Each region continues to market, manage and staff the operation of its imaging systems and is run as a separate profit center responsible for its own revenues, expenses and overhead. To complement this regional arrangement, we continue to have standardized contracts, operating policies and other procedures, which are implemented nationwide in an effort to ensure quality, consistency and efficiency across all regions. For the purposes of Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information," the results of our four geographic regions represent one reportable segment.

System Management and Maintenance

        We actively manage deployment of our imaging systems to increase their utilization through the coordinated transportation of our mobile systems using 220 power units. We examine client requirements, route patterns, travel times, fuel costs and system availability in our deployment process. Our shared-service MRI systems are currently scheduled for as little as one-half day and up to seven days per week at any particular client, with an average usage of 2.1 days per week per client. Drivers typically move the systems at night and activate them upon arrival at each client location so that the systems are operational when our technologists arrive.

        Timely, effective maintenance is essential for achieving high utilization rates of our MRI systems. We contract with the original equipment manufacturers for comprehensive maintenance programs on our systems to minimize the period of time the equipment is unavailable. System repair typically takes less than one day but could take longer, depending upon the nature of the repair. During the warranty period and maintenance contract term, we receive guarantees related to equipment operation and availability.

Sales and Marketing

        As of September 30, 2007, our national sales force and sales support staff consisted of 30 members who identify and contact potential clients. We also had 53 marketing representatives, as of such date, who are focused on increasing the number of scans performed with our systems by educating physicians about our new imaging applications and service capabilities. The sales force is organized regionally under the oversight of regional vice presidents and senior management. Furthermore, certain of our executive officers and regional vice presidents also spend a portion of their time participating in contract negotiations.

Competition

        The markets for diagnostic imaging and radiation therapy services are highly fragmented and have few national service providers. We believe that the key competitive factors affecting our business include:

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  the quality and reliability of service;

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  the quality and type of equipment available;

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  the availability of types of imaging, radiation therapy and ancillary services;

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  the availability of center locations and flexibility of scheduling;

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  pricing;

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  the knowledge and service quality of technologists;

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  the ability to obtain regulatory approvals; and

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  the ability to establish and maintain relationships with healthcare providers and referring physicians.

        We are, and expect to continue to be, subject to competition in our targeted markets from businesses offering diagnostic imaging and radiation therapy services, including existing and developing technologies. There are many companies engaged in the shared-service and fixed-site imaging market, including one national competitor and many smaller regional competitors. While we believe that we had a greater number of diagnostic imaging systems in operation at September 30, 2007 than our principal competitors and also had greater revenue from diagnostic imaging services during the nine months ended September 30, 2007 than they did, some of our competitors may now or in the future have access to greater resources than we do. We compete with other mobile providers, independent imaging centers, physicians, hospitals and other healthcare providers that have their own diagnostic imaging systems, and original equipment manufacturers that sell or lease imaging systems to healthcare providers for mobile or full-time use. There are many companies in the radiation therapy market as well, including two national competitors and several smaller regional competitors. Throughout our entire business, we may also experience greater competition in states that currently have certificates of need laws should these laws be repealed, thereby reducing barriers to entry in that state.

Employees

        As of September 30, 2007, we had 1,909 employees, of whom 1,540 were trained diagnostic imaging technologists, patient coordinators, drivers or other technical support staff. The drivers in a portion of one of our regions, approximately 33 employees, are represented by the Teamsters union as their collective bargaining agent. We believe we have good relationships with our employees, based on the annual Team Member survey, which indicates Team Member satisfaction.

Regulation

        Our business is subject to extensive federal and state government regulation. This includes the federal Anti-Kickback Law and similar state anti-kickback laws, the Stark Law and similar state laws affecting physician referrals, the federal False Claims Act, the Health Insurance Portability and Accountability Act of 1996 and similar state laws addressing privacy and security, state unlawful practice of medicine and fee splitting laws and state certificate of need laws. Although we believe that our operations materially comply with the laws governing our industry, it is possible that non-compliance with existing laws or the adoption of new laws or interpretations of existing laws could adversely affect our financial performance.

Fraud and Abuse Laws; Physician Referral Prohibitions

        The healthcare industry is subject to extensive federal and state regulation relating to licensure, conduct of operations, ownership of facilities, addition of facilities and services and payment for services.

        In particular, the federal Anti-Kickback Law prohibits persons from knowingly and willfully soliciting, receiving, offering or providing remuneration, directly or indirectly, to induce either the referral of an individual, or the furnishing, recommending, or arranging for a good or service, for which payment may be made under a federal healthcare program such as the Medicare and Medicaid programs. The definition of "remuneration" has been broadly interpreted to include anything of value, including, for example, gifts, discounts, the furnishing of supplies or equipment, credit arrangements, payments of cash, waivers of payments, ownership interests, and providing anything at less than its fair market value. In addition, there is no one generally accepted definition of intent for purposes of finding a violation of the Anti-Kickback Law. For instance, one court has stated that an arrangement will violate the Anti-Kickback Law where any party has the intent to unlawfully induce referrals. In contrast, another court has opined that a party must engage in the proscribed conduct with the specific intent to disobey the law in order to be found in violation of the Anti-Kickback Law. The lack of uniform interpretation of the Anti-Kickback Law makes compliance with the law difficult. The penalties for violating the Anti-Kickback Law can be severe. These sanctions include criminal penalties and civil sanctions, including fines, imprisonment and possible exclusion from the Medicare and Medicaid programs.

        The Anti-Kickback Law is broad, and it prohibits many arrangements and practices that are lawful in businesses outside of the healthcare industry. Recognizing that the Anti-Kickback Law is broad and may technically prohibit many innocuous or beneficial arrangements within the healthcare industry, the U.S. Department of Health and Human Services issued regulations in July of 1991, which the Department has referred to as "safe harbors." These safe harbor regulations set forth certain provisions which, if met in form and substance, will assure healthcare providers and other parties that they will not be prosecuted under the federal Anti-Kickback Law. Additional safe harbor provisions providing similar protections have been published intermittently since 1991. Our arrangements with physicians, physician practice groups, hospitals and other persons or entities who are in a position to refer may not fully meet the stringent criteria specified in the various safe harbors. Although full compliance with these provisions ensures against prosecution under the federal Anti-Kickback Law, the failure of a transaction or arrangement to fit within a specific safe harbor does not necessarily mean that the transaction or arrangement is illegal or that prosecution under the federal Anti-Kickback Law will be pursued. In addition, the Office of Inspector General of the Department of Health and Human Services, or OIG, issued a Special Advisory Bulletin on Contractual Joint Ventures in April 2003. The OIG Bulletin stated the Department's concerns regarding the legality of certain joint contractual arrangements between providers and suppliers of health care items or services. The OIG Bulletin identified characteristics of arrangements the OIG may consider suspect, and focused on arrangements in which a health care provider expands into a related service, through a joint contractual arrangement with an existing supplier of the related service, to service the health care provider's existing patient population. The OIG noted that such arrangements may be suspect when the provider contracts out all or nearly all aspects of the new venture, including the management, to the existing supplier, and provides only an existing patient base. In the OIG Bulletin, the OIG asserted that the provider's return on its investment in such circumstances may be viewed as remuneration for the referral of the provider's federal health care program patients to the supplier, and thus may violate the Anti-Kickback Law.

        Although some of our arrangements may not fall within a safe harbor, we believe that such business arrangements do not violate the Anti-Kickback Law because we are careful to structure them to reflect fair market value and ensure that the reasons underlying our decision to enter into a business arrangement comport with reasonable interpretations of the Anti-Kickback Law. However, even though we continuously strive to comply with the requirements of the Anti-Kickback Law, liability under the Anti-Kickback Law may still arise because of the intentions or actions of the parties with whom we do business. In addition, we may have Anti-Kickback Law liability based on arrangements established by the entities we have acquired if any of those arrangements involved an intention or actions to exchange remuneration for referrals covered by the Anti-Kickback Law. While we are not aware of any such intentions or actions, we have only limited knowledge regarding the intentions or actions underlying those arrangements. Conduct and business arrangements that do not fully satisfy one of these safe harbor provisions may result in increased scrutiny by government enforcement authorities such as the OIG.

        Many states have adopted laws similar to the federal Anti-Kickback Law. Some of these state prohibitions apply to referral of patients for healthcare services reimbursed by any source, not only the Medicare and Medicaid programs. Although we believe that we comply with both federal and state anti-kickback laws, any finding of a violation of these laws could subject us to criminal and civil penalties or possible exclusion from federal or state healthcare programs. Such penalties would adversely affect our financial performance and our ability to operate our business.

        In addition, the Ethics in Patient Referral Act of 1989, commonly referred to as the federal physician self-referral prohibition or Stark Law, prohibits physician referrals of Medicare and Medicaid patients for certain designated health services (including MRI and other diagnostic imaging services) to an entity if the physician or an immediate family member has any financial arrangement with the entity and no statutory or regulatory exception applies. The Stark Law also prohibits the entity from billing for any such prohibited referral. Initially, the Stark Law applied only to clinical laboratory services and regulations applicable to clinical laboratory services were issued in 1995. Earlier that same year, the Stark Law's self-referral prohibition expanded to additional goods and services, including MRI and other imaging services. In 1998, CMS (formerly known as the Health Care Financing Administration), published proposed rules for the remaining designated health services, including MRI and other imaging services, and in January of 2001, CMS published the first phase of the final rule covering the designated health services. Phase one of the final rule became effective on January 4, 2002, except for a provision relating to certain physician payment arrangements, which became effective July 26, 2004. CMS released phase two of the Stark Law final rule as a final rule comment period on March 23, 2004, with an effective date of July 26, 2004.

        A person who engages in a scheme to circumvent the Stark Law's referral prohibition may be fined for each such arrangement or scheme. In addition, any person who presents or causes to be presented a claim to the Medicare or Medicaid program in violation of the Stark Law is subject to civil monetary penalties per bill submission, an assessment of up to three times the amount claimed, and possible exclusion from participation in federal healthcare programs. Bills submitted in violation of the Stark Law may not be paid by Medicare or Medicaid, and any person collecting any amounts with respect to any such prohibited bill is obligated to refund such amounts.

        Several states in which we operate have enacted or are considering legislation that prohibits physician self-referral arrangements or requires physicians to disclose any financial interest they may have with a healthcare provider to their patients when referring patients to that provider. Possible sanctions for violating these state law physician self-referral and disclosure requirements include loss of license and civil and criminal sanctions. State laws vary from jurisdiction to jurisdiction and have been interpreted by the courts or regulatory agencies infrequently.

        We believe our operations comply with these federal and state physician self-referral prohibition laws. We do not believe we have established any arrangements or schemes involving any service of ours which would violate the Stark Law or the prohibition against schemes designed to circumvent the Stark Law, or any similar state law prohibitions. Because we have financial arrangements with physicians and possibly their immediate family members, and because we may not be aware of all the financial arrangements such physicians and their immediate family members may have with entities to which they refer patients, we rely on physicians and their immediate family members to avoid making prohibited referrals to us in violation of the Stark Law and similar state laws. If we receive a prohibited referral which is not permitted under an exception to the Stark Law and applicable state law, our submission of a bill for the referral could subject us to sanctions under the Stark Law and applicable state law. Any sanctions imposed on us under the Stark Law or any similar state laws could adversely affect our financial results and our ability to operate our business.

        The Health Insurance Portability and Accountability Act of 1996, or HIPAA, created new federal statutes to prevent healthcare fraud and false statements relating to healthcare matters. The healthcare fraud statute prohibits knowingly and willfully executing a scheme to defraud any healthcare benefit program, including private payors. A violation of this statute is a felony and may result in fines, imprisonment or exclusion from government sponsored programs such as the Medicare and Medicaid programs. The false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. A violation of this statute is a felony and may result in fines or imprisonment or exclusion from government sponsored programs.

        Both federal and state government agencies are continuing heightened and coordinated civil and criminal enforcement efforts. As part of announced enforcement agency work plans, the federal government will continue to scrutinize, among other things, the billing practices of hospitals and other providers of healthcare services. The federal government also has increased funding to fight healthcare fraud, and it is coordinating its enforcement efforts among various agencies, such as the U.S. Department of Justice, the U.S. Department of Health and Human Services Office of Inspector General, and state Medicaid fraud control units. We believe that the healthcare industry will continue to be subject to increased government scrutiny and investigations.

Federal False Claims Act

        Another trend affecting the healthcare industry is the increased use of the federal False Claims Act and, in particular, actions under the False Claims Act's "whistleblower" provisions. Those provisions allow a private individual to bring actions on behalf of the government alleging that the defendant has defrauded the federal government. After the individual has initiated the lawsuit, the government must decide whether to intervene in the lawsuit and to become the primary prosecutor. If the government declines to join the lawsuit, then the individual may choose to pursue the case alone, in which case the individual's counsel will have primary control over the prosecution, although the government must be kept apprised of the progress of the lawsuit. Whether or not the federal government intervenes in the case, it will receive the majority of any recovery. If the litigation is successful, the individual is entitled to no less than 15%, but no more than 30%, of whatever amount the government recovers. The percentage of the individual's recovery varies, depending on whether the government intervened in the case and other factors. Recently, the number of suits brought against healthcare providers by private individuals has increased dramatically. In addition, various states are considering or have enacted laws modeled after the federal False Claims Act. Under the DRA, states are being encouraged to adopt false claims acts similar to the federal False Claims Act, which establish liability for submission of fraudulent claims to the State Medicaid program and contain whistleblower provisions. Even in instances when a whistleblower action is dismissed with no judgment or settlement, we may incur substantial legal fees and other costs relating to an investigation. Future actions under the False Claims Act may result in significant fines and legal fees, which would adversely affect our financial performance and our ability to operate our business.

        When an entity is determined to have violated the federal False Claims Act, it may be liable for damages and civil penalties. Liability arises, primarily, when an entity knowingly submits a false claim for reimbursement to the federal government. Simple negligence should not give rise to liability, but submitting a claim with reckless disregard of its truth or falsity could result in substantial civil liability.

        Although simple negligence should not give rise to liability, the government or a whistleblower may attempt and could succeed in imposing liability on us for a variety of previous or current failures, including for example:

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  Failure to comply with the many technical billing requirements applicable to our Medicare and Medicaid business.

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  Failure to comply with Medicare requirements concerning the circumstances in which a hospital, rather than we, must bill Medicare for diagnostic imaging services we provide to outpatients treated by the hospital.

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  Failure of our hospital clients to accurately identify and report our reimbursable and allowable services to Medicare.

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  Failure to comply with the Anti-Kickback Law or Stark Law.

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  Failure to comply with the prohibition against billing for services ordered or supervised by a physician who is excluded from any federal healthcare programs, or the prohibition against employing or contracting with any person or entity excluded from any federal healthcare programs.

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  Failure to comply with the Medicare physician supervision requirements for the services we provide, or the Medicare documentation requirements concerning such physician supervision.

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  The past conduct of the companies we have acquired.

        We strive to ensure that we meet applicable billing requirements. However, the costs of defending claims under the False Claims Act, as well as sanctions imposed under the Act, could significantly affect our financial performance.

Health Insurance Portability and Accountability Act of 1996

        In addition to creating the new federal statutes discussed above, HIPAA also establishes uniform standards governing the conduct of certain electronic health care transactions and protecting the security and privacy of individually identifiable health information maintained or transmitted by health care providers, health plans and health care clearinghouses. Three standards have been promulgated under HIPAA with which we currently are required to comply. We must comply with the Standards for Privacy of Individually Identifiable Health Information, which restrict our use and disclosure of certain individually identifiable health information. We have been required to comply with the Privacy Standards since April 14, 2003. We must also comply with the Standards for Electronic Transactions, which establish standards for common health care transactions, such as claims information, plan eligibility, payment information and the use of electronic signatures. We have been required to comply with these standards since October 16, 2003. We must also comply with the Security Standards, which require us to implement security measures to protect the security and integrity of certain electronic health information. We have been required to comply with these standards since April 21, 2005. We believe that we are in compliance with these standards. One other standard relevant to our use of medical information has been promulgated under HIPAA. CMS has published a final rule, which required us to adopt Unique Health Identifiers for use in filing and processing health care claims and other transactions by May 23, 2007. While the government intended this legislation to reduce administrative expenses and burdens for the health care industry, our compliance with this law may entail significant and costly changes for us. If we fail to comply with these standards, we could be subject to criminal penalties and civil sanctions.

        In addition to federal regulations issued under HIPAA, some states have enacted privacy and security statutes or regulations that, in some cases, are more stringent than those issued under HIPAA. In those cases it may be necessary to modify our operations and procedures to comply with the more stringent state laws, which may entail significant and costly changes for us. We believe that we are in compliance with such state laws and regulations. However, if we fail to comply with applicable state laws and regulations, we could be subject to additional sanctions.

Unlawful Practice of Medicine and Fee Splitting

        The marketing and operation of our diagnostic imaging systems are subject to state laws prohibiting the practice of medicine by non-physicians. We believe that our operations do not involve the practice of medicine because all professional medical services relating to our operations, including the interpretation of scans and related diagnoses, are separately provided by licensed physicians not employed by us. Some states have laws that prohibit any fee-splitting arrangement between a physician and a referring person or entity that would provide for remuneration paid to the referral source on the basis of revenues generated from referrals by the referral source. We believe that our operations do not violate these state laws with respect to fee splitting.

Certificate of Need Laws

        In some states, a certificate of need or similar regulatory approval is required prior to the acquisition of high-cost capital items, including diagnostic imaging systems or provision of diagnostic imaging services by us or our clients. Certificate of need regulations may limit or preclude us from providing diagnostic imaging services or systems. Revenue from states with certificate of need regulations represented greater than 40% of our total revenue in the nine months ended September 30, 2007.

        Certificate of need laws were enacted to contain rising healthcare costs, prevent the unnecessary duplication of health resources, and increase patient access for health services. In practice, certificate of need laws have prevented hospitals and other providers who have been unable to obtain a certificate of need from acquiring new machines or offering new services. Our current contracts will remain in effect even if the certificate of need states in which we operate modify their certificate of need programs. However, a significant increase in the number of states regulating our business through certificate of need or similar programs could adversely affect us. Conversely, repeal of existing certificate of need regulations in jurisdictions where we have obtained a certificate of need, or certificate of need exemption, also could adversely affect us by allowing competitors to enter our markets. Certificate of need laws are the subject of continuing legislative activity.

Reimbursement

        We derive most of our revenues directly from healthcare providers, primarily from acute-care hospitals, with whom we contract to provide services to their patients. Approximately 90% of our revenues for the nine months ended September 30, 2007 were generated by providing services to hospitals and other healthcare providers. Some of our revenues come from third-party payors, including government programs such as the Medicare Program, to whom we directly bill. In the nine months ended September 30, 2007, we derived 10% of our revenues from direct billings to patients and their third-party payors. Services for which we submit direct billings for Medicare and Medicaid patients typically are processed by contractors and paid on a fee schedule basis, and patients are responsible for deductibles and coinsurance.

        Our revenues, whether from providers who bill third-party payors directly or from our own direct billings, are impacted by Medicare laws and regulations. The Medicare payment policies vary depending on the site of service. As a result of federal cost-containment legislation currently in effect, Medicare generally pays for hospital inpatient services under a prospective payment system. For acute hospital services, the prospective payment is generally based on the assignment to a classification upon a patient's discharge, known as diagnosis related groups, or DRGs. The DRG payments are pre-determined payment amounts for inpatient services. The DRG payment amount generally covers all inpatient operating costs regardless of the number of conditions treated or services furnished or the length of the patient's stay. In addition, because Medicare reimburses a hospital for all services rendered to a Medicare patient (both inpatient and outpatient), a free-standing facility cannot be separately reimbursed for an MRI scan or other procedure performed on the hospital patient. Many state Medicaid programs have adopted comparable payment policies.

        As to hospital outpatient services, Medicare payment generally is based on the hospital outpatient prospective payment system, or HOPPS, under which services and items furnished in most hospital outpatient departments are categorized into Ambulatory Payment Classifications, or APCs. Certain new procedures are classified as new technology APCs, which, unlike clinical APCs, are classifications based solely on hospital costs. After a two to three year period, the procedure classified under the new technology APC is assigned to a clinical APC. Under HOPPS, hospitals are paid based on procedures performed and items furnished during a patient visit. In addition to clinical and new technology APCs, certain of these items and services are paid on a fee schedule, and for certain drugs biologics, and devices, hospitals may be reimbursed pass-through amounts.

        Under the 2005 update to HOPPS, which was announced in November 2004, nonmyocardial PET procedures were reclassified into a new technology APC cost band that differed from the new technology APC cost band assigned in 2004. As a result of the reclassification, the federal Medicare payment rate for PET scans provided in hospital outpatient departments declined from $1,450 to $1,150 in 2005. The Center for Medicare and Medicaid Services, or CMS, the federal Agency responsible for administering the Medicare program, delayed assigning these procedures to clinical APCs, which would be paid according to the median costs of the procedures assigned to the APC based on claims data, in response to concerns that doing so would reduce payments significantly and hinder beneficiary access to the technology. CMS again delayed the assignment to clinical APCs in 2006, retaining instead the 2005 payment rate for the nonmyocardial PET procedures. On November 1, 2006, CMS announced that, effective January 1, 2007, nonmyocardial PET procedures will be assigned to a clinical APC that is reimbursed at $855 per scan. In addition, CMS announced that concurrent PET/CT procedures will continue to be assigned to a new technology APC but will be reimbursed at $950 per scan for 2007. In 2005 and 2006, such concurrent PET/CT procedures had been assigned to a new technology APC that was paid at $1,250.

        As to myocardial PET procedures, from August 2000 to December 31, 2005, CMS assigned myocardial PET scans to a single clinical APC. Beginning in 2006, CMS reclassified single- and multiple-study myocardial PET procedures into two distinct clinical APCs, to reflect the significant cost differences between the procedures. For 2006, the federal Medicare payment rates for myocardial PET scans provided in hospital outpatient departments were $800.55 for a single-study myocardial PET scan and $2,484.88 for a multiple-study myocardial PET scan, an increase from the $735.77 rate for the procedures in 2005. Effective January 1, 2007, the single- and multiple-study myocardial PET procedures were reclassified into a single clinical APC. For 2007, the federal Medicare payment rate for myocardial PET scans provided in hospital outpatient departments is $731.24, a decrease from the 2006 and 2005 rates. These reductions did not have a material adverse impact on our business.

        The Medicare Prescription Drug, Improvement and Modernization Act of 2003, or MMA, also changed the way Medicare payments are made in many significant ways. For those hospitals with which we contract, changes include revisions to the methodology used to calculate payments for certain drugs, including radiopharmaceutical agents, which were paid as pass-throughs, or additional payment amounts under the hospital outpatient prospective payment system, on or before December 31, 2002. This change may have resulted in reduced payments to hospitals for diagnostic scans utilizing radiopharmaceuticals; however, this change did not have a material effect on pricing of our PET contracts with hospitals or our financial performance.

        Services for which we bill Medicare directly are paid under the Medicare Physician Fee Schedule, which is updated on an annual basis. Under the Medicare statutory formula, payments under the Physician Fee Schedule for 2006 were to be reduced by approximately 4.4% on average. The Deficit Reduction Act of 2005, or DRA, which was signed into law by President George W. Bush on

February 8, 2006, eliminated this reduction for 2006 by setting the annual payment rate update at zero percent. In addition, on December 20, 2006, President Bush signed into law the Tax Relief and Health Care Improvement Act of 2006, which, among other provisions, eliminated a 5.1% overall cut in the Medicare Physician Fee Schedule which went into effect in 2007.

        The DRA also imposes caps on Medicare payment rates for certain imaging services, including MRI and PET, furnished in physicians' offices and all other non-hospital based settings. Under the cap, payments for specified imaging services cannot exceed the hospital outpatient payment rates for those services. This change applies to services furnished on or after January 1, 2007. The limitation is applicable to the technical component of the services only (which is the payment we receive for the services for which we bill directly under the Medicare Physician Fee Schedule). If the technical component of the service established under the Physician Fee Schedule (without including geographic adjustments) exceeds the hospital outpatient payment amount for the service (also without including geographic adjustments), then the payment is to be reduced. In other words, in those instances where the technical component for the particular service is greater, the DRA directs that the hospital outpatient payment rate be substituted for the otherwise applicable Physician Fee Schedule payment rate.

        For full year 2006, we estimate that approximately 5.6% of our revenue was billed directly to the Medicare program, which has increased from approximately 4.3% of our revenue billed directly to the Medicare program in 2005. If the DRA cap had been in effect for full year 2006, we estimate the reduction in Medicare revenue due to the DRA reimbursement rate decrease would have been approximately $9.7 million. Additionally, the PET and PET/CT Medicare HOPPS reduction would have reduced revenue by approximately $2.8 million. Combined, the DRA and PET and PET/CT Medicare HOPPS rate reductions would have negatively impacted our 2006 revenue and will negatively impact our 2007 revenue by a total of $12.5 million and $14.0 million, respectively. We expect that the entire revenue decrease will directly affect 2007 earnings.

        On November 1, 2007, CMS issued a final determination related to Medicare Part B HOPPS reimbursement rates for imaging procedures, effective January 1, 2008. In this final ruling, CMS bundled the PET and PET/CT payment for the radiopharmaceutical with the payment for the PET and PET/CT scan. As a result, the 2008 national Medicare payment rate for PET and PET/CT scans was reduced by approximately 13% and 20%, respectively. In addition, CMS reduced the 2008 national Medicare HOPPS rate for MRI scans by approximately 3%. If these rates had been in effect for full year 2007, we estimate that our retail revenue related to these Medicare HOPPS reductions would have been impacted by approximately $2 million.

        As a result of the 2007 reductions in Medicare reimbursement rates resulting from the implementation of the DRA and revised PET and PET/CT reimbursements under HOPPS and the proposed 2008 reductions, the Company may face increased PET and PET/CT wholesale pricing pressure. The Company intends to review each request based on the specific client and relevant circumstances.

        In addition, the DRA also codified a reduction in reimbursement for multiple images on contiguous body parts which was previously announced by CMS. The DRA mandates payment at 100% of the technical component of the higher priced imaging procedure and 50% for the technical component of each additional imaging procedure for multiple images of contiguous body parts within a family of codes performed in the same session. Initially, CMS announced that it would phase in this reimbursement reduction over a two-year period, resulting in a 25% reduction for each additional imaging procedure on contiguous body parts in 2006 and an additional 25% reduction in 2007. On November 1, 2006, however, CMS announced that it would not implement the additional 25% reduction in 2007. The implementation of this reimbursement reduction did not have a material impact on our consolidated financial position or results of operations for the year ended December 31, 2006 or the nine months ended September 30, 2007. We continue to believe that the implementation of this reimbursement reduction will not have a material impact on our consolidated financial position or results of operations in the future.

        Regulations published in November 2006 by CMS identify 14 new supplier standards applicable to independent diagnostic testing facilities, or IDTFs, which includes some of the Company's facilities. CMS designed these standards to ensure that minimum quality standards are met to protect Medicare beneficiaries. If an IDTF fails to meet one or more of the standards at the time of enrollment or re-enrollment, then its application will be denied or the agency will revoke an IDTF's billing privileges. These new standards went into effect on January 1, 2007, and IDTFs must meet these standards to obtain or retain enrollment in the Medicare program. CMS published additional regulatory provisions in November 2007 that revise the existing IDTF standards and also create several additional standards. These changes went into effect on January 1, 2008. We believe we meet the requirements of the existing and new standards in all material respects; however, to the extent that CMS publishes interpretations of these standards that are more restrictive than the standards described in the agency's published rules, our business could be adversely impacted. At this time, we cannot predict the impact that these new standards will have on our business.

        Payments to us by third-party payors depend substantially upon each payor's coverage and reimbursement policies. Third-party payors may impose limits on coverage or reimbursement for diagnostic imaging services, including denying reimbursement for tests that do not follow recommended diagnostic procedures. Coverage policies also may be expanded to reflect emerging technologies. Because unfavorable coverage and reimbursement policies have and may continue to constrict the profit margins of the hospitals and clinics we bill directly, however, we have and may continue to need to lower our fees to retain existing clients and attract new ones. If coverage is limited or reimbursement rates are inadequate, a healthcare provider might find it financially unattractive to own an MRI or other diagnostic imaging system, yet beneficial to purchase our services. It is possible that third-party coverage and reimbursement policies will affect the need or price for our services in the future, which could significantly affect our financial performance and our ability to conduct our business.

Environmental, Health and Safety Laws

        We are subject to federal, state and local regulations governing the storage, use, transport and disposal of materials and waste products, including biohazardous and radioactive wastes. Our PET service and some of our other imaging services require the use of radioactive materials. While this material has a short half-life, meaning it quickly breaks down into inert, or non-radioactive substances, using such materials presents the risk of accidental environmental contamination and physical injury. Although we believe that our safety procedures for storing, handling, transporting and disposing of these hazardous materials comply with the standards prescribed by law and regulation, we cannot completely eliminate the risk of accidental contamination or injury from those hazardous materials. We maintain professional liability insurance that covers such matters with coverage that we believe is consistent with industry practice and appropriate in light of the risks attendant to our business. However, in the event of an accident, we could be held liable for any damages that result, and any liability could exceed the limits or fall outside the coverage of our insurance. We may not be able to maintain insurance on acceptable terms, or at all. We could incur significant costs and the diversion of our management's attention in order to comply with current or future environmental laws and regulations. We have not had material expenses related to environmental, health and safety laws or regulations to date.

Properties

        We lease approximately 47,000 square feet of space in Anaheim, California for our executive and principal administrative offices. Of this space, we sublease approximately 20,000 square feet to a sublessee. We also lease 20,000 square feet of space in Canton, Ohio for our retail billing operations. We have 15,900 square feet of space for a large regional office in Andover, Massachusetts, in addition to other small regional offices throughout the country. We also lease a 15,600 square foot operations warehouse in Orange, California and a 9,000 square foot operations warehouse in Childs, Pennsylvania.

Legal Proceedings

        On May 5, 2005, Alliance Imaging, Inc. was served with a complaint filed in Alameda County Superior Court alleging wage and hour claims on behalf of a putative class of approximately 400 former and current California employees of the Company. On August 19, 2005, the plaintiffs filed an amended complaint, which the Company answered on September 23, 2005. In this suit, captioned Linda S. Jones, et al. v. Alliance Imaging, Inc., et al., the plaintiffs allege violations of California's wage, meal period, and break time laws and regulations. Plaintiffs sought recovery of unspecified economic damages, statutory penalties, attorneys' fees, and costs of suit. On or about March 10, 2006, plaintiffs filed a second amended complaint adding a cause of action for conversion and a plea for punitive damages. The Company filed a demurrer seeking to strike the new claim and plea. On July 19, 2006, the Company and the Plaintiffs entered into a tentative settlement of the Class Action Complaint pursuant to which the Company agreed to pay $2.5 million in exchange for dismissal with prejudice of all claims brought on behalf of the putative class under the Class Action Complaint. On September 8, 2006, the settlement was preliminarily approved by the court and a conditional class was certified for purposes of seeking class approval of the settlement. On October 2, 2006, notice was mailed to the conditional class members outlining the terms of the settlement and providing all class members with an opportunity to opt out of the settlement prior to the final approval hearing scheduled for November 27, 2006. Two putative class members opted out of the class, and there were no objections submitted. The final approval hearing was held on November 27, 2006 as scheduled, and the Court granted final approval of the settlement. The settlement amount was distributed by the class settlement administrator on February 16, 2007. On July 24, 2007, the Court ordered the case dismissed with prejudice pursuant to the Class Settlement Agreement.

        From time to time, we are involved in routine litigation incidental to the conduct of our business. We believe that none of this litigation pending against us will have a material adverse effect on our business.

MANAGEMENT

Executive Officers and Directors

        Our executive officers and directors, and their ages and positions, are as follows:

Name	Age	Position
Paul S. Viviano	54	Chairman of the Board of Directors and Chief Executive Officer
Michael F. Frisch	49	Executive Vice President and Chief Operating Officer
Howard K. Aihara	44	Executive Vice President and Chief Financial Officer
Eli H. Glovinsky	47	Executive Vice President, General Counsel and Secretary
Nicholas A. Poan	29	Senior Vice President, Corporate Finance, and Chief Accounting Officer
Neil F. Dimick	58	Director
Michael P. Harmon	38	Director
Anthony B. Helfet	64	Director
Stephen A. Kaplan	48	Director
Curtis S. Lane	50	Director
Edward L. Samek	71	Director

        Paul S. Viviano has been a director since 2003 and the chairman of the Board since November 2003. He served as our president and chief operating officer from January 2, 2003 through April 7, 2003 at which time he became our president and chief executive officer. Effective October 1, 2004, Mr. Viviano became our chairman and chief executive officer. Prior to joining us, Mr. Viviano was chief executive officer of USC University Hospital and USC Norris Cancer Hospital from 2000 to 2002. He was employed by the St. Joseph Health System from 1987 to 2000 and served as its executive vice president and chief operating officer from 1995 to 2000. Mr. Viviano currently serves as the Chairman of the Finance Committee.

        Michael F. Frisch has served as our senior vice president, southeast region, since September 2004, and as regional vice president, mid-atlantic region from November 2002 to August 2004. Mr. Frisch was promoted to the position of executive vice president and chief operating officer effective January 5, 2007. From January 1999 through October 2002, Mr. Frisch served as senior vice president-regional operations of American Dental Partners, a dental practice management company.

        Howard K. Aihara has served as our executive vice president and chief financial officer since December 2005. Mr. Aihara joined us in September 2000 as our vice president and corporate controller. From 1997 until September 2000, he was vice president, finance, for UniMed Management Company, a physician practice management company in Burbank, California. From 1995 through 1997, he was executive director and corporate controller for AHI Healthcare Systems, Inc., in Downey, California. AHI was a publicly traded physician practice management company. Mr. Aihara began his career at Ernst & Young, LLP and is a certified public accountant.

        Eli H. Glovinsky joined Alliance in February 2007 and serves as our executive vice president, secretary and general counsel. Prior to joining Alliance, Mr. Glovinsky served as corporate vice president and chief legal counsel at Premier Inc., a voluntary alliance of hospitals and health systems that operates one of the nation's largest group purchasing organizations, representing approximately 1,500 hospitals and 20,000 other health care providers. From 1997 to 2003 Mr. Glovinsky served as Premier's vice president and associate general counsel. Mr. Glovinsky began his career as an associate at the law firm of Konowieki & Rank.

        Nicholas A. Poan has served as our senior vice president, corporate finance since October 2006, and our corporate controller and chief accounting officer since December 2005. Previous to these roles, Mr. Poan served as our director of accounting, assistant controller and as part of our accounting management team since May 2003. Prior to joining us, Mr. Poan worked at Deloitte & Touche LLP from September 2000 through May 2003. He served as an accountant from September 2000 through September 2001 and as a senior accountant from September 2001 through May 2003, and is a certified public accountant.

        Neil F. Dimick, a healthcare consultant and private investor, has been a director since November 2002. Mr. Dimick served as executive vice president and chief financial officer of AmerisourceBergen Corporation from August 2001 through April 2002. From 1992 through August 2001 he served as senior executive vice president and chief financial officer of Bergen Brunswig Corporation. Mr. Dimick began his career as a corporate auditor with Deloitte & Touche in 1973 where he held the position of partner for eight years. Mr. Dimick is also a director of WebMD Corporation, Emdeon Corporation (the parent of WebMD Corporation), Resources Connection, Inc., Thoratec Corporation and Mylan Laboratories, Inc. Mr. Dimick currently serves as the Chairman of our Audit Committee and a member of our Finance Committee and Nominating and Corporate Governance Committee.

        Stephen A. Kaplan has been a director since April 2007. Mr. Kaplan is the co-head of the Principal Group of Oaktree Capital Management, L.P. He joined Oaktree Capital Management, L.P. in 1995, having previously served as a Managing Director of TCW and portfolio manager of TCW Special Credits Fund V—The Principal Fund. Prior to joining TCW in 1993, Mr. Kaplan was a partner with the law firm of Gibson, Dunn & Crutcher and responsible for that firm's east coast bankruptcy and workout practice. During his career as an attorney, Mr. Kaplan specialized in transactions involving the purchase and sale of companies undergoing financial restructurings. Mr. Kaplan currently serves as a director of Cannery Casino Resorts, Genco Shipping & Trading, General Maritime, HydroChem Industrial Services, and Regal Entertainment. Pursuant to a Governance and Standstill Agreement entered into in connection with their purchase of 49% of our outstanding shares of common stock from Viewer Holdings LLC, the Oaktree Parties currently collectively have the right to designate three persons to our Board of Directors, and Mr. Kaplan is one of those designees.

        Michael P. Harmon has been a director since April 2007. Mr. Harmon is a Managing Director with the Principal Group of Oaktree Capital Management, L.P. where he has been responsible for sourcing, evaluating and managing private equity investments since 1997. Prior to this, Mr. Harmon held positions in the Corporate Recovery Consulting group of Price Waterhouse and the Special Credits group at Society Corporation. Mr. Harmon currently serves as a director of Suddenlink Communications, HydroChem Industrial Services, Senior Home Care and Wright Line. Mr. Harmon currently serves as Chairman of our Compensation Committee and a member of our Nominating and Corporate Governance Committee and Finance Committee. Pursuant to a Governance and Standstill Agreement, Oaktree and MTS currently collectively have the right to designate three persons to our Board of Directors, and Mr. Harmon is one of those designees.

        Anthony B. Helfet, a retired investment banker, has been a director since October 2001. From March 2006 until September 2007, Mr. Helfet served as the Vice Chairman and the Co-Head of Mergers and Acquisitions of Merriman Curhan Ford & Co., a wholly-owned subsidiary of MCF Corporation. From September 2001 through December 2001, he was a Special Advisor to UBS. From 1991 to August 31, 2001, Mr. Helfet was a Managing Director of Dillon, Read & Co. Inc. and its successor organization, UBS Warburg. Mr. Helfet was also Managing Director of the Northwest Region of Merrill Lynch Capital Markets from 1979 to 1989. Mr. Helfet is also a director of Layne Christensen Company. Mr. Helfet currently serves as a member of our Compensation Committee and Audit Committee.

        Curtis S. Lane has been a director since April 2007. Mr. Lane founded MTS Health Investors, LLC. in March 2000. Prior to MTS Health Investors, LLC, Mr. Lane was a partner at Evercore Partners. From 1985 through 1998 he was at Bear Stearns & Co. Inc., where he was a Senior Managing Director responsible for healthcare investment banking. He presently serves as a director of IASIS Healthcare Corporation, PENN Medicine, America's Camp Foundation and Senior Home Care, Inc. Mr. Lane currently serves as a member of our Nominating and Corporate Governance Committee and Compensation Committee. Pursuant to a Governance and Standstill Agreement, Oaktree and MTS currently collectively have the right to designate three persons to our Board of Directors, and Mr. Lane is one of those designees.

        Edward L. Samek has been a director since October 2001. Mr. Samek served as vice chairman of MedQuist, Inc. from 1998 to 2000 and as chairman and chief executive officer of The MRC Group and predecessor companies from 1982 to 1998 when it was acquired by MedQuist. Previously he served as President of Hudson Pharmaceutical Corporation and Childcraft Education Corp. He has also held executive and management positions with Procter & Gamble, Johnson & Johnson and Avon Products, Inc. Currently an independent consultant and investor, Mr. Samek serves as a director of North American Management Corp., Caremedic Systems, Inc., Veritext, LLC, the Jackson Laboratory, Water Jel and The Medical Transcription Industry Alliance. Mr. Samek currently serves as the Chairman of our Nominating and Corporate Governance Committee and a member of our Compensation Committee and Audit Committee.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Review and Approval of Related Party Transactions

        All relationships and transactions in which we are a participant and involving our directors, executive officers, nominees for directors, stockholders beneficially owning more than 5% of our outstanding shares, or any of their respective immediate family members are reviewed by an independent body of the Board of Directors, such as the independent and disinterested members of the Board. As set forth in the Audit Committee charter, the members of the Audit Committee, all of whom are independent directors, also discuss with management and the independent auditor any related-party transactions brought to the Committee's attention which could reasonably be expected to have a material impact on our financial statements.

        In the course of their review and approval or ratification of a disclosable related party transaction, the independent and disinterested members of the Board may consider:

  •
  the nature of the related person's interest in the transaction;

  •
  the material terms of the transaction, including, without limitation, the amount and type of transaction;

  •
  the importance of the transaction to the related person;

  •
  the importance of the transaction to the company;

  •
  whether the transaction would impair the judgment of a director or executive officer to act in the best interest of the company; and

  •
  any other matters the Audit Committee or such independent and disinterested members of the Board deems appropriate.

Related Party Transactions

        We believe that we have executed all of the transactions set forth below on terms no less favorable to us than we could have obtained from unaffiliated third parties. It is our intention to ensure that all future transactions between us and our officers, directors and principal stockholders and their affiliates, are on terms no less favorable to us than those that we could obtain from unaffiliated third parties.

        Prior to the sale by Viewer Holdings LLC (a fund managed by an affiliate of KKR) of approximately 49% of our outstanding shares of common stock to purchasers consisting of Oaktree, MTS and their affiliates on April 16, 2007, KKR provided management, consulting and financial services to us. We paid KKR an annual fee of $650,000 for such services in 2006 in quarterly installments in arrears at the end of each calendar quarter. In 2007, we paid KKR $192,857 for such services rendered through April 16, 2007, the date on which our obligation to pay for such services terminated. In addition, we reimbursed KKR and its affiliates for all reasonable costs and expenses incurred in connection with the management, consulting and financial services provided by KKR. We were also contractually obligated to reimburse KKR and its affiliates for all reasonable costs and expenses incurred in connection with their ownership of our shares of common stock.

        We formed a special committee of independent and disinterested directors to consider various matters in connection with Viewer's sale of shares. We incurred expenses of between one and two million dollars in connection with the sale, $1.25 million of which was reimbursed to us by the purchasers. In connection with their share purchase, the purchasers negotiated a Governance and Standstill Agreement with the special committee, under which they obtained various management rights and rights to designate persons to our Board and committees, and under which they agreed that they would not obtain beneficial ownership of greater than 49.9% of our outstanding shares of common stock for a period of three years after closing. Viewer also assigned to the purchasers registration rights under its registration rights agreement with us.

PRINCIPAL STOCKHOLDERS

        The following table sets forth certain information regarding beneficial ownership of the Common Stock as of December 31, 2007, (i) by each person who is known by us to own beneficially more than 5% of our Common Stock; (ii) by each of our directors; (iii) by each of our named executive officers (including former officers); and (iv) by all of our executive officers and directors as a group.

Name	Common Stock Owned Beneficially(1)	Percentage of Shares Beneficially Owned
OCM Principal Opportunities Fund IV, L.P.(2)	22,749,005	44.7%
MTS Health Investors II, L.P.(3)	2,080,000	4.1%
Paul S. Viviano(4)	1,588,911	3.1%
Michael F. Frisch(5)	125,000	*
Howard K. Aihara(6)	210,000	*
Christopher J. Joyce(7)	32,500	*
Nicholas A. Poan(8)	60,700	*
Stephen A. Kaplan(2)	22,749,005	44.7%
Curtis S. Lane(3)	2,080,000	4.1%
Michael P. Harmon(2)	—	*
Neil F. Dimick	—	*
Anthony B. Helfet	—	*
Edward L. Samek	—	*
All Present Executive Officers and Directors (12 persons)(9)	26,893,116	51.7%

*
Less than 1%

(1)
Except as otherwise indicated, the persons named in the table have sole voting and investment power with respect to the shares of common stock shown as beneficially owned by them. Beneficial ownership as reported in the above table has been determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentages are based upon 50,920,682 shares outstanding as of December 31, 2007, except for certain parties who hold options that are presently exercisable or exercisable within 60 days of December 31, 2007. The percentages for those parties who hold options that are presently exercisable or exercisable within 60 days of December 31, 2007 are based upon the sum of 50,920,682 shares outstanding plus the number of shares subject to options that are presently exercisable or exercisable within 60 days of December 31, 2007 held by them, as indicated in the following notes.

(2)
Oaktree is an affiliate of Oaktree Capital Management, L.P., which is a limited liability company, the managing members of which are Messrs. Stephen A. Kaplan, Howard S. Marks, Bruce A. Karsh, Kevin Clayton, John B. Frank, Larry W. Keele, David M. Kirchheimer, Richard Masson, and Sheldon M. Stone. Mr. Kaplan is currently a member of our Board of Directors. Mr. Kaplan is not currently a member of any of our committees. Mr. Kaplan may be deemed to share beneficial ownership of any shares beneficially owned by Oaktree Capital Management, L.P. Mr. Kaplan disclaims such beneficial ownership. Michael P. Harmon is a member of our Board of Directors and also an executive of Oaktree. Mr. Harmon is currently the Chairman of our Compensation Committee and a member of our Nominating and Corporate Governance Committee and Finance Committee. Mr. Harmon disclaims that he is the beneficial owner of any shares beneficially owned by Oaktree Capital Management, L.P. The address of Oaktree Capital Management, L.P. and Messrs. Kaplan and Harmon is: c/o Oaktree Capital Management, L.P., 333 South Grand Avenue, Los Angeles, CA 90071. On April 16, 2007, Oaktree, MTS and several of their affiliates entered into a Stockholders Agreement which controls certain aspects of the management of their shares. Pursuant to this agreement, each may be considered to beneficially own all the shares as members of a "group."

(3)
MTS is an affiliate of MTS Health Investors, LLC., which is a limited liability company, the senior managing members of which are Messrs. Curtis S. Lane and William J. Kane, and the other members of which are Messrs. Oliver T. Moses, Kenton L. Rosenberry, Teri Myers, and Melanie Harris. Mr. Lane is currently a member of our Board of Directors and he is also a member of our Nominating and Corporate Governance Committee and Compensation Committee. Mr. Lane may be deemed to share beneficial ownership of any shares beneficially owned by MTS Health Investors LLC. Mr. Lane disclaims such beneficial ownership. The address of MTS Health Investors, LLC. and Mr. Lane is: c/o MTS Health Investors, LLC., 623 Fifth Avenue, New York, NY 10022. On April 16, 2007, Oaktree, MTS and several of their affiliates entered into a Stockholders Agreement which controls certain aspects of the management of their shares. Pursuant to this agreement, each may be considered to beneficially own all the shares as members of a "group."

(4)
This amount includes 1,197,500 shares issuable upon exercise of stock options that are currently exercisable or exercisable within 60 days.

(5)
This amount represents 75,000 shares issuable upon exercise of stock options that are currently exercisable or exercisable within 60 days.

(6)
This amount represents 110,000 shares issuable upon exercise of stock options that are currently exercisable or exercisable within 60 days.

(7)
This amount represents 32,500 shares issuable upon exercise of stock options that are currently exercisable or exercisable within 60 days. Mr. Joyce resigned as Acting General Counsel and Secretary of the Company on January 31, 2007, but continues to serve as Senior Vice President.

(8)
This amount represents 10,700 shares issuable upon exercise of stock options that are currently exercisable or exercisable within 60 days.

(9)
This amount includes 1,472,700 shares issuable upon exercise of stock options that are currently exercisable or exercisable within 60 days.

DESCRIPTION OF CERTAIN OTHER INDEBTEDNESS

        The following summary of our indebtedness does not purport to be complete and is qualified in its entirety by reference to the agreements described, including the definitions of certain capitalized terms used in this section, copies of which are available upon request. Any terms not defined in the section entitled "—Amended Credit Facility" below are defined in the documentation for our amended credit facility. See "Available Information."

Amended Credit Facility

  General

        We are party to a Credit Agreement, dated as of November 2, 1999, as amended (the "amended credit facility"), among Alliance, Deutsche Bank Trust Company Americas (formerly Bankers Trust Company), as administrative agent, and certain other lenders, for commitments for up to $436.6 million in financing, consisting of (i) a $366.6 million seven-year Tranche C term loan facility that matures on December 29, 2011 and (ii) a $70.0 million five-year Revolving Loan facility including a $10.0 million five-year Swing Line facility that will terminate on December 29, 2010.

        We pay a commitment fee equal to 0.50% per annum on the undrawn portion available under the Revolving Loan facility subject to decreases in certain circumstances. We also pay variable per annum fees in respect of outstanding letters of credit.

  Prepayments

        Loans are required to be prepaid with:

  •
  100% of the net proceeds of all non-ordinary course asset sales or other dispositions of the property by us and our subsidiaries which we have not reinvested in our business within one year after receipt of the proceeds, subject to limited exceptions;

  •
  50% of annual excess cash flow; and

  •
  the amount by which the outstanding amounts under the revolving facility exceed the total amount committed under the revolving facility.

  Interest

        The revolving loan facilities bear interest through maturity: (1) if a Base Rate (as defined below) loan, then at the sum of the Base Rate plus the Applicable Revolving Base Rate Margin (as defined below), or (2) if a LIBOR loan, then at the sum of LIBOR plus the Applicable Revolving LIBOR Margin (as defined below). The Swing Line Loan facility bears interest at the sum of the Base Rate plus the Applicable Revolving Base Rate Margin minus the Applicable Commitment Fee Percentage.

        The Tranche C term loan bears interest through maturity: (1) if a Base Rate loan, then at the sum of the Base Rate plus the Applicable Tranche C Base Rate Margin (as defined below), as applicable, or (2) if a LIBOR loan, then at the sum of LIBOR plus the Applicable Tranche C LIBOR Margin (as defined below), as applicable.

        The Base Rate is the higher of: (1) the administrative agent's prime rate or (2) the rate which is 0.5% in excess of the Federal Funds Effective Rate (defined as a fluctuating interest rate equal for each day during any period to the weighted average of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers, as published for such day by the Federal Reserve Bank of New York, or, if such rate is not so published, the average of the quotations for such day on such transactions received by the administrative agent from three Federal funds brokers of recognized standing selected by the administrative agent).

        The Applicable Tranche C Base Rate Margin is a rate per annum equal to 1.50%. The Applicable Revolving Base Rate Margin ranges, based on the Applicable Leverage Ratio, from 0.00% to 0.50% per annum.

        The Applicable Tranche C LIBOR Margin is a rate per annum equal to 2.50%. The Applicable Revolving LIBOR Margin ranges, based on the Applicable Leverage Ratio, from 1.25% to 1.75% per annum.

  Guarantees and Collateral

        The obligations under the amended credit facility are guaranteed by substantially all of our direct and indirect domestic subsidiaries. The obligations under the amended credit facility and the guarantees are secured by a lien on substantially all of our tangible and intangible property, including accounts receivable, inventory, equipment and intellectual property, and by a pledge of all of the shares of stock, partnership interests and limited liability company interests of our direct and indirect domestic subsidiaries, of which we now own or later acquire more than a 50% interest, except for subsidiaries which own assets or have annual revenues of less than $100,000 individually and $1,000,000 collectively.

  Covenants

        In addition to certain customary covenants, the amended credit facility restricts, among other things, our ability and our subsidiaries' ability to, declare dividends or redeem or repurchase capital stock, prepay, redeem or purchase debt, incur liens and engage in sale-leaseback transactions, make loans and investments, incur additional indebtedness, amend or otherwise alter debt and other material agreements, make capital expenditures, engage in mergers, acquisitions and asset sales, transact with affiliates and alter the business we conduct.

  Financial Covenants

        The amended credit facility contains financial covenants including a minimum ratio of consolidated adjusted EBITDA to consolidated cash interest expense, a maximum ratio of consolidated total debt to consolidated adjusted EBITDA and a maximum ratio of consolidated senior debt to consolidated adjusted EBITDA. Additionally, the amended credit facility contains financial covenants which, as of September 30, 2007, require a minimum interest coverage ratio of 2.75 to 1.0, a maximum leverage ratio of 4.0 to 1.0, and a maximum senior leverage ratio of 3.0 to 1.0. As of September 30, 2007, we are in compliance with all covenants contained in our amended credit facility and forecast that we will be in compliance with these covenants in the fourth quarter of 2007. Our failure to comply with these covenants could permit the lenders under the amended credit facility to declare all amounts borrowed under the agreement, together with accrued interest and fees, to be immediately due and payable.

  Events of Default

        Events of default under the amended credit facility include our failure to pay principal or interest when due, our material breach of any representation or warranty contained in the loan documents, covenant defaults, events of bankruptcy and a change of control.

Acquisition Credit Facility

        We were party to an Acquisition Credit Agreement, dated as of November 5, 2007, which we refer to as the Acquisition Credit Facility, among Alliance, Deutsche Bank AG Cayman Islands Branch, as administrative agent, and certain other lenders, for a $50.0 million six-month term loan facility, maturing May 5, 2008. The proceeds of the term loan facility were incurred to finance the NEHE Acquisition. We used the proceeds from the private offering to repay and terminate the Acquisition Credit Facility.

DESCRIPTION OF THE NOTES

        You can find the definitions of certain terms used in this description under the subheading "—Certain Definitions." For purposes of this Description of the Notes, references to "Alliance" refers only to Alliance Imaging, Inc. and not to any of its subsidiaries, and the word "notes" refers to both the private notes and the exchange notes.

        Alliance issued the private notes, and will issue the exchange notes, pursuant to an indenture between Alliance and The Bank of New York Trust Company, N.A., as trustee. The terms of the exchange notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939.

        The following description is a summary of the material provisions of the indenture. It does not restate that agreement in its entirety. We urge you to read the indenture because it, and not this description, defines your rights as holders of the exchange notes. We have filed a copy of the indenture as an exhibit to the registration statement which includes this prospectus. Certain defined terms used in this description but not defined below under "—Certain Definitions" have the meanings assigned to them in the indenture.

        The registered holder of a note will be treated as the owner of it for all purposes. Only registered holders will have rights under the indenture.

Brief Description of the Notes

        The notes:

  •
  are general obligations of Alliance;

  •
  are subordinated in right of payment to all existing and future Senior Indebtedness of Alliance, including our bank debt;

  •
  are effectively subordinated to all obligations of our subsidiaries;

  •
  rank equally in right of payment with any future senior subordinated Indebtedness of Alliance; and

  •
  rank senior in right of payment to any future subordinated Indebtedness of Alliance.

        As of September 30, 2007, after giving effect to the use of proceeds from the private offering, Alliance had approximately $376.8 million of indebtedness senior in right of payment to the notes and approximately $64.1 million available for borrowing as additional senior debt under the amended credit facility. As indicated above and as discussed in detail below under the caption "—Subordination," payments on the notes will be subordinated to the payment of Senior Indebtedness. The indenture will permit us to incur additional Senior Indebtedness.

        A portion of the operations of Alliance is conducted through its subsidiaries and, therefore, Alliance depends partially on the cash flow of its subsidiaries to meet its obligations, including its obligations under the notes. The notes will be effectively subordinated in right of payment to all Indebtedness and other liabilities and commitments (including trade payables and lease obligations) of Alliance's subsidiaries. Any right of Alliance to receive assets of any of its subsidiaries upon the subsidiary's liquidation or reorganization (and the consequent right of the holders of the notes to participate in those assets) will be effectively subordinated to the claims of that subsidiary's creditors, except to the extent that Alliance is itself recognized as a creditor of the subsidiary, in which case the claims of Alliance would still be subordinate in right of payment to any security in the assets of the subsidiary and any indebtedness of the subsidiary senior to that held by Alliance. See "Risk Factors—Risks Related to Our Indebtedness" and "Risk Factors—Risks Related to the Notes."

        The notes have terms substantially identical to the 2004 Notes, but were issued under a new indenture and are therefore not fungible and do not vote as a class with the outstanding 2004 Notes.

Principal, Maturity and Interest

        We will issue an aggregate principal amount of $150 million of exchange notes in the exchange offer. The indenture provides for the issuance of additional notes having identical terms and conditions to the notes, subject to compliance with the covenants contained in the indenture, including the provisions set forth under "—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock." Any such additional notes will be part of the same issue as the notes and will vote on all matters with the notes.

        The notes will mature on December 15, 2012.

        Interest on the notes will accrue at the rate of 7 1/4% per annum and will be payable semi-annually in arrears on June 15 and December 15. Alliance will make each interest payment to the holders of record on the immediately preceding June 1 and December 1.

        You will receive interest on June 15, 2008 from the date of initial issuance of the exchange notes, plus an amount equal to the accrued interest on the private notes from December 15, 2007 to the date of exchange. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the Notes

        If a holder has given wire transfer instructions to Alliance, Alliance will pay all principal, interest and premium, if any, on that holder's notes in accordance with those instructions. All other payments on notes will be made at the office or agency of the paying agent and registrar within the City and State of New York unless Alliance elects to make interest payments by check mailed to the holders at their addresses set forth in the register of holders.

Paying Agent and Registrar for the Notes

        The trustee will initially act as paying agent and registrar. Alliance may change the paying agent or registrar without prior notice to the holders of the notes, and Alliance or any of its Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

        A holder may transfer or exchange notes in accordance with the indenture. The registrar and the trustee may require a holder to furnish appropriate endorsements and transfer documents in connection with a transfer of notes. Holders will be required to pay all taxes due on transfer. Alliance is not required to transfer or exchange any note selected for redemption.

Subordination

        The payment of principal, interest and premium, if any, on the notes will be subordinated to the prior payment in full of all Senior Indebtedness of Alliance, including Senior Indebtedness incurred after the date of the indenture.

        Upon any distribution to creditors of Alliance in a liquidation or dissolution of Alliance, a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to Alliance or its property, an assignment for the benefit of creditors, or any marshalling of Alliance's assets and liabilities:

  •
  the holders of Senior Indebtedness will be entitled to receive payment in full of the Senior Indebtedness before the holders of notes will be entitled to receive any payment on the notes; and

  •
  until all Senior Indebtedness is paid in full, any distribution to which the holders of notes would be entitled will be made to the holders of Senior Indebtedness (except that holders of notes may receive (a) shares of stock and any debt securities that are subordinated at least to the same extent as the notes to (1) Senior Indebtedness and (2) any securities issued in exchange for Senior Indebtedness and (b) payments made from the trusts described under "—Legal Defeasance and Covenant Defeasance" and "—Satisfaction and Discharge").

        Alliance also may not make any payment upon or distribution in respect of the notes (except in stock or subordinated securities described above or from the trust described under "—Legal Defeasance and Covenant Defeasance" and "—Satisfaction and Discharge") if:

  •
  a payment default on Designated Senior Indebtedness occurs and is continuing beyond any applicable grace period; or

  •
  any other default occurs and is continuing on any series of Designated Senior Indebtedness that permits holders of that series of Designated Senior Indebtedness to accelerate its maturity and the trustee receives a notice of such default (a "Payment Blockage Notice") from holders of such Designated Senior Indebtedness.

        Payments on the notes may and will be resumed:

  •
  in the case of a payment default, upon the date on which such default is cured or waived; or

  •
  in the case of a nonpayment default, upon the earlier of (i) the date on which such nonpayment default is cured or waived, (ii) 179 days after the date on which the applicable Payment Blockage Notice is received (the "Payment Blockage Period"), or (iii) the date the Payment Blockage Period is terminated by written notice to the trustee from the holders of Designated Senior Indebtedness required to terminate such period.

        No new period of payment blockage may be commenced unless and until 365 days have elapsed since the effectiveness of the immediately preceding Payment Blockage Notice. However, if any Payment Blockage Notice within the 365-day period is given by any holders of Designated Senior Indebtedness (other than the agent under the Credit Facility), the agent under the Credit Facility may give another Payment Blockage Notice within that period. The total number of days during which any Payment Blockage Period or Periods is in effect may not exceed 179 days in the aggregate during any 365 consecutive day period.

        No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the trustee will be, or be made, the basis for a subsequent Payment Blockage Notice unless the default has been cured or waived for a period of not less than 90 days.

        If Alliance fails to make any payment on the notes when due or within any applicable grace period, whether or not on account of the payment blockage provisions referred to above, such failure would constitute an event of default under the indenture and would enable the holders of the notes to accelerate the maturity of the notes. Alliance will be required to promptly notify holders of Senior Indebtedness if payment of the notes is accelerated because of an event of default under the indenture.

        As a result of the subordination provisions described above, in the event of insolvency, bankruptcy, administration, reorganization, receivership or similar proceedings relating to Alliance, holders of notes may recover less ratably than creditors of Alliance who are holders of Senior Indebtedness. As of

September 30, 2007, after giving effect to the use of proceeds from the private offering, Alliance had approximately $376.8 million of indebtedness senior in right of payment to the notes and approximately $64.1 million available for borrowing as additional senior debt under the amended credit facility.

        In addition, the notes are structurally subordinated to the liabilities and trade payables and obligations of subsidiaries of Alliance. Although the indenture contains limitations on the amount of additional Indebtedness that Alliance and its subsidiaries may incur, under certain circumstances the amount of additional Indebtedness could be substantial and, in any case, additional Indebtedness may be Senior Indebtedness. See "—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock."

        The private notes rank, and the exchange notes will rank, senior in right of payment to all Subordinated Indebtedness of Alliance. Currently, Alliance has no Subordinated Indebtedness.

Optional Redemption

        Alliance may redeem all or a part of the notes upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and liquidated damages, if any, on the notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on December 15 of the years indicated below:

Year	Percentage
2007	103.625%
2008	101.813%
2009 and thereafter	100.000%

Mandatory Redemption

        Except as set forth below under "—Repurchase at the Option of Holders," Alliance is not required to make mandatory redemption or sinking fund payments with respect to the notes.

Repurchase at the Option of Holders

Change of Control

        If a Change of Control occurs, each holder of notes will have the right to require Alliance to repurchase all or any part (equal to $1,000 or an integral multiple of $1,000) of that holder's notes pursuant to the offer described below (a "Change of Control Offer") at a price in cash (the "Change of Control Payment") equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest and liquidated damages, if any, on the notes repurchased, to the date of purchase. Within 30 days following any Change of Control, Alliance will mail a notice to each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes on a date specified in the notice that is no earlier than 30 days and no later than 60 days from the date such notice is mailed (the "Change of Control Payment Date"), pursuant to the procedures required by the indenture and described in such notice. Alliance will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the indenture, Alliance will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the indenture by virtue of such conflict.

        On the Change of Control Payment Date, Alliance will, to the extent lawful:

  •
  accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

  •
  deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

  •
  deliver or cause to be delivered to the trustee the notes properly accepted together with an Officers' Certificate stating the aggregate principal amount of notes or portions of notes being purchased by Alliance.

        The paying agent will promptly mail to each holder of notes properly tendered the Change of Control Payment for such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each new note will be in a principal amount of $1,000 or an integral multiple of $1,000.

        Alliance will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture and purchases all notes validly tendered and not withdrawn under the Change of Control Offer.

        A Change of Control Offer may be made in advance of, and conditioned upon, a Change of Control, if a definitive agreement is in place for the Change of Control at the time of the making of the Change of Control Offer. The notes repurchased by Alliance pursuant to a Change of Control Offer will have the status of notes issued but not outstanding or will be retired and canceled at the option of Alliance. Notes purchased by a third party pursuant to the preceding paragraph will have the status of notes issued and outstanding.

        Prior to complying with any of the provisions of this covenant, but in any event within 30 days following a Change of Control, Alliance will either repay all outstanding Senior Indebtedness or obtain the requisite consents, if any, under any outstanding Senior Indebtedness to permit the repurchase of the notes required by this covenant.

        Alliance's bank credit agreement prohibits, and future credit agreements or other agreements relating to Senior Indebtedness may prohibit, Alliance from purchasing any notes as a result of a Change of Control and/or provide that certain change of control events with respect to Alliance would constitute a default under those agreements. If a Change of Control occurs at a time when Alliance is prohibited from purchasing the notes, Alliance could seek the consent of its lenders to the purchase of the notes or could attempt to refinance the borrowings that contain the prohibition. If Alliance does not obtain such a consent or repay the borrowings, Alliance will remain prohibited from purchasing the notes. In that case, Alliance's failure to purchase tendered notes would constitute an event of default under the indenture. If, as a result of a default under the indenture, a default occurs with respect to Senior Indebtedness, the subordination provisions in the indenture would likely restrict payments to the holders of the notes.

Asset Sales

        Alliance will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

  (a)
  Alliance (or the Restricted Subsidiary, as the case may be) receives consideration at the time of the Asset Sale at least equal to the fair market value (as determined in good faith by Alliance) of the assets sold or otherwise disposed of; and

  (b)
  at least 75% of the consideration received in the Asset Sale by Alliance or the Restricted Subsidiary is in the form of cash or Cash Equivalents. For purposes of this provision, each of the following will be deemed to be Cash Equivalents:

  (1)
  any liabilities (as shown on Alliance's or the Restricted Subsidiary's most recent balance sheet or in the notes thereto) of Alliance or any Restricted Subsidiary (other than liabilities that are by their terms subordinated to the notes), that are assumed by the transferee of any such assets;

  (2)
  any notes or other obligations received by Alliance or the Restricted Subsidiary from the transferee that are converted by Alliance or the Restricted Subsidiary into cash (to the extent of the cash received) within 180 days following the closing of the Asset Sale; and

  (3)
  any Designated Noncash Consideration received by Alliance or any of its Restricted Subsidiaries in the Asset Sale having an aggregate fair market value, taken together with all other Designated Noncash Consideration received pursuant to this clause that is at that time outstanding, not to exceed the greater of:

  (A)
  $50 million; or

  (B)
  15% of Total Assets at the time of the receipt of the Designated Noncash Consideration (with the fair market value of each item of Designated Noncash Consideration being measured at the time received and without giving effect to subsequent changes in value).

        Within 365 days after the receipt of any Net Proceeds from an Asset Sale, Alliance or the Restricted Subsidiary may apply those Net Proceeds at its option:

  (a)
  to permanently reduce Obligations under the credit facility (and to correspondingly reduce commitments with respect thereto) or other Senior Indebtedness or Pari Passu Indebtedness (provided that if Alliance reduces Obligations under Pari Passu Indebtedness, it will equally and ratably reduce Obligations under the notes if the notes are then prepayable or, if the notes may not be then prepaid, Alliance will make an offer (in accordance with the procedures set forth below for an Asset Sale Offer) to all holders of notes to purchase at 100% of the principal amount thereof the amount of notes that would otherwise be prepaid);

  (b)
  to an investment in any one or more businesses, capital expenditures or acquisitions of other assets in each case, used or useful in a Similar Business; or

  (c)
  to make an investment in properties or assets that replace the properties and assets that are the subject of the Asset Sale.

        Pending the final application of any Net Proceeds, Alliance or the Restricted Subsidiary may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in Cash Equivalents or Investment Grade Securities.

        Any Net Proceeds from the Asset Sale that are not invested as provided and within the time period set forth in the preceding paragraph will constitute "Excess Proceeds." When the aggregate amount of Excess Proceeds exceeds $15 million, Alliance will make an offer to all holders of notes and all holders of Pari Passu Indebtedness containing provisions similar to those set forth in the indenture with respect to offers to purchase or redeem with the proceeds of sales of assets (an "Asset Sale Offer") to purchase the maximum principal amount of notes, that is an integral multiple of $1,000, and such Pari Passu Indebtedness that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of the principal amount, plus accrued and unpaid interest and liquidated damages, if any, to the date of purchase, and will be payable in cash. Alliance will commence an Asset Sale Offer with respect to Excess Proceeds within 10 business days after the date the aggregate amount of Excess Proceeds exceeds $15 million by mailing the notice required pursuant to the terms of the indenture, with a copy to the trustee. If any Excess Proceeds remain after consummation of an Asset Sale Offer, Alliance may use those proceeds for general corporate purposes. If the aggregate principal amount of notes and other Pari Passu Indebtedness surrendered by holders exceeds the amount of Excess Proceeds, such Excess Proceeds shall be allocated pro rata (based on the aggregate principal amount tendered) among the notes and such Pari Passu Indebtedness, and the trustee shall select the notes to be purchased on a pro rata basis in the manner described under the caption "Selection and Notice" below. Upon completion of any such Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero.

        Alliance will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with the repurchase of the notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the indenture, Alliance will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the indenture by virtue of such conflict.

Selection and Notice

        If less than all of the notes are to be redeemed at any time, the trustee will select notes for redemption as follows:

  •
  if the notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the notes are listed; or

  •
  if the notes are not listed on any national securities exchange, on a pro rata basis, by lot or by such other method as the trustee deems fair and appropriate.

        No notes of $1,000 or less can be redeemed in part. Notices of purchase or redemption will be mailed by first class mail, postage prepaid, at least 30 but not more than 60 days before the purchase or redemption date to each holder of notes to be redeemed at its registered address.

        If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount of that note that is to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the holder upon cancellation of the original note. On and after the purchase or redemption date, unless Alliance defaults in payment of the purchase or redemption price, interest ceases to accrue on notes or portions of them purchased or called for redemption.

Certain Covenants

Limitation on Restricted Payments

        Alliance will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

  (a)
  declare or pay any dividend or make any distribution on account of Alliance's or any of its Restricted Subsidiaries' Equity Interests, including any dividend or distribution payable in connection with any merger or consolidation (other than (1) dividends or distributions by Alliance payable in Equity Interests (other than Disqualified Stock) of Alliance or (2) dividends or distributions by a Restricted Subsidiary so long as, in the case of any dividend or distribution payable on or in respect of any class or series of securities issued by a Subsidiary other than a Wholly Owned Subsidiary, Alliance or a Restricted Subsidiary receives at least its pro rata share of such dividend or distribution in accordance with its Equity Interests in such class or series of securities);

  (b)
  purchase, redeem, defease or otherwise acquire or retire for value any Equity Interests of Alliance or any direct or indirect parent of Alliance;

  (c)
  make any principal payment on, or redeem, repurchase, defease or otherwise acquire or retire for value in each case, prior to any scheduled repayment, or maturity, any Subordinated Indebtedness (other than Indebtedness permitted under clauses (g) and (i) of the covenant described under "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock"); or

  (d)
  make any Restricted Investment;

(the payments and other actions in clauses (a) through (d) being referred to as "Restricted Payments"), unless, at the time of such Restricted Payment:

    (1)
    no default or event of default under the indenture has occurred and is continuing or would occur as a consequence of the Restricted Payment;

    (2)
    immediately before and immediately after giving effect to such transaction on a pro forma basis, Alliance could incur $1.00 of additional Indebtedness under the provisions of the first paragraph of "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock"; and

    (3)
    such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by Alliance and its Restricted Subsidiaries after April 10, 2001 (including Restricted Payments permitted by clauses (a), (e) (only to the extent that amounts paid pursuant to such clause are greater than amounts that would have been paid pursuant to such clause if $5 million and $10 million were substituted in such clause for $10 million and $20 million, respectively), (f) (only to the extent of one-half of such amounts), (i) and (j) of the next succeeding paragraph, but excluding all other Restricted Payments permitted by the next succeeding paragraph), is less than the sum of:

    (A)
    50% of the Consolidated Net Income of Alliance for the period (taken as one accounting period) from July 1, 2001 to the end of Alliance's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, in the case such Consolidated Net Income for such period is a deficit, minus 100% of such deficit), plus

    (B)
    100% of the aggregate net cash proceeds and the fair market value, as determined in good faith by the board of directors, of marketable securities received by Alliance since immediately after April 10, 2001 from the issue or sale of Equity Interests of Alliance (excluding Excluded Contributions) or debt securities of Alliance issued or sold after April 10, 2001 that have been converted into such Equity Interests (including Retired Capital Stock (as defined below)) of Alliance (other than Refunding Capital Stock (as defined below) or Equity Interests or convertible debt securities of Alliance sold to a Restricted Subsidiary of Alliance and other than Disqualified Stock or debt securities that have been converted into Disqualified Stock), plus

    (C)
    the aggregate amount by which Indebtedness (other than Subordinated Indebtedness) of Alliance or any Restricted Subsidiary is reduced on Alliance's consolidated balance sheet on or after April 10, 2001 upon the conversion or exchange of any debt securities issued or sold on or prior to April 10, 2001 that are convertible into Equity Interests of Alliance (other than Refunding Capital Stock (as defined below) or Equity Interests or convertible debt securities of Alliance sold to a Restricted Subsidiary of Alliance and other than Disqualified Stock or debt securities that have been converted into Disqualified Stock), plus

      (D)
      100% of the aggregate amount of cash and marketable securities contributed to the capital of Alliance following April 10, 2001 (excluding Excluded Contributions), plus

      (E)
      100% of the aggregate amount received in cash and the fair market value of marketable securities (other than Restricted Investments) received after April 10, 2001 from:

      (i)
      the sale or other disposition (other than to Alliance or a Restricted Subsidiary) of Restricted Investments made by Alliance and its Restricted Subsidiaries after April 10, 2001; or

      (ii)
      a dividend from, or the sale (other than to Alliance or a Restricted Subsidiary) of the stock of, an Unrestricted Subsidiary after April 10, 2001 (other than an Unrestricted Subsidiary the Investment in which was made by Alliance or a Restricted Subsidiary after April 10, 2001 pursuant to clause (g) or (k) below).

        As of September 30, 2007, Alliance would have been able to make Restricted Payments pursuant to the foregoing clause (3) in an amount of at least $152.4 million.

        The preceding provisions will not prohibit:

  (a)
  the payment of any dividend within 60 days after the date of declaration thereof, if at the date of declaration such payment would have complied with the provisions of the indenture;

  (b)
  (1) the redemption, repurchase, retirement or other acquisition of any Equity Interests (the "Retired Capital Stock") or Subordinated Indebtedness of Alliance in exchange for, or out of the proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary) of, Equity Interests of Alliance (other than any Disqualified Stock) (the "Refunding Capital Stock"), and (2) if immediately prior to the retirement of Retired Capital Stock, the declaration and payment of dividends thereon was permitted under clause (f) of this paragraph, the declaration and payment of dividends on Refunding Capital Stock in an aggregate amount per year no greater than the aggregate amount of dividends per annum that was declarable and payable on such Retired Capital Stock immediately prior to such retirement; provided that at the time of the declaration of any such dividends, no default or event of default under the indenture has occurred and is continuing or would occur as a consequence thereof;

  (c)
  distributions or payments of Receivables Fees;

  (d)
  the redemption, repurchase or other acquisition or retirement of Subordinated Indebtedness of Alliance made by exchange for, or out of the proceeds of the substantially concurrent sale of, new Indebtedness of Alliance so long as:

  (1)
  the principal amount of such new Indebtedness does not exceed the principal amount of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired for value (plus the amount of any premium required to be paid under the terms of the instrument governing the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired, and fees and expenses payable in connection with such redemption, repurchase, acquisition or retirement);

  (2)
  such Indebtedness is subordinated to the Senior Indebtedness and the notes at least to the same extent as such Subordinated Indebtedness so purchased, exchanged, redeemed, repurchased, acquired or retired for value;

  (3)
  such Indebtedness has a final scheduled maturity date equal to or later than the final scheduled maturity date of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired; and

    (4)
    such Indebtedness has a Weighted Average Life to Maturity equal to or greater than the remaining Weighted Average Life to Maturity of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired;

  (e)
  a Restricted Payment to pay for the repurchase, retirement or other acquisition or retirement for value of common Equity Interests of Alliance held by any future, present or former employee, director or consultant of Alliance or any Subsidiary pursuant to any management equity plan, stockholder agreement or stock option plan or any other management or employee benefit plan or agreement; provided that the aggregate Restricted Payments made under this clause (e) does not exceed in any calendar year $10 million (with unused amounts in any calendar year being carried over to succeeding calendar years subject to a maximum (without giving effect to the following proviso) of $20 million in any calendar year); provided further that such amount in any calendar year may be increased by an amount not to exceed:

  (1)
  the cash proceeds from the sale of Equity Interests of Alliance to members of management, directors or consultants of Alliance and its Subsidiaries that occurs after April 10, 2001 (to the extent the cash proceeds from the sale of such Equity Interests have not otherwise been applied to the payment of Restricted Payments by virtue of the preceding paragraph (3)) plus

  (2)
  the cash proceeds of key man life insurance policies received by Alliance and its Restricted Subsidiaries after April 10, 2001 less

  (3)
  the amount of any Restricted Payments made after April 10, 2001 pursuant to clauses (1) and (2) of this subparagraph (e);

  and provided further that cancellation of Indebtedness owing to Alliance from members of management of Alliance or any of its Restricted Subsidiaries in connection with a repurchase of Equity Interests of Alliance will not constitute a Restricted Payment for purposes of this covenant or any other provision of the indenture;

  (f)
  the declaration and payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) issued after the 2004 Notes Issuance Date (including the declaration and payment of dividends on Refunding Capital Stock in excess of the dividends declarable and payable pursuant to clause (b)); provided, however, that for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of issuance of such Designated Preferred Stock, after giving effect to such issuance on a pro forma basis, Alliance and its Restricted Subsidiaries would have had a Fixed Charge Coverage Ratio of at least 1.75 to 1.00;

  (g)
  Investments in Unrestricted Subsidiaries having an aggregate fair market value, taken together with all other Investments made after April 10, 2001 pursuant to this clause (g) that are at that time outstanding, not to exceed $45 million at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

  (h)
  repurchases of Equity Interests deemed to occur upon exercise of stock options if such Equity Interests represent a portion of the exercise price of such options;

  (i)
  the payment of dividends on Alliance's common stock, following the first public offering of Alliance's common stock on or after April 10, 2001, of up to 6% per annum of the net proceeds received by Alliance in such public offering, other than public offerings with respect to Alliance's common stock registered on Form S-8;

  (j)
  a Restricted Payment to pay for the repurchase, retirement or other acquisition or retirement for value of Equity Interests of Alliance which are not held by KKR or any of its affiliates

    (including any Equity Interests issued in respect of such Equity Interests as a result of a stock split, recapitalization, merger, combination, consolidation or otherwise, but excluding any management equity plan or stock option plan or similar agreement), provided that the aggregate Restricted Payments made since April 10, 2001 under this clause (j) shall not exceed $50 million, provided further that notwithstanding the foregoing, Alliance shall be permitted to make Restricted Payments under this clause (j) only if after giving effect thereto, Alliance would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first sentence of the covenant described under "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock";

  (k)
  Investments in Unrestricted Subsidiaries that are made with Excluded Contributions;

  (l)
  the payment of dividends on Disqualified Stock which is issued in accordance with the covenant described under "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock"; and

  (m)
  other Restricted Payments since April 10, 2001 in an aggregate amount not to exceed $25 million;

provided that at the time of, and after giving effect to, any Restricted Payment permitted under clauses (e), (f), (g), (i), (j), (k), (l) and (m), no default or event of default under the indenture shall have occurred and be continuing or would occur as a consequence of the Restricted Payment; and provided further that for purposes of determining the aggregate amount expended for Restricted Payments in accordance with clause (3) of the immediately preceding paragraph, only the amounts expended under clauses (a), (e) (only to the extent that amounts paid pursuant to such clause are greater than amounts that would have been paid pursuant to such clause if $5 million and $10 million were substituted in such clause for $10 million and $20 million, respectively), (f) (only to the extent of one-half of such amounts), (i) and (j) will be included.

        In the future, Alliance will not permit any Unrestricted Subsidiary to become a Restricted Subsidiary except pursuant to the second to last sentence of the definition of "Unrestricted Subsidiary." For purposes of designating any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding Investments by Alliance and its Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated will be deemed to be Restricted Payments in an amount determined as set forth in the last sentence of the definition of "Investments." Such designation will only be permitted if an Investment in that amount would be permitted at the time and if the Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. Unrestricted Subsidiaries will not be subject to any of the restrictive covenants set forth in the indenture.

Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock

        Alliance will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, "incur" and collectively, an "incurrence") any Indebtedness (including Acquired Indebtedness) and Alliance will not issue any shares of Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of Preferred Stock; provided, however, that Alliance may incur Indebtedness (including Acquired Indebtedness) or issue shares of Disqualified Stock if the Fixed Charge Coverage Ratio for Alliance's and the Restricted Subsidiaries' most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock is issued would have been at least 2.00 to 1.00, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred, or the Disqualified Stock had been issued, as the case may be, and the application of proceeds therefrom had occurred at the beginning of such four-quarter period.

        These limitations will not apply to:

  (a)
  the incurrence by Alliance or its Restricted Subsidiaries of Indebtedness under Credit Facilities and the issuance and creation of letters of credit and bankers' acceptances thereunder (with letters of credit and bankers' acceptances being deemed to have a principal amount equal to the face amount thereof) up to an aggregate principal amount of $650 million outstanding at any one time;

  (b)
  the incurrence by Alliance of Indebtedness represented by the notes and the 2004 Notes;

  (c)
  the Existing Indebtedness (other than Indebtedness described in clauses (a) and (b));

  (d)
  Indebtedness (including Capitalized Lease Obligations) incurred by Alliance or any of its Restricted Subsidiaries, to finance the purchase, lease or improvement of property (real or personal) or equipment (whether through the direct purchase of assets or the Capital Stock of any Person owning such assets) in an aggregate principal amount which, when aggregated with the principal amount of all other Indebtedness then outstanding and incurred pursuant to this clause (d) and including all Refinancing Indebtedness (as defined below) incurred to refund, refinance or replace any other Indebtedness incurred pursuant to this clause (d), does not exceed the greater of (1) $50 million or (2) 15% of Total Assets;

  (e)
  Indebtedness incurred by Alliance or any of its Restricted Subsidiaries constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business, including without limitation letters of credit in respect of workers' compensation claims or self-insurance, or other Indebtedness with respect to reimbursement type obligations regarding workers' compensation claims; provided, however, that upon the drawing of such letters of credit or the incurrence of such Indebtedness, such obligations are reimbursed within 30 days following such drawing or incurrence;

  (f)
  Indebtedness arising from agreements of Alliance or a Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred or assumed in connection with the disposition of any business, assets or a Subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or a Subsidiary for the purpose of financing such acquisition; provided, however, that:

  (1)
  such Indebtedness is not reflected on the balance sheet of Alliance or any Restricted Subsidiary (contingent obligations referred to in a footnote to financial statements and not otherwise reflected on the balance sheet will not be deemed to be reflected on such balance sheet for purposes of this clause (1)); and

  (2)
  the maximum assumable liability in respect of all such Indebtedness will at no time exceed the gross proceeds including noncash proceeds (the fair market value of such noncash proceeds being measured at the time received and without giving effect to any subsequent changes in value) actually received by Alliance and its Restricted Subsidiaries in connection with such disposition;

  (g)
  Indebtedness of Alliance to a Restricted Subsidiary; provided that any such Indebtedness is made pursuant to an intercompany note and is subordinated in right of payment to the notes; provided further that any subsequent issuance or transfer of any Capital Stock or any other event which will result in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to Alliance or another Restricted Subsidiary) will be deemed, in each case, to be an incurrence of such Indebtedness;

  (h)
  shares of Preferred Stock of a Restricted Subsidiary issued to Alliance or another Restricted Subsidiary; provided that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such shares of Preferred Stock (except to Alliance or another Restricted Subsidiary) will be deemed, in each case to be an issuance of shares of Preferred Stock;

  (i)
  Indebtedness of a Restricted Subsidiary to Alliance or another Restricted Subsidiary; provided that:

  (1)
  any such Indebtedness is made pursuant to an intercompany note; and

  (2)
  if a Guarantor incurs such Indebtedness from a Restricted Subsidiary that is not a Guarantor such Indebtedness is subordinated in right of payment to the Guarantee of such Guarantor;

    provided further that any subsequent transfer of any such Indebtedness (except to Alliance or another Restricted Subsidiary) or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary shall be deemed, in each case to be an incurrence of such Indebtedness;

  (j)
  Hedging Obligations that are incurred in the ordinary course of business:

  (1)
  for the purpose of fixing or hedging interest rate risk with respect to any Indebtedness that is permitted by the terms of the indenture to be outstanding; or

  (2)
  for the purpose of fixing or hedging currency exchange rate risk with respect to any currency exchanges;

  (k)
  obligations in respect of performance and surety bonds and completion guarantees provided by Alliance or any Restricted Subsidiary in the ordinary course of business;

  (l)
  Indebtedness of any Guarantor in respect of such Guarantor's Guarantee;

  (m)
  Indebtedness of Alliance and any of its Restricted Subsidiaries not otherwise permitted hereunder in an aggregate principal amount, which when aggregated with the principal amount of all other Indebtedness then outstanding and incurred pursuant to this clause (m), does not exceed $150 million at any one time outstanding; provided, however, that Indebtedness of a Restricted Subsidiary organized under the laws of the United States, any state thereof, the District of Columbia or any territory thereof, which when aggregated with the principal amount of all other Indebtedness of such Restricted Subsidiaries then outstanding and incurred pursuant to this clause (m), does not exceed $60 million at any one time outstanding;

  (n)
  (1) any guarantee by Alliance of Indebtedness or other obligations of any of its Restricted Subsidiaries so long as the incurrence of such Indebtedness incurred by such Restricted Subsidiary is permitted under the terms of the indenture; (2) any Excluded Guarantee (as defined below under "—Limitation on Guarantees of Indebtedness by Restricted Subsidiaries") of a Restricted Subsidiary; and (3) any Guarantee by a Restricted Subsidiary so long as the Indebtedness being guaranteed was permitted to be incurred under this covenant and such Restricted Subsidiary complies with the covenant below under "—Limitation on Guarantees of Indebtedness by Restricted Subsidiaries";

  (o)
  the incurrence by Alliance or any of its Restricted Subsidiaries of Indebtedness which serves to refund, refinance or restructure any Indebtedness incurred as permitted under the first paragraph of this covenant and clauses (b), (c), (d) and (l) above or clause (p) below, or any Indebtedness issued to so refund, refinance or restructure such Indebtedness including additional Indebtedness incurred to pay premiums, expenses and fees in connection therewith

    (the "Refinancing Indebtedness") prior to its respective maturity; provided, however, that such Refinancing Indebtedness:

    (1)
    has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is incurred which is not less than the remaining Weighted Average Life to Maturity of Indebtedness being refunded or refinanced;

    (2)
    to the extent such Refinancing Indebtedness refinances Indebtedness subordinated or pari passu to the notes, such Refinancing Indebtedness is subordinated or pari passu to the notes at least to the same extent as the Indebtedness being refinanced or refunded; and

    (3)
    shall not include:

    (x)
    Indebtedness of a Subsidiary that refinances Indebtedness of Alliance or Indebtedness of a non-Guarantor that refinances Indebtedness of a Guarantor; or

    (y)
    Indebtedness of Alliance or a Restricted Subsidiary that refinances Indebtedness of an Unrestricted Subsidiary;

    and provided further that subclauses (1) and (2) of this clause (o) will not apply to any refunding or refinancing of any Senior Indebtedness;

  (p)
  Indebtedness or Disqualified Stock of Persons that are acquired by Alliance or any of its Restricted Subsidiaries or merged into a Restricted Subsidiary in accordance with the terms of the indenture; provided that such Indebtedness or Disqualified Stock is not incurred in contemplation of such acquisition or merger; and provided further that after giving effect to such acquisition or merger, either:

  (1)
  Alliance would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first sentence of this covenant; or

  (2)
  the Fixed Charge Coverage Ratio is greater than immediately prior to such acquisition or merger; and

  (q)
  guarantees by Alliance or its Restricted Subsidiaries of the obligations of joint ventures of Alliance or its Restricted Subsidiaries; provided that the maximum aggregate amount of all such guaranteed obligations shall at no time exceed $25 million.

        For purposes of determining compliance with this covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of permitted Indebtedness described in clauses (a) through (q) above or is entitled to be incurred pursuant to the first paragraph of this covenant, Alliance will, in its sole discretion, classify and may later reclassify the item of Indebtedness in any manner that complies with this covenant and the item of Indebtedness will be treated as having been incurred pursuant to only one of such clauses or pursuant to the first paragraph of this covenant. Accrual of interest, the accretion of accreted value and the payment of interest in the form of additional Indebtedness will not be deemed to be an incurrence of Indebtedness for purposes of this covenant.

Liens

        Alliance will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly create, incur, assume or suffer to exist any Lien that secures obligations under any Pari Passu Indebtedness or Subordinated Indebtedness on any asset or property of Alliance or such Restricted

Subsidiary, or any income or profits therefrom, or assign or convey any right to receive income therefrom, unless:

  •
  if such Lien secures Pari Passu Indebtedness, the notes are equally and ratably secured with the obligations so secured; or

  •
  if such Lien secures Subordinated Indebtedness, the notes are secured by a Lien on the same property, assets, income or profits which is senior to such Lien to the same extent as the notes are senior to such Subordinated Indebtedness;

in each case until such time as such obligations are no longer secured by a Lien.

        No Guarantor will directly or indirectly create, incur, assume or suffer to exist any Lien that secures obligations under any Pari Passu Indebtedness or Subordinated Indebtedness of such Guarantor on any asset or property of such Guarantor or any income or profits therefrom, or assign or convey any right to receive income therefrom, unless:

  •
  if such Lien secures Pari Passu Indebtedness, the Guarantee of such Guarantor is equally and ratably secured with the obligations so secured; or

  •
  if such Lien secures Subordinated Indebtedness, the Guarantee of such Guarantor is secured by a Lien on the same property, assets, income or profits which is senior to such Lien to the same extent as the Guarantee of such Guarantor is senior to such Subordinated Indebtedness, in each case until such time as such obligations are no longer secured by a Lien.

        Any Lien created, incurred or existing in respect of unfunded pension obligations or any similar obligations of Alliance or any or its Restricted Subsidiaries or any Guarantor will not be deemed to give rise to any obligations under this section.

Dividend and Other Payment Restrictions Affecting Subsidiaries

        Alliance will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary to:

  (a)
  (1) pay dividends or make any other distributions to Alliance or any of its Restricted Subsidiaries (A) on its Capital Stock or (B) with respect to any other interest or participation in, or measured by, its profits, or (2) pay any Indebtedness owed to Alliance or any of its Restricted Subsidiaries;

  (b)
  make loans or advances to Alliance or any of its Restricted Subsidiaries; or

  (c)
  sell, lease or transfer any of its properties or assets to Alliance or any of its Restricted Subsidiaries;

except (in each case) for such encumbrances or restrictions existing under or by reason of:

  (1)
  contractual encumbrances or restrictions in effect on the date of the indenture, including pursuant to the Credit Facility and its related documentation;

  (2)
  the indenture and the notes;

  (3)
  purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature discussed in clause (c) above on the property so acquired;

  (4)
  applicable law or any applicable rule, regulation or order;

  (5)
  any agreement or other instrument of a Person acquired by Alliance or any Restricted Subsidiary in existence at the time of such acquisition (but not created in contemplation thereof), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired;

  (6)
  contracts for the sale of assets, including, without limitation, customary restrictions with respect to a Subsidiary pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Subsidiary;

  (7)
  secured Indebtedness otherwise permitted to be incurred pursuant to the covenants described under "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock" and "—Liens" that limit the right of the debtor to dispose of the assets securing such Indebtedness;

  (8)
  restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

  (9)
  other Indebtedness of Restricted Subsidiaries permitted to be incurred subsequent to the 2004 Notes Issuance Date pursuant to the provisions of the covenant described under "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock";

  (10)
  customary provisions in joint venture agreements and other similar agreements entered into in the ordinary course of business;

  (11)
  customary provisions contained in leases and other agreements entered into in the ordinary course of business;

  (12)
  restrictions created in connection with any Receivables Facility that, in the good faith determination of the Board of Directors of Alliance, are necessary or advisable to effect such Receivables Facility; or

  (13)
  any encumbrances or restrictions of the type referred to in clauses (a), (b) and (c) above imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (1) through (12) above, provided that the amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of Alliance's Board of Directors, no more restrictive with respect to such dividend and other payment restrictions than those contained in the dividend or other payment restrictions prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing.

Merger, Consolidation, or Sale of All or Substantially All Assets

        Alliance will not consolidate or merge with or into or wind up into (whether or not Alliance is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to any Person unless:

  (a)
  Alliance is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than Alliance) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation organized or existing under the laws of the United States, any state thereof, the District of Columbia, or any territory thereof (Alliance or such Person, as the case may be, being herein called the "Successor Company");

  (b)
  the Successor Company (if other than Alliance) expressly assumes all the obligations of Alliance under the indenture and the notes pursuant to a supplemental indenture or other documents or instruments in form reasonably satisfactory to the trustee;

  (c)
  immediately after such transaction no default or event of default under the indenture has occurred and is continuing;

  (d)
  immediately after giving pro forma effect to such transaction, as if such transaction had occurred at the beginning of the applicable four-quarter period

  (1)
  the Successor Company would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first sentence of the covenant described under "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock"; or

  (2)
  the Fixed Charge Coverage Ratio for the Successor Company and its Restricted Subsidiaries would be greater than such ratio for Alliance and its Restricted Subsidiaries immediately prior to such transaction;

  (e)
  each Guarantor, if any, unless it is the other party to the transactions described above, has by supplemental indenture confirmed that its Guarantee applies to such Person's obligations under the indenture and the notes; and

  (f)
  Alliance delivers to the trustee an Officers' Certificate and an opinion of counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the indenture.

The Successor Company will succeed to, and be substituted for, Alliance under the indenture and the notes.

        Notwithstanding the foregoing clause (d):

  (1)
  any Restricted Subsidiary may consolidate with, merge into or transfer all or part of its properties and assets to Alliance; and

  (2)
  Alliance may merge with an Affiliate incorporated solely for the purpose of reincorporating Alliance in another state of the United States so long as the amount of Indebtedness of Alliance and its Restricted Subsidiaries is not increased thereby.

        Each Guarantor, if any, will not, and Alliance will not permit a Guarantor to, consolidate or merge with or into or wind up into (whether or not the Guarantor is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions to, any Person unless:

  (a)
  such Guarantor is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than such Guarantor) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation organized or existing under the laws of the United States, any state thereof, the District of Columbia, or any territory thereof (such Guarantor or such Person, as the case may be, being herein called the "Successor Guarantor");

  (b)
  the Successor Guarantor (if other than such Guarantor) expressly assumes all the obligations of such Guarantor under the indenture and the Guarantor's Guarantee pursuant to a supplemental indenture or other documents or instruments in form reasonably satisfactory to the trustee;

  (c)
  immediately after such transaction no default or event of default under the indenture has occurred and is continuing; and

  (d)
  the Guarantor has delivered or caused to be delivered to the trustee an Officers' Certificate and an opinion of counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the indenture.

The Successor Guarantor will succeed to, and be substituted for, such Guarantor under the indenture and such Guarantor's Guarantee.

Transactions with Affiliates

        Alliance will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each of the foregoing, an "Affiliate Transaction") involving aggregate consideration in excess of $5 million, unless:

  (a)
  the Affiliate Transaction is on terms that are not materially less favorable to Alliance or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by Alliance or the Restricted Subsidiary with an unrelated Person; and

  (b)
  Alliance delivers to the trustee with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10 million, a resolution adopted by the majority of the Board of Directors of Alliance approving the Affiliate Transaction and set forth in an Officers' Certificate certifying that the Affiliate Transaction complies with clause (a) above.

        The preceding paragraph will not apply to the following:

  (1)
  transactions between or among Alliance and/or any of its Restricted Subsidiaries;

  (2)
  Restricted Payments permitted by the provisions of the indenture described above under the covenant "—Limitation on Restricted Payments" or Permitted Investments;

  (3)
  the payment of customary annual management, consulting and advisory fees and related expenses to KKR and its Affiliates;

  (4)
  the payment of reasonable and customary fees paid to, and indemnity provided on behalf of, officers, directors, employees or consultants of Alliance or any Restricted Subsidiary;

  (5)
  payments by Alliance or any of its Restricted Subsidiaries to KKR and its Affiliates made for any financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, including in connection with acquisitions or divestitures which payments are approved by a majority of the Board of Directors of Alliance in good faith;

  (6)
  transactions in which Alliance or any of its Restricted Subsidiaries, as the case may be, delivers to the trustee a letter from an Independent Financial Advisor stating that the transaction is fair to Alliance or the Restricted Subsidiary from a financial point of view; provided that the transaction also meets the requirements of clause (a) of the preceding paragraph;

  (7)
  payments or loans to employees or consultants which are approved by a majority of the Board of Directors of Alliance in good faith;

  (8)
  any agreement as in effect date of the indenture or any amendment thereto (so long as any such amendment is not disadvantageous to the holders of the notes in any material respect) or any transaction contemplated thereby;

  (9)
  the existence of, or the performance by Alliance or any of its Restricted Subsidiaries of its obligations under the terms of, any stockholders agreement (including any registration rights agreement or purchase agreement related thereto) to which it is a party as of the date of the indenture and any similar agreements which it may enter into thereafter; provided, however, that the existence of, or the performance by Alliance or any of its Restricted Subsidiaries of

    obligations under any future amendment to any such existing agreement or under any similar agreement entered into after the date of the indenture shall only be permitted by this clause (9) to the extent that the terms of any such amendment or new agreement are not otherwise disadvantageous to the holders of the notes in any material respect;

  (10)
  transactions with customers, clients, suppliers, or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the indenture, which are fair to Alliance or its Restricted Subsidiaries, in the reasonable determination of the Board of Directors of Alliance or the senior management thereof, or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party; and

  (11)
  sales of accounts receivable, or participations therein, in connection with any Receivables Facility.

Limitation on Guarantees of Indebtedness by Restricted Subsidiaries

  (a)
  Alliance will not permit any Restricted Subsidiary to guarantee the payment of any Indebtedness of Alliance or any Indebtedness of any other Restricted Subsidiary unless:

  (1)
  the Restricted Subsidiary simultaneously executes and delivers a supplemental indenture to the indenture providing for a Guarantee of payment of the notes by the Restricted Subsidiary except that:

  (A)
  if the notes are subordinated in right of payment to such Indebtedness, the Guarantee under the supplemental indenture shall be subordinated to such Restricted Subsidiary's guarantee with respect to such Indebtedness substantially to the same extent as the notes are subordinated to such Indebtedness under the indenture; and

  (B)
  if such Indebtedness is by its express terms subordinated in right of payment to the notes, any such guarantee of such Restricted Subsidiary with respect to such Indebtedness shall be subordinated in right of payment to such Restricted Subsidiary's Guarantee with respect to the notes substantially to the same extent as such Indebtedness is subordinated to the notes;

  (2)
  the Restricted Subsidiary waives and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against Alliance or any other Restricted Subsidiary as a result of any payment by such Restricted Subsidiary under its Guarantee; and

  (3)
  the Restricted Subsidiary shall deliver to the trustee an opinion of counsel to the effect that:

  (A)
  the Guarantee of the notes has been duly executed and authorized; and

  (B)
  the Guarantee of the notes constitutes a valid, binding and enforceable obligation of such Restricted Subsidiary, except insofar as enforcement thereof may be limited by bankruptcy, insolvency or similar laws (including, without limitation, all laws relating to fraudulent transfers) and except insofar as enforcement thereof is subject to general principles of equity;

  provided that this paragraph (a) shall not be applicable to any guarantee of any Restricted Subsidiary:

    (x)
    that (A) existed at the time such Person became a Restricted Subsidiary of Alliance and (B) was not incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary of Alliance; or

    (y)
    that guarantees the payment of Obligations of Alliance or any Restricted Subsidiary under the Credit Facility or any other bank facility which is designated as Senior Indebtedness and any refunding, refinancing or replacement thereof, in whole or in part, provided that such refunding, refinancing or replacement thereof constitutes Senior Indebtedness and is not incurred pursuant to a registered offering of securities under the Securities Act or a private placement of securities (including under Rule 144A) pursuant to an exemption from the registration requirements of the Securities Act, which private placement provides for registration rights under the Securities Act (any guarantee excluded by operations of this clause (y) being an "Excluded Guarantee").

  (b)
  Notwithstanding the other provisions of this covenant and of the indenture, any Guarantee by a Restricted Subsidiary of the notes will provide by its terms that it will be automatically and unconditionally released and discharged upon

  (1)
  any sale, exchange or transfer, to any Person not an Affiliate of Alliance, of all of Alliance's Capital Stock in, or all or substantially all the assets of, such Restricted Subsidiary (which sale, exchange or transfer is not prohibited by the indenture),

  (2)
  the release or discharge of the guarantee which resulted in the creation of such Guarantee, except a discharge or release by or as a result of payment under such guarantee,

  (3)
  such Restricted Subsidiary is designated an Unrestricted Subsidiary in accordance with the terms of the indenture, or

  (4)
  the obligations of Alliance and the Guarantors have been terminated or discharged, as the case may be, pursuant to, and in compliance with, the provisions below under "—Legal Defeasance and Covenant Defeasance" or "—Satisfaction and Discharge."

Limitation on Other Senior Subordinated Indebtedness

        Alliance will not, and will not permit any Guarantor to, directly or indirectly, incur any Indebtedness (including Acquired Indebtedness) that is subordinate in right of payment to any Indebtedness of Alliance or any Indebtedness of any Guarantor, unless such Indebtedness is either:

  (a)
  pari passu in right of payment with the notes or such Guarantor's Guarantee, as the case may be; or

  (b)
  subordinate in right of payment to the notes, or such Guarantor's Guarantee, as the case may be, in the same manner and at least to the same extent as the notes are subordinate to Senior Indebtedness or such Guarantor's Guarantee is subordinate to such Guarantor's Senior Indebtedness, as the case may be.

Reports

        Whether or not required by the U.S. Securities and Exchange Commission (the "SEC"), so long as any notes are outstanding, Alliance will file with the SEC and deliver to the trustee and to each holder of notes, within the time periods specified in the SEC's rules and regulations, annual and quarterly reports and other information, documents and reports specified in Section 13 or 15(d) of the Exchange

Act and applicable to a U.S. corporation subject to those sections; provided, however, that Alliance will not be obligated to file such information, documents and reports with the SEC if the SEC does not permit those filings.

Events of Default and Remedies

        Each of the following is an Event of Default:

  (a)
  default in payment when due, upon redemption, acceleration or otherwise, of principal of, or premium, if any, on the notes, whether or not the payment is prohibited by the subordination provisions of the indenture;

  (b)
  default for 30 days or more in the payment when due of interest on or liquidated damages, if any, with respect to the notes, whether or not the payment is prohibited by the subordination provisions of the indenture;

  (c)
  failure by Alliance or any Guarantor for 30 days after notice to comply with any of its other agreements in the indenture or the notes;

  (d)
  default under any mortgage, indenture or instrument under which there is issued or by which there is secured or evidenced any Indebtedness for money borrowed by Alliance or any of its Restricted Subsidiaries or the payment of which is guaranteed by Alliance or any of its Restricted Subsidiaries (other than Indebtedness owed to Alliance or a Restricted Subsidiary), whether such Indebtedness or guarantee now exists or is created after the date of the indenture, if both:

  (1)
  such default either:

  (A)
  results from the failure to pay any such Indebtedness at its stated final maturity (after giving effect to any applicable grace periods); or

  (B)
  relates to an obligation other than the obligation to pay principal of any such Indebtedness at its stated final maturity and results in the holder or holders of such Indebtedness causing such Indebtedness to become due prior to its stated maturity; and

  (2)
  the principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at stated final maturity (after giving effect to any applicable grace periods), or the maturity of which has been so accelerated, aggregates $20 million or more;

  (e)
  failure by Alliance or any of its Significant Subsidiaries to pay final judgments aggregating in excess of $20 million, which final judgments remain unpaid, undischarged and unstayed for a period of more than 60 days;

  (f)
  certain events of bankruptcy or insolvency described in the indenture with respect to Alliance or any of its Significant Subsidiaries; or

  (g)
  any Guarantee ceases to be in full force and effect or is declared null and void or any responsible officer of Alliance or any Guarantor denies that it has any further liability under any Guarantee or gives notice to such effect (other than by reason of the termination of the indenture or the release of any such Guarantee in accordance with the indenture).

        If any event of default (other than of a type specified in clause (f) above) occurs and is continuing under the indenture, the trustee or the holders of at least 30% in principal amount of the then outstanding notes may declare the principal, premium, if any, interest and any other monetary obligations on all the then outstanding notes to be due and payable immediately, by a notice in writing to Alliance (and to the trustee if given by holders); provided, however, that, so long as any Indebtedness permitted to be incurred pursuant to the Credit Facility shall be outstanding, no such acceleration shall be effective until the earlier of (x) acceleration of any such Indebtedness under the Credit Facility or (y) five business days after the giving of written notice to Alliance and the administrative agent under the Credit Facility of such acceleration. Upon the effectiveness of such declaration, the principal and interest on the notes will be due and payable immediately. Notwithstanding the preceding, if an event of default arising under clause (f) of the first paragraph of this section occurs with respect to Alliance, all outstanding notes will become due and payable without further action or notice.

        Holders of the notes may not enforce the indenture or the notes except as provided in the indenture. Subject to limitations, holders of a majority in principal amount of the notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of notes notice of any continuing default or event of default (except a default or event of default relating to the payment of principal, premium, if any, or interest) if it determines that withholding notice is in their interest.

        The holders of a majority in aggregate principal amount of the notes may on behalf of the holders of all of the notes waive any existing default or event of default and its consequences under the indenture or any Guarantee except a continuing default or event of default in the payment of interest on, premium, if any, or the principal of any note held by a non-consenting holder. In the event of any event of default specified in clause (d) above, the event of default and all consequences thereof (including any acceleration or resulting payment default) will be annulled, waived and rescinded, automatically if, within 20 days after the event of default arose, (i) the Indebtedness or guarantee that is the basis for such event of default has been discharged, (ii) the holders of the Indebtedness or guarantee have rescinded or waived the acceleration, notice or action, or (iii) the default that is the basis for such event of default has been cured.

        Alliance is required to deliver to the trustee annually a statement regarding compliance with the indenture, and Alliance is required, within five business days, upon becoming aware of any default or event of default or any default under any document, instrument or agreement representing Indebtedness of Alliance or any Guarantor, to deliver to the trustee a statement specifying the default or event of default.

No Personal Liability of Directors, Officers, Employees, Stockholders or Incorporators

        No director, officer, employee, incorporator or stockholder of Alliance or any Guarantor will have any liability for any obligations of Alliance or such Guarantor under the notes, any Guarantees or the indenture or for any claim based on, in respect of, or by reason of such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

        Alliance may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding notes and have all obligations of the Guarantors discharged with respect to their Guarantees ("Legal Defeasance") except for:

  (a)
  the rights of holders of outstanding notes to receive payments in respect of the principal of, premium, if any, and interest and liquidated damages, if any, on such notes when such payments are due, solely from the trust fund referred to below;

  (b)
  Alliance's obligations with respect to notes concerning issuing temporary notes, registration of such notes, mutilated, destroyed, lost or stolen notes, the maintenance of an office or agency for payment and money for security payments held in trust;

  (c)
  the rights, powers, trusts, duties and immunities of the trustee, and Alliance's obligations in connection therewith; and

  (d)
  the Legal Defeasance provisions of the indenture.

In addition, Alliance may, at its option and at any time, elect to have the obligations of Alliance and the Guarantors released with respect to certain covenants that are described in the indenture ("Covenant Defeasance") and thereafter any omission to comply with those covenants will not constitute a default or event of default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment on other indebtedness, bankruptcy, receivership, rehabilitation and insolvency events) described under "—Events of Default and Remedies" will no longer constitute an event of default with respect to the notes.

        In order to exercise either Legal Defeasance or Covenant Defeasance:

  (a)
  Alliance must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the notes, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of and premium interest, and liquidated damages, if any, due on the outstanding notes on the stated maturity date or on the applicable redemption date, as the case may be;

  (b)
  in the case of Legal Defeasance, Alliance has delivered to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that, subject to customary assumptions and exclusions:

  (1)
  Alliance has received from, or there has been published by, the Internal Revenue Service a ruling; or

  (2)
  since the date of the indenture, there has been a change in the applicable federal income tax law,

    in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

  (c)
  in the case of Covenant Defeasance, Alliance has delivered to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

  (d)
  no default or event of default shall have occurred and is continuing on the date of such deposit (other than a default or event of default resulting from the borrowing of funds to be applied to such deposit);

  (e)
  such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the indenture) to which Alliance or any Guarantor is a party or by which Alliance or any Guarantor is bound;

  (f)
  Alliance has delivered to the trustee an opinion of counsel to the effect that the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally under any applicable federal or state law, and that the trustee has a perfected security interest in the trust funds for the ratable benefit of the holders of notes;

  (g)
  Alliance has delivered to the trustee an Officers' Certificate stating that the deposit was not made by Alliance with the intent of defeating, hindering, delaying or defrauding any creditors of Alliance or any Guarantor or others; and

  (h)
  Alliance has delivered to the trustee an Officers' Certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Amendment, Supplement and Waiver

        Except as provided in the next two succeeding paragraphs, the indenture, any Guarantee and the notes may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the notes then outstanding, including consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes, and any existing default or compliance with any provision of the indenture or the notes may be waived with the consent of the holders of a majority in principal amount of the then outstanding notes, including consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes.

        Without the consent of each holder affected, an amendment or waiver may not (with respect to any notes held by a non-consenting holder of the notes):

  (a)
  reduce the principal amount of notes whose holders must consent to an amendment, supplement or waiver;

  (b)
  reduce the principal of or change the fixed maturity of any such note or alter or waive the provisions with respect to the redemption of the notes (other than provisions relating to the covenants described above under the caption "—Repurchase at the Option of Holders");

  (c)
  reduce the rate of or change the time for payment of interest on any note;

  (d)
  waive a default or event of default in the payment of principal of or premium, if any, or interest on the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of such notes and a waiver of the payment default that resulted from such acceleration), or in respect of a covenant or provision contained in the indenture or any Guarantee which cannot be amended or modified without the consent of all holders of notes;

  (e)
  make any note payable in money other than that stated in the notes;

  (f)
  make any change in the provisions of the indenture relating to waivers of past defaults or the rights of holders of notes to receive payments of principal of or premium, if any, or interest on the notes;

  (g)
  make any change in this paragraph;

  (h)
  impair the right of any holder of the notes to receive payment of principal of, or interest or liquidated damages on, the holder's notes on or after the due dates relating thereto or to institute suit for the enforcement of any payment on or with respect to the holder's notes; or

  (i)
  make any change in the subordination provisions of the indenture that would adversely affect the holders of the notes.

        Notwithstanding the preceding, without the consent of any holder of notes, Alliance, the Guarantors and the trustee may amend or supplement the indenture, any Guarantee or the notes:

  (a)
  to cure any ambiguity, defect or inconsistency;

  (b)
  to provide for uncertificated notes in addition to or in place of certificated notes;

  (c)
  to comply with the covenant relating to mergers, consolidations and sales of assets to provide for the assumption of Alliance's or any Guarantor's obligations to holders of such notes;

  (d)
  to otherwise provide for the assumption of Alliance's or any Guarantor's obligations to holders of such notes;

  (e)
  to make any change that would provide any additional rights or benefits to the holders of notes or that does not adversely affect the legal rights under the indenture of any holder of the notes;

  (f)
  to add covenants for the benefit of the holders or to surrender any right or power conferred upon Alliance;

  (g)
  to comply with the requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act;

  (h)
  to evidence and provide for the acceptance of appointment under the indenture by a successor trustee pursuant to the requirements of the indenture;

  (i)
  to add a Guarantor under the indenture or release a Guarantor from its Guarantee pursuant to the terms of the indenture;

  (j)
  to make any change to the subordination provisions of the indenture that would limit or terminate the benefits available to any holder of Senior Indebtedness under those provisions, provided that if the rights of the holders of Senior Indebtedness are adversely affected, the holders of Senior Indebtedness must consent to the change; or

  (k)
  to conform the text of the indenture or the notes to any provision of this Description of the Notes to the extent that such provision in this Description of the Notes was intended to be a verbatim recitation of a provision of the indenture or the notes.

Satisfaction and Discharge

        The indenture will be discharged and will cease to be of further effect as to all notes issued thereunder, when:

  (a)
  either:

  (1)
  all notes that have been authenticated, except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has been deposited in trust and thereafter repaid to Alliance, have been delivered to the trustee for cancellation; or

  (2)
  all notes that have not been delivered to such trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and Alliance or any Guarantor has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the notes not delivered to the trustee for cancellation for principal, premium, if any, and accrued interest and liquidated damages, if any, to the date of maturity or redemption;

  (b)
  no default or event of default with respect to the indenture or the notes has occurred and is continuing on the date of the deposit or will occur as a result of the deposit and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which Alliance or any Guarantor is a party or by which Alliance or any Guarantor is bound;

  (c)
  Alliance or any Guarantor has paid or caused to be paid all sums payable by it under the indenture; and

  (d)
  Alliance has delivered irrevocable instructions to the trustee under the indenture to apply the deposited money toward the payment of the notes at maturity or the redemption date, as the case may be.

        In addition, Alliance must deliver an Officers' Certificate and an opinion of counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Concerning the Trustee

        If the trustee becomes a creditor of Alliance, the indenture limits its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest, it must eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

        The holders of a majority in principal amount of the notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that in case an event of default occurs and is continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless such holder has offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Governing Law

        The indenture, the notes and the Guarantees, if any, will be, subject to certain exceptions, governed by and construed in accordance with the internal laws of the State of New York.

Certain Definitions

        Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided. For purposes of the indenture, unless otherwise specifically indicated, the term "consolidated" with respect to any Person refers to such Person consolidated with its Restricted Subsidiaries, and excludes from such consolidation any Unrestricted Subsidiary as if such Unrestricted Subsidiary were not an Affiliate of such Person.

        "2004 Notes" means the $150 million aggregate principal amount of Alliance's 7 1/4% senior subordinated notes due 2012 issued pursuant to the 2004 Notes Indenture.

        "2004 Notes Indenture" means the Indenture dated as of December 29, 2004, between Alliance and The Bank of New York Trust Company, N.A., as trustee.

        "2004 Notes Issuance Date" means December 29, 2004.

        "Acquired Indebtedness" means, with respect to any specified Person:

  (a)
  Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Restricted Subsidiary of such specified Person, including, without limitation, Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Restricted Subsidiary of such specified Person; and

  (b)
  Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

        "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "Control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided, however, that beneficial ownership of 10% or more of the voting securities of a Person shall be deemed to be control.

        "Asset Sale" means:

  (a)
  the sale, conveyance, transfer or other disposition (whether in a single transaction or a series of related transactions) of property or assets (including by way of a sale and leaseback) of Alliance or any Restricted Subsidiary outside the ordinary course of business (each referred to in this definition as a "disposition"); or

  (b)
  the issuance or sale of Equity Interests of any Restricted Subsidiary (whether in a single transaction or a series of related transactions),

        in each case, other than:

  (1)
  a disposition of Cash Equivalents or Investment Grade Securities or obsolete equipment in the ordinary course of business;

  (2)
  the disposition of all or substantially all of the assets of Alliance in a manner permitted pursuant to the provisions described above under "—Certain Covenants—Merger, Consolidation or Sale of All or Substantially All Assets" or any disposition that constitutes a Change of Control pursuant to the indenture;

  (3)
  any Restricted Payment that is permitted to be made, and is made, under the first paragraph of the covenant described above under "—Certain Covenants—Limitation on Restricted Payments";

  (4)
  any disposition of assets with an aggregate fair market value of less than $2 million;

  (5)
  any disposition of property or assets by a Restricted Subsidiary to Alliance or by Alliance or a Restricted Subsidiary to a Wholly Owned Restricted Subsidiary;

  (6)
  any exchange of like property pursuant to Section 1031 of the Internal Revenue Code of 1986, as amended, for use in a Similar Business;

  (7)
  any financing transaction with respect to property built or acquired by Alliance or any Restricted Subsidiary after the date of the indenture including, without limitation, sale-leasebacks and asset securitizations;

  (8)
  foreclosures on assets;

  (9)
  sales of accounts receivable, or participations therein, in connection with any Receivables Facility;

  (10)
  any sale of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary;

  (11)
  any sale of an imaging or therapeutic system to any original manufacturer of imaging or therapeutic systems in exchange for a credit from such manufacturer against the purchase of a replacement or alternate imaging or therapeutic system; and

  (12)
  any sale of an imaging or therapeutic system pursuant to an arrangement with a client of Alliance or one of its Restricted Subsidiaries; provided that (A) any such system was purchased by Alliance or such Restricted Subsidiary within the 90 days prior to the date of such sale and (B) Alliance or such Restricted Subsidiary receives net cash proceeds in connection with the sale in an amount equal to or greater than the amount it paid for such system.

        "Capital Stock" means:

  (a)
  in the case of a corporation, corporate stock;

  (b)
  in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

  (c)
  in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

  (d)
  any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

        "Capitalized Lease Obligation" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes) in accordance with GAAP.

        "Cash Equivalents" means:

  (a)
  U.S. dollars;

  (b)
  securities issued or directly and fully guaranteed or insured by the U.S. Government or any agency or instrumentality thereof;

  (c)
  certificates of deposit, time deposits and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers' acceptances with maturities not exceeding one year and overnight bank deposits, in each case with any commercial bank having capital and surplus in excess of $250 million;

  (d)
  repurchase obligations for underlying securities of the types described in clauses (b) and (c) entered into with any financial institution meeting the qualifications specified in clause (c) above;

  (e)
  commercial paper rated "A-1" or the equivalent thereof by Moody's or S&P and in each case maturing within one year after the date of acquisition;

  (f)
  investment funds investing at least 95% of their assets in securities of the types described in clauses (a)-(e) above;

  (g)
  readily marketable direct obligations issued by any state of the United States of America or any political subdivision thereof having one of the two highest rating categories obtainable from either Moody's or S&P; and

  (h)
  Indebtedness or Preferred Stock issued by Persons with a rating of "A" or higher from S&P or "A2" or higher from Moody's.

        "Change Of Control" means the occurrence of any of the following:

  (a)
  the sale, lease or transfer, in one or a series of related transactions, of all or substantially all of the assets of Alliance and its Subsidiaries, taken as a whole; or

  (b)
  Alliance becomes aware of (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) the acquisition by any Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act), other than the Permitted Holders and their Related Parties, in a single transaction or in a related series of transactions, by way of merger, consolidation or other business combination or purchase of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision) of 50% or more of the total voting power of the Voting Stock of Alliance.

        The definition of Change of Control includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of "all or substantially all" of the assets of Alliance and its Subsidiaries (determined on a consolidated basis). Although there is a developing body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require Alliance to repurchase such notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of Alliance and its Subsidiaries taken as a whole to another Person or group may be uncertain.

        "Consolidated Depreciation and Amortization Expense" means with respect to any Person for any period, the total amount of depreciation and amortization expense of such Person and its Restricted Subsidiaries for such period on a consolidated basis and otherwise determined in accordance with GAAP.

        "Consolidated Interest Expense" means, with respect to any period, the sum, without duplication, of:

  (a)
  consolidated interest expense of such Person and its Restricted Subsidiaries for such period, to the extent such expense was deducted in computing Consolidated Net Income (including amortization of original issue discount, non-cash interest payments, the interest component of Capitalized Lease Obligations, and net payments and receipts (if any) pursuant to Hedging Obligations to the extent included in Consolidated Interest Expense, excluding amortization of deferred financing fees) and

  (b)
  consolidated capitalized interest of such Person and its Restricted Subsidiaries for such period, whether paid or accrued;

provided, however, that Receivables Fees shall be deemed not to constitute Consolidated Interest Expense.

        "Consolidated Net Income" means, with respect to any Person for any period, the aggregate of the Net Income, of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, and otherwise determined in accordance with GAAP; provided, however, that:

  (a)
  any net after-tax extraordinary or nonrecurring or unusual gains or losses (less all fees and expenses relating thereto) shall be excluded;

  (b)
  the Net Income for such period shall not include the cumulative effect of a change in accounting principles during such period;

  (c)
  any net after-tax income (loss) from discontinued operations and any net after-tax gains or losses on disposal of discontinued operations shall be excluded;

  (d)
  any net after-tax gains or losses (less all fees and expenses relating thereto) attributable to asset dispositions other than in the ordinary course of business (as determined in good faith by the Board of Directors of Alliance) shall be excluded;

  (e)
  the Net Income for such period of any Person that is not a Subsidiary, or is an Unrestricted Subsidiary, or that is accounted for by the equity method of accounting, shall be included only to the extent of the amount of dividends or distributions or other payments paid in cash (or to the extent converted into cash) to the referent Person or a Restricted Subsidiary thereof in respect of such period;

  (f)
  for purposes of the covenant described under "—Certain Covenants—Limitation on Restricted Payments" only, the Net Income of any Person acquired in a pooling of interests transaction shall not be included for any period prior to the date of such acquisition; and

  (g)
  the Net Income for such period of any Restricted Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of its Net Income is not at the date of determination permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule, or governmental regulation applicable to that Restricted Subsidiary or its stockholders, unless such restriction with respect to the payment of dividends or in similar distributions has been legally waived.

        "Contingent Obligations" means, with respect to any Person, any obligation of such Person guaranteeing any leases, dividends or other obligations that do not constitute Indebtedness ("Primary Obligations") of any other Person (the "Primary Obligor") in any manner, whether directly or indirectly, including, without limitation, any obligation of such Person, whether or not contingent:

  (a)
  to purchase any such primary obligation or any property constituting direct or indirect security therefor;

  (b)
  to advance or supply funds:

  (1)
  for the purchase or payment of any such primary obligation; or

  (2)
  to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor; or

  (c)
  to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

        "Credit Facilities" means, with respect to Alliance, one or more debt facilities (including, without limitation, the Credit Facility) or commercial paper facilities with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time.

        "Credit Facility" means the credit facility provided to Alliance pursuant to the Credit Agreement, dated as of November 2, 1999, as amended in connection with Alliance's recent refinancing transactions, by and among Alliance, the financial institutions listed on the signature pages thereof and Deutsche Bank Trust Company Americas, as administrative agent for the lenders, including any collateral documents, instruments and agreements executed in connection therewith, and the term

Credit Facility shall also include any amendments, supplements, modifications, extensions, renewals, restatements or refundings thereof and any credit facilities that replace, refund or refinance any part of the loans, other credit facilities or commitments thereunder, including any such replacement, refunding or refinancing facility that increases the amount borrowable thereunder or alters the maturity thereof; provided, however, that there shall not be more than one facility at any one time that constitutes the Credit Facility and, if at any time there is more than one facility which would constitute the Credit Facility, Alliance will designate to the trustee which one of such facilities will be the Credit Facility for purposes of the indenture.

        "Designated Noncash Consideration" means the fair market value of noncash consideration received by Alliance or one of its Restricted Subsidiaries in connection with an Asset Sale that is so designated as Designated Noncash Consideration pursuant to an Officers' Certificate, setting forth the basis of such valuation, executed by the principal executive officer and the principal financial officer of Alliance, less the amount of cash or Cash Equivalents received in connection with a sale of such Designated Noncash Consideration.

        "Designated Preferred Stock" means Preferred Stock of Alliance (other than Disqualified Stock) that is issued for cash (other than to a Restricted Subsidiary) and is so designated as Designated Preferred Stock, pursuant to an Officers' Certificate executed by the principal executive officer and the principal financial officer of Alliance, on the issuance date thereof, the cash proceeds of which are excluded from the calculation set forth in subclause (3) of clause (d) of the covenant described under "—Certain Covenants—Limitation on Restricted Payments."

        "Designated Senior Indebtedness" means:

  (a)
  Senior Indebtedness under the Credit Facility; and

  (b)
  any other Senior Indebtedness permitted under the indenture the principal amount of which is $50 million or more and that has been designated by Alliance as Designated Senior Indebtedness.

        "Disqualified Stock" means, with respect to any Person, any Capital Stock of such Person which, by its terms (or by the terms of any security into which it is convertible or for which it is putable or exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, in each case prior to the date 91 days after the maturity date of the notes; provided, however, that if such Capital Stock is issued to any employee or to any plan for the benefit of employees of Alliance or its Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by Alliance in order to satisfy applicable statutory or regulatory obligations; provided, further, that any Capital Stock that would constitute Disqualified Stock solely because the holders thereof (or of any security into which it is convertible or for which it is exchangeable) have the right to require the issuer to repurchase such Capital Stock (or such security into which it is convertible or for which it is exchangeable) upon the occurrence of any of the events constituting an Asset Sale or a Change of Control shall not constitute Disqualified Stock if such Capital Stock (and all such securities into which it is convertible or for which it is exchangeable) provides that the issuer thereof will not repurchase or redeem any such Capital Stock (or any such security into which it is convertible or for which it is exchangeable) pursuant to such provisions prior to compliance by Alliance with the provisions of the indenture described under the caption "—Repurchase at the Option of Holders—Change of Control" or "—Repurchase at the Option of Holders—Asset Sales," as the case may be.

        "EBITDA" means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period plus to the extent included in the calculation of such Consolidated Net Income:

  (a)
  provision for taxes based on income or profits of such Person for such period, plus

  (b)
  Consolidated Interest Expense of such Person for such period and any Receivables Fees paid by such Person or any of its Restricted Subsidiaries during such period, plus

  (c)
  Consolidated Depreciation and Amortization Expense of such Person for such period, including amortization of deferred financing fees, plus

  (d)
  any expenses or charges related to any Equity Offering, Permitted Investment or Indebtedness permitted to be incurred by the indenture or any costs incurred in the cancellation of stock options, plus

  (e)
  the amount of any restructuring charge, plus

  (f)
  without duplication, any other non-cash charges reducing Consolidated Net Income for such period (excluding any such charge which requires an accrual of a cash reserve for anticipated cash charges for any future period), plus

  (g)
  the amount of any minority interest expense, less

  (h)
  without duplication, non-cash items increasing Consolidated Net Income (excluding any items which represent the reversal of any accrual of, or cash reserve for, anticipated cash charges in any prior period).

        "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

        "Equity Offering" means any public or private sale of common stock or Preferred Stock of Alliance (excluding Disqualified Stock), other than:

  (a)
  public offerings with respect to Alliance's common stock registered on Form S-8; and

  (b)
  any such public or private sale that constitutes an Excluded Contribution.

        "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

        "Excluded Contributions" means the net cash proceeds received by Alliance after the 2004 Notes Issuance Date from

  (a)
  contributions to its equity capital other than contributions from the issuance of Disqualified Stock and

  (b)
  the sale (other than to a Subsidiary or to any Alliance or Subsidiary management equity plan or stock option plan or any other management or employee benefit plan or agreement) of Capital Stock (other than Disqualified Stock) of Alliance, in each case designated as Excluded Contributions pursuant to an Officers' Certificate executed by the principal executive officer and the principal financial officer of Alliance on the date such capital contributions are made or the date such Equity Interests are sold, as the case may be, the cash proceeds of which are excluded from the calculation set forth in subclause (3) of clause (d) of the "—Certain Covenants—Limitation on Restricted Payments" covenant.

        "Existing Indebtedness" means Indebtedness of Alliance or its Restricted Subsidiaries in existence on the date of the indenture, plus interest accruing thereon, after application of the net proceeds of the sale of the notes.

        "Fixed Charge Coverage Ratio" means, with respect to any Person for any period, the ratio of EBITDA of such Person for such period to the Fixed Charges of such Person for such period. In the event that Alliance or any of its Restricted Subsidiaries incurs, assumes, guarantees or redeems any Indebtedness (other than in the case of (i) revolving credit borrowings, in which case interest expense shall be computed based upon the average daily balance of such Indebtedness during the applicable period and (ii) capitalized leases related to imaging or therapeutic systems, in which case imputed interest expense shall be computed from the date of such capitalized lease) or issues or redeems Preferred Stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to the event for which the calculation of the Fixed Charge Coverage Ratio is made (the "Calculation Date"), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, guarantee or redemption of Indebtedness, or such issuance or redemption of Preferred Stock, plus the application of any proceeds therefrom as if the same had occurred at the beginning of the applicable four-quarter period. For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, consolidations and discontinued operations (as determined in accordance with GAAP) that have been made by Alliance or any of its Restricted Subsidiaries during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Calculation Date shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, discontinued operations, mergers and consolidations (and the reduction of any associated fixed charge obligations and the change in EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into Alliance or any Restricted Subsidiary since the beginning of such period) shall have made any Investment, acquisition, disposition, discontinued operation, merger or consolidation that would have required adjustment pursuant to this definition, then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, discontinued operation, merger or consolidation had occurred at the beginning of the applicable four-quarter period. For purposes of this definition, whenever pro forma effect is to be given to a transaction, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of Alliance. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness). Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of Alliance to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP. For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as Alliance may designate.

        "Fixed Charges" means, with respect to any Person for any period, the sum of (a) Consolidated Interest Expense of such Person for such period and (b) all cash dividend payments (excluding items eliminated in consolidation) on any series of Preferred Stock of such Person.

        "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the 2004 Notes Issuance Date.

        "Government Securities" means securities that are:

  (a)
  direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged; or

  (b)
  obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depositary receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such Government Securities or a specific payment of principal of or interest on any such Government Securities held by such custodian for the account of the holder of such depositary receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depositary receipt from any amount received by the custodian in respect of the Government Securities or the specific payment of principal of or interest on the Government Securities evidenced by such depositary receipt.

        "guarantee" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness or other obligations.

        "Guarantee" means any guarantee of the obligations of Alliance under the indenture and the notes by any Person in accordance with the provisions of the indenture. When used as a verb, "Guarantee" shall have a corresponding meaning. No Guarantees were issued in connection with the initial offering and sale of the private notes or will be issued in connection with the issuance of the exchange notes.

        "Guarantor" means any Person that incurs a Guarantee; provided that upon the release and discharge of such Person from its Guarantee in accordance with the indenture, such Person shall cease to be a Guarantor. No Guarantees were issued in connection with the initial offering and sale of the private notes or will be issued in connection with the issuance of the exchange notes.

        "Hedging Obligations" means, with respect to any Person, the obligations of such Person under:

  (a)
  currency exchange or interest rate swap agreements, currency exchange or interest rate cap agreements and currency exchange or interest rate collar agreements; and

  (b)
  other agreements or arrangements designed to protect such Person against fluctuations in currency exchange or interest rates.

        "Indebtedness" means, with respect to any Person:

  (a)
  any indebtedness of such Person, whether or not contingent:

  (1)
  in respect of borrowed money;

  (2)
  evidenced by bonds, notes, debentures or similar instruments or letters of credit or bankers' acceptances (or, without double counting, reimbursement agreements in respect thereof);

  (3)
  representing the balance deferred and unpaid of the purchase price of any property (including Capitalized Lease Obligations), except any such balance that constitutes a trade payable or similar obligation to a trade creditor, in each case accrued in the ordinary course of business; or

  (4)
  representing any Hedging Obligations,

    if and to the extent of any of the foregoing Indebtedness (other than letters of credit and Hedging Obligations) that would appear as a liability upon a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with GAAP;

  (b)
  to the extent not otherwise included, any obligation by such Person to be liable for, or to pay, as obligor, guarantor or otherwise, the Indebtedness of another Person (other than by endorsement of negotiable instruments for collection in the ordinary course of business); and

  (c)
  to the extent not otherwise included, Indebtedness of another Person secured by a Lien on any asset owned by such Person (whether or not such Indebtedness is assumed by such Person);

provided, however, that Contingent Obligations incurred in the ordinary course of business shall be deemed not to constitute Indebtedness and obligations under or in respect of Receivables Facilities shall not be deemed to constitute Indebtedness of a Person.

        "Independent Financial Advisor" means an accounting, appraisal, investment banking firm or consultant to Persons engaged in Similar Businesses of nationally recognized standing that is, in the judgment of Alliance's Board of Directors, as evidenced by a board resolution, qualified to perform the task for which it has been engaged, provided that such firm or consultant is not an Affiliate of Alliance.

        "Investment Grade Securities" means:

  (a)
  securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof (other than Cash Equivalents);

  (b)
  debt securities or debt instruments with a rating of "BBB-" or higher by S&P or "Baa3" or higher by Moody's or the equivalent of such rating by such rating organization, or, if no rating of S&P or Moody's then exists, the equivalent of such rating by any other nationally recognized securities rating agency, but excluding any debt securities or instruments constituting loans or advances among Alliance and its Subsidiaries; and

  (c)
  investments in any fund that invests exclusively in investments of the type described in clauses (a) and (b) which fund may also hold immaterial amounts of cash pending investment and/ or distribution.

        "Investments" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of loans (including guarantees), advances or capital contributions (excluding advances to customers, commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities issued by any other Person and investments that are required by GAAP to be classified on the balance sheet (excluding the footnotes thereto) of Alliance in the same manner as the other investments included in this definition to the extent such transactions involve the transfer of cash or other property. For purposes of the definition of "Unrestricted Subsidiary" and the covenant described under "—Certain Covenants—Limitation on Restricted Payments,"

  (a)
  "Investments" shall include the portion (proportionate to Alliance's equity interest in such Subsidiary) of the fair market value of the net assets of a Subsidiary of Alliance at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, Alliance shall be deemed to continue to have a permanent "Investment" in an Unrestricted Subsidiary equal to an amount (if positive) equal to:

  (1)
  Alliance's "Investment" in such Subsidiary at the time of such redesignation less

  (2)
  the portion (proportionate to Alliance's equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation; and

  (b)
  any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Board of Directors of Alliance.

        "KKR" means Kohlberg Kravis Roberts & Co., L.P., a Delaware limited partnership.

        "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction); provided that in no event shall an operating lease be deemed to constitute a Lien.

        "Management Group" means the group consisting of the Officers of Alliance.

        "Moody's" means Moody's Investors Service, Inc., and its successors.

        "Net Income" means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of Preferred Stock dividends.

        "Net Proceeds" means the aggregate cash proceeds received by Alliance or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any Designated Noncash Consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale and the sale or disposition of such Designated Noncash Consideration (including, without limitation, legal, accounting and investment banking fees, and brokerage and sales commissions), and any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements related thereto), amounts required to be applied to the repayment of principal, premium (if any) and interest on Indebtedness required (other than required by clause (a) of the second paragraph of "—Repurchase at the Option of Holders—Asset Sales") to be paid as a result of such transaction and any deduction of appropriate amounts to be provided by Alliance as a reserve in accordance with GAAP against any liabilities associated with the asset disposed of in such transaction and retained by Alliance after such sale or other disposition thereof, including, without limitation, pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction.

        "Obligations" means any principal, interest, penalties, fees, indemnifications, reimbursements (including, without limitation, reimbursement obligations with respect to letters of credit and bankers' acceptances), damages and other liabilities payable under the documentation governing any Indebtedness.

        "Officer" means the Chairman of the Board, the President, any Executive Vice President, Senior Vice President or Vice President, the Treasurer or the Secretary of Alliance.

        "Officers' Certificate" means a certificate signed on behalf of Alliance by two officers of Alliance, one of whom must be the principal executive officer, the principal financial officer, the treasurer or the principal accounting officer of Alliance that meets the requirements set forth in the indenture.

  "Pari Passu Indebtedness" means

  (a)
  with respect to the notes, Indebtedness which ranks pari passu in right of payment to the notes, including, without limitation, the 2004 Notes, and

  (b)
  with respect to any Guarantee, Indebtedness which ranks pari passu in right of payment to such Guarantee.

        "Permitted Holders" means KKR and any of its Affiliates and the Management Group.

  "Permitted Investments" means

  (a)
  any Investment in Alliance or any Restricted Subsidiary;

  (b)
  any Investment in cash and Cash Equivalents or Investment Grade Securities;

  (c)
  any Investment by Alliance or any Restricted Subsidiary of Alliance in a Person that is a Similar Business if as a result of such Investment

  (i)
  such Person becomes a Restricted Subsidiary or

  (ii)
  such Person, in one transaction or a series of related transactions, is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, Alliance or a Restricted Subsidiary;

  (d)
  any Investment in securities or other assets not constituting Cash Equivalents and received in connection with an Asset Sale made pursuant to the provisions of "—Repurchase at the Option of Holders—Asset Sales" or any other disposition of assets not constituting an Asset Sale;

  (e)
  any Investment existing on the 2004 Notes Issuance Date;

  (f)
  advances to employees not in excess of $10 million outstanding at any one time, in the aggregate;

  (g)
  any Investment acquired by Alliance or any of its Restricted Subsidiaries:

  (i)
  in exchange for any other Investment or accounts receivable held by Alliance or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable,

  (ii)
  as a result of a foreclosure by Alliance or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default or

  (iii)
  in connection with a transaction or series of transactions in which the Person that owns the Investment becomes a Restricted Subsidiary or is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into Alliance or a Restricted Subsidiary; provided that such Investment was not made in contemplation of such transaction of series of transactions;

  (h)
  Hedging Obligations permitted under clause (j) of the "—Certain Covenants—Limitations on Incurrence of Indebtedness and Issuance of Disqualified Stock" covenant;

  (i)
  loans and advances to officers, directors and employees for business-related travel expenses, moving expenses and other similar expenses, in each case incurred in the ordinary course of business;

  (j)
  any Investment in a Similar Business having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (j) that are at that time outstanding, not to exceed the greater of:

  (x)
  $50 million; or

  (y)
  15% of Total Assets at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

  (k)
  Investments the payment for which consists of Equity Interests of Alliance (exclusive of Disqualified Stock); provided, however, that such Equity Interests will not increase the amount available for Restricted Payments under subclause (3) of clause (d) of the "—Certain Covenants—Limitation on Restricted Payments" covenant;

  (l)
  additional Investments having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (l) that are at that time outstanding, not to exceed the greater of:

  (x)
  $30 million; or

  (y)
  10% of Total Assets at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

  (m)
  any transaction to the extent it constitutes an Investment that is permitted by and made in accordance with the provisions of the second paragraph of the covenant described under "—Certain Covenants—Transactions with Affiliates" (except transactions described in clauses (2) and (6) of such paragraph); and

  (n)
  Investments relating to any special purpose Wholly Owned Subsidiary of Alliance organized in connection with a Receivables Facility that, in the good faith determination of the Board of Directors of Alliance, are necessary or advisable to effect such Receivables Facility.

        "Person" means any individual, corporation, partnership, joint venture, association, joint stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

        "Preferred Stock" means any Equity Interest with preferential right of payment of dividends or upon liquidation, dissolution, or winding up.

        "Receivables Facility" means one or more receivables financing facilities, as amended from time to time, pursuant to which Alliance and/or any of its Restricted Subsidiaries sells its accounts receivable to a Person that is not a Restricted Subsidiary.

        "Receivables Fees" means distributions or payments made directly or by means of discounts with respect to any participation interests issued or sold in connection with, and other fees paid to a Person that is not a Restricted Subsidiary in connection with, any Receivables Facility.

        "Related Parties" means any Person controlled by a Permitted Holder, including any partnership of which a Permitted Holder or its Affiliates is the general partner.

        "Restricted Investment" means an Investment other than a Permitted Investment.

        "Restricted Subsidiary" means, at any time, any direct or indirect Subsidiary of Alliance that is not then an Unrestricted Subsidiary; provided, however, that upon the occurrence of an Unrestricted Subsidiary ceasing to be an Unrestricted Subsidiary, such Subsidiary shall be included in the definition of "Restricted Subsidiary."

        "S&P" means Standard and Poor's Ratings Group, a division of McGraw-Hill, Inc., and its successors.

        "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

        "Senior Indebtedness" means:

  (a)
  the Obligations under the Credit Facility; and

  (b)
  any other Indebtedness permitted to be incurred by Alliance under the terms of the indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is on a parity with or subordinated in right of payment to the notes, including, with respect to the preceding clauses (a) and (b), interest accruing subsequent to the filing of, or which would have accrued but for the filing of, a petition for bankruptcy, whether or not such interest is an allowable claim in such bankruptcy proceeding. Notwithstanding anything to the contrary in the preceding, Senior Indebtedness will not include:

  (1)
  any liability for federal, state, local or other taxes owed or owing by Alliance;

  (2)
  any obligation of Alliance to any of its Subsidiaries;

  (3)
  any accounts payable or trade liabilities arising in the ordinary course of business (including instruments evidencing such liabilities) other than obligations in respect of bankers' acceptances and letters of credit under the Credit Facility;

  (4)
  any Indebtedness that is incurred in violation of the indenture;

  (5)
  Indebtedness which, when incurred and without respect to any election under Section 1111(b) of Title 11, United States Code, is without recourse to Alliance;

  (6)
  any Indebtedness, guarantee or obligation of Alliance which is subordinate or junior to any other Indebtedness, guarantee or obligation of Alliance;

  (7)
  Indebtedness evidenced by the notes and the 2004 Notes; and

  (8)
  Capital Stock of Alliance.

        "Significant Subsidiary" means any Subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date hereof.

        "Similar Business" means a business the majority of whose revenues are derived from the provision of diagnostic or therapeutic services or any business or activity that is reasonably similar thereto or a reasonable extension, development or expansion thereof or ancillary thereto as determined in good faith by the Board of Directors of Alliance.

  "Subordinated Indebtedness" means

  (a)
  with respect to the notes, any Indebtedness of Alliance which is by its terms subordinated in right of payment to the notes; and

  (b)
  with respect to any Guarantee, any Indebtedness of the applicable Guarantor which is by its terms subordinated in right of payment to such Guarantee.

        "Subsidiary" means, with respect to any Person:

  (a)
  any corporation, association, or other business entity (other than a partnership) of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof; and

  (b)
  any partnership, joint venture, limited liability company or similar entity of which:

  (1)
  more than 50% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof whether in the form of membership, general, special or limited partnership or otherwise; and

    (2)
    such Person or any Wholly Owned Restricted Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

        "Total Assets" means the total consolidated assets of Alliance and its Restricted Subsidiaries, as shown on the most recent balance sheet (excluding the footnotes thereto) of Alliance.

        "Unrestricted Subsidiary" means

  (a)
  any Subsidiary of Alliance which at the time of determination is an Unrestricted Subsidiary (as designated by the Board of Directors of Alliance, as provided below);

  (b)
  any Subsidiary of an Unrestricted Subsidiary; and

  (c)
  each of (i) Alliance Imaging Financial Services, Inc., (ii) Alliance Diagnostics Venture, LLC, (iii) New England Molecular Imaging LLC, (iv) Rhode Island PET Services, LLC, (v) Advanced Imaging of Lafayette, LLC and (vi) Los Alamitos Imaging Center LLC.

        The Board of Directors of Alliance may designate any Subsidiary of Alliance (including any existing Subsidiary and any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Equity Interests of, or owns, or holds any Lien on, any property of, Alliance or any Subsidiary of Alliance (other than any Subsidiary of the Subsidiary to be so designated); provided that:

  (1)
  any Unrestricted Subsidiary must be an entity of which shares of the capital stock or other equity interests (including partnership interests) entitled to cast at least a majority of the votes that may be cast by all shares or equity interests having ordinary voting power for the election of directors or other governing body are owned, directly or indirectly, by Alliance;

  (2)
  Alliance certifies that such designation complies with the covenants described under "—Certain Covenants—Limitation on Restricted Payments"; and

  (3)
  each of

  (A)
  the Subsidiary to be so designated and

  (B)
  its Subsidiaries

    has not at the time of designation, and does not thereafter, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any Indebtedness pursuant to which the lender has recourse to any of the assets of Alliance or any of its Restricted Subsidiaries.

        The Board of Directors may designate any Unrestricted Subsidiary (including any Unrestricted Subsidiary set forth in clause (c) of this definition) to be a Restricted Subsidiary; provided that, immediately after giving effect to such designation:

  (x)
  Alliance could incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test described under "—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock"; or

  (y)
  the Fixed Charge Coverage Ratio for Alliance and its Restricted Subsidiaries would be greater than such ratio for Alliance and its Restricted Subsidiaries immediately prior to such designation,

in each case on a pro forma basis taking into account such designation.

        Any such designation by the Board of Directors shall be notified by Alliance to the trustee by promptly filing with the trustee a copy of the board resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing provisions.

        "Voting Stock" of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the board of directors of such Person.

        "Weighted Average Life To Maturity" means, when applied to any Indebtedness or Disqualified Stock, as the case may be, at any date, the quotient obtained by dividing

  (a)
  the sum of the products of the number of years from the date of determination to the date of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Disqualified Stock multiplied by the amount of such payment, by

  (b)
  the sum of all such payments.

        "Wholly Owned Restricted Subsidiary" is any Wholly Owned Subsidiary that is a Restricted Subsidiary.

        "Wholly Owned Subsidiary" of any Person means a Subsidiary of such Person 100% of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person and one or more Wholly Owned Subsidiaries of such Person.

Book-Entry, Delivery and Form

        The exchange notes will be issued in the form of one or more global notes. The global notes will be deposited with, or on behalf of, The Depository Trust Company ("DTC") and registered in the name of DTC or its nominee, who will be the global notes holder. Except as set forth below, the global notes may be transferred, in whole and not in part, only to DTC or another nominee of DTC. Investors may hold their beneficial interests in the global notes directly through DTC if they are participating organizations or "participants" in such system or indirectly through organizations that are participants in such system.

The Global Notes

        The Company expects that pursuant to procedures established by DTC (i) upon the issuance of the global note, DTC or its custodian will credit, on its internal system, the principal amount at maturity of the individual beneficial interests represented by such global note to the respective accounts of persons who have accounts with such depositary and (ii) ownership of beneficial interests in the global note will be shown on, and the transfer of such ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). Ownership of beneficial interests in the global note will be limited to persons who have accounts with DTC ("participants") or persons who hold interests through participants. Holders may hold their interests in the global note directly through DTC if they are participants in such system, or indirectly through organizations which are participants in such system.

        So long as DTC, or its nominee, is the registered owner or holder of the Notes, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by such global note for all purposes under the Indenture. No beneficial owner of an interest in the global note will be able to transfer that interest except in accordance with DTC's procedures, in addition to those provided for under the Indenture with respect to the Notes.

        Payments of the principal of, premium (if any), interest (including additional interest) on, the global note will be made to DTC or its nominee, as the case may be, as the registered owner thereof.

None of the Company, the Trustee or any Paying Agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.

        The Company expects that DTC or its nominee, upon receipt of any payment of principal, premium, if any, interest (including Additional Interest) on the global note, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global note as shown on the records of DTC or its nominee. The Company also expects that payments by participants to owners of beneficial interests in the global note held through such participants will be governed by standing instructions and customary practice, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

        Transfers between participants in DTC will be effected in the ordinary way through DTC's same-day funds system in accordance with DTC rules and will be settled in same day funds. If a holder requires physical delivery of a certificated security for any reason, including to sell Notes to persons in states which require physical delivery of the Notes, or to pledge such securities, such holder must transfer its interest in a global note, in accordance with the normal procedures of DTC and with the procedures set forth in the Indenture.

        DTC has advised Alliance that it will take any action permitted to be taken by a holder of Notes (including the presentation of Notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in the global note are credited and only in respect of such portion of the aggregate principal amount of Notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default under the Indenture, DTC will exchange the global note for certificated securities, which it will distribute to its participants and which will be legended as set forth under the heading "Transfer Restrictions."

        DTC has advised the Company as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "Clearing Agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly ("indirect participants").

        Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Note among participants of DTC, it is under no obligation to perform such procedures, and such procedures may be discontinued at any time. Neither the Company nor the Trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Certificated Securities

        Certificated securities shall be issued in exchange for beneficial interests in the global note (i) if requested by a holder of such interests or (ii) if DTC is at any time unwilling or unable to continue as a depositary for the global note and a successor depositary is not appointed by the Company within 90 days.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

        The following is a summary of the material U.S. federal income tax consequences relating to the exchange of the private notes for exchange notes in the exchange offer, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the Internal Revenue Code of 1986, as amended, Treasury Regulations, Internal Revenue Service ("IRS") rulings and pronouncements, and judicial decisions now in effect, all of which are subject to change at any time by legislative, administrative, or judicial action, possibly with retroactive effect. We have not sought and will not seek any rulings from the IRS with respect to the statements made and the conclusions reached in the following summary, and accordingly, there can be no assurance that the IRS will not successfully challenge the tax consequences described below. This summary only applies to you if you exchange your private notes for exchange notes in the exchange offer. This summary also does not discuss the effect of any applicable state and local or non-U.S. tax laws or any tax laws other than U.S. federal income tax law. In addition, this summary does not discuss every aspect of U.S. federal income taxation that may be relevant to you in light of your personal circumstances or if you are otherwise subject to special tax treatment, including, without limitation, if you are:

  •
  a bank;

  •
  a financial institution;

  •
  a holder subject to the alternative minimum tax;

  •
  a broker or dealer in securities or currencies;

  •
  an insurance company;

  •
  a person whose functional currency is not the U.S. dollar;

  •
  a tax-exempt organization;

  •
  a real estate investment trust;

  •
  a regulated investment company;

  •
  an investor in a pass-through entity holding the notes;

  •
  a partnership or other entity treated as a partnership for tax purposes;

  •
  a U.S. expatriate;

  •
  a person holding notes as a part of a hedging or conversion transaction or a straddle for tax purposes;

  •
  a trader in securities who elects to use a mark-to-market method of accounting for your securities holdings; or

  •
  a foreign person or entity.

        YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

        The exchange of the private notes for the exchange notes in the exchange offer will not be treated as an "exchange" for federal income tax purposes, because the exchange notes will not be considered to differ materially in kind or extent from the private notes. Accordingly, the exchange of private notes for exchange notes will not be a taxable event to holders for federal income tax purposes. Moreover, the exchange notes will have the same tax attributes as the private notes and the same tax consequences to holders as the private notes have to holders, including without limitation, the same issue price, adjusted issue price, adjusted tax basis and holding period.

PLAN OF DISTRIBUTION

        Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. Broker-dealers may use this prospectus, as it may be amended or supplemented from time to time, in connection with the resale of exchange notes received in exchange for private notes where the broker-dealer acquired the private notes as a result of market-making activities or other trading activities. We have agreed that after this registration statement is declared effective by the SEC and until 180 days after the exchange offer has been completed or such time as broker-dealers no longer own any transfer restricted securities, we will use commercially reasonable efforts to make this prospectus, as amended or supplemented, available to any broker-dealer that requests it for use in connection with any such resale.

        We will not receive any proceeds from any sale of exchange notes by broker-dealers or any other persons. Broker-dealers may sell exchange notes received by broker-dealers for their own account pursuant to the exchange offer from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to the prevailing market prices or negotiated prices. Broker-dealers may resell exchange notes directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer and/or the purchasers of the exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of the exchange notes may be deemed to be "underwriters" within the meaning of the Securities Act and any profit on any resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. By acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

        We have agreed to pay all expenses incident to our performance of, or compliance with, the registration rights agreement and will indemnify the holders of the notes (including any broker-dealers) against liabilities under the Securities Act.

        By its acceptance of the exchange offer, any broker-dealer that receives exchange notes pursuant to the exchange offer agrees to notify us before using the prospectus in connection with the sale or transfer of exchange notes. The broker-dealer further acknowledges and agrees that, upon receipt of notice from us of the happening of any event which makes any statement in the prospectus untrue in any material respect or which requires the making of any changes in the prospectus to make the statements in the prospectus not misleading or which may impose upon us disclosure obligations that may have a material adverse effect on us, which notice we agree to deliver promptly to the broker-dealer, the broker-dealer will suspend use of the prospectus until we have notified the broker-dealer that delivery of the prospectus may resume and have furnished copies of any amendment or supplement to the prospectus to the broker-dealer.

LEGAL MATTERS

        Certain legal matters with regard to the validity of the exchange notes will be passed upon for us by Latham & Watkins LLP, San Francisco, California. Certain partners of Latham & Watkins LLP, members of their families and related persons indirectly own less than 1% of our common stock.

EXPERTS

        The consolidated financial statements, the related financial statement schedule, and management's report on the effectiveness of internal control over financial reporting, incorporated in this prospectus by reference from Alliance Imaging, Inc.'s Annual Report on Form 10-K/A for the year ended December 31, 2006 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, (which reports (1) express an unqualified opinion on the consolidated financial statements and include explanatory paragraphs relating to (a) the adoption of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, (b) and the restatement of the consolidated financial statements described in Note 17, (2) express an unqualified opinion on management's assessment regarding the effectiveness of internal control over financial reporting, and (3) express an unqualified opinion on the effectiveness of internal controls over financial reporting), which are incorporated herein by reference and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

        The consolidated financial statements of Alliance-HNI L.L.C. as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006, incorporated in this prospectus by reference from Alliance Imaging, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2006 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

AVAILABLE INFORMATION

        This prospectus is part of a registration statement on Form S-4 that we have filed with the SEC under the Securities Act. This prospectus does not contain all of the information set forth in the registration statement. For further information about us and the notes, you should refer to the documents to which we refer you. Since this prospectus may not contain all of the information that you may find important, you should review the full text of these documents. We have included these documents as exhibits to our registration statement.

        We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-888-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public on the SEC's website at www.sec.gov or on our website at www.allianceimaging.com. However, the information on our website does not constitute a part of this prospectus.

        Our Investor Relations Department can be contacted at Alliance Imaging, Inc., 1900 S. State College Blvd., Suite 600, Anaheim, California 92806, Attn: Investor Relations, tel: (714) 688-7100.

INCORPORATION BY REFERENCE

        In this prospectus we have incorporated by reference certain reports and other information we have filed, or will file, with the SEC. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. The following documents filed with the SEC by us pursuant to the Exchange Act are incorporated herein by reference until all of the securities covered hereby are sold or this offering is terminated:

  •
  our Annual Report on Form 10-K for the fiscal year ended December 31, 2006 (as amended by Form 10-K/A for the fiscal year ended December 31, 2006 filed on August 1, 2007) (including information specifically incorporated by reference into our Form 10-K from our Proxy Statement for our 2007 Annual Meeting of Stockholders);

  •
  our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2007 (as amended by Form 10-Q/A for the quarter ended March 31, 2007 filed on August 1, 2007), June 30, 2007 (as amended by Form 10-Q/A for the quarter ended June 30, 2007 filed on November 9, 2007) and September 30, 2007;

  •
  our Current Reports on Form 8-K filed with the SEC on March 22, 2007, April 20, 2007, May 15, 2007, July 31, 2007 (Item 4.02 only), November 1, 2007, November 28, 2007 (Items 8.01 and 9.01 only), December 4, 2007 (Items 1.01, 2.03 and 9.01 only) and December 20, 2007; and

  •
  all other documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding those furnished under Items 2.02 or 7.01 of Form 8-K) after the date of this prospectus and before the termination of the exchange offer to which this prospectus relates, which shall be deemed to be a part hereof from the date of filing of such documents.

        You may request a copy of these filings at no cost by writing or telephoning us at the following address: Alliance Imaging, Inc., 1900 S. State College Blvd., Suite 600, Anaheim, California 92806, Attn: Investor Relations, tel: (714) 688-7100.

Offer to Exchange up to $150,000,000 of its
7 1/4% Series B Senior Subordinated Notes due 2012
which have been registered under the Securities Act,
for up to $150,000,000 of its outstanding
7 1/4% Senior Subordinated Notes due 2012

PROSPECTUS

February 11, 2008

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  Filed Pursuant To Rule 424(B)(3) Registration Statement No. 333-148856
TABLE OF CONTENTS
CAUTIONARY DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS
MARKET AND INDUSTRY DATA
PROSPECTUS SUMMARY
Summary Consolidated Financial Information
RISK FACTORS
THE EXCHANGE OFFER
USE OF PROCEEDS
CAPITALIZATION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
PRINCIPAL STOCKHOLDERS
DESCRIPTION OF CERTAIN OTHER INDEBTEDNESS
DESCRIPTION OF THE NOTES
MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
AVAILABLE INFORMATION
INCORPORATION BY REFERENCE